7/24

06018635

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Century Energy Ltd.

*CURRENT ADDRESS 3400, 150-6th Ave. S.W.
Calgary Alberta
T2P 3Y7

**FORMER NAME Topper Resources Inc.

**NEW ADDRESS

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

FILE NO. 82- 34757

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/21/06

RECEIVED

CORPORATE ACCESS NUMBER: 2012402414 JUL 24 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

CONTINUANCE

SEC MAIL PROCESSING
RECEIVED
JUL 21 2006
WASH. D.C.
213
SECTION

CENTURY ENERGY LTD. (FORMERLY: TOPPER RESOURCES INC.)
CONTINUED FROM BRITISH COLUMBIA TO ALBERTA ON 2006/05/03.

REGISTRAR OF CORPORATIONS

Articles of Continuance
For
CENTURY ENERGY LTD.

Share Structure:	AN ULIMITED NUMBER OF COMMON SHARES, WITHOUT PAR VALUE
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number of Directors:	3
Max Number of Directors:	8
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE ATTACHED "OTHER RULES OR PROVISIONS".

Registration Authorized By: CORY H. KENT
DIRECTOR

OTHER RULES OR PROVISIONS
OF
CENTURY ENERGY LTD.
(the "Corporation")

1. Shareholder meetings may be held at a place in Alberta, determined by the directors in their absolute discretion from time to time.

2. The Directors of the Corporation may, between annual general meetings of the Corporation, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting, and in no event shall the total number of directors exceed the maximum number of directors fixed pursuant to paragraph 5 of the Articles of Continuance.

Continuance Into Alberta - Registration Statement

Alberta Registration Date: 2006/05/03

Corporate Access Number: 2012402414

Service Request Number:	8627194
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	CENTURY ENERGY LTD.
French Equivalent Name:	
Nuans Number:	86179616
Nuans Date:	2006/03/23
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	3400, 150 - 6TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3Y7

RECORDS ADDRESS

Street:	3400, 150 - 6TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3Y7

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	AN ULIMITED NUMBER OF COMMON SHARES, WITHOUT PAR VALUE
Share Transfers Restrictions:	NONE
Number of Directors:	

Min Number Of Directors:	3
Max Number Of Directors:	8
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE ATTACHED "OTHER RULES OR PROVISIONS".
Professional Endorsement Provided:	
Alberta Corporate Access Number:	
Future Dating Required:	
Registration Date:	2006/05/03

Director

Last Name:	MCCARROLL
First Name:	JIMMY
Middle Name:	
Street/Box Number:	SUITE 250, 4605 POST OAK PLACE DRIVE
City:	HOUSTON
Province:	TEXAS
Postal Code:	77027
Country:	
Resident Canadian:	

Last Name:	COLLIE
First Name:	KEY
Middle Name:	
Street/Box Number:	3630 DEL MONTE
City:	HOUSTON
Province:	TEXAS
Postal Code:	77019
Country:	
Resident Canadian:	

Last Name:	BONNYCASTLE
First Name:	RICHARD
Middle Name:	A. N.
Street/Box Number:	4614 CANTERRA TOWER, 400 - 3RD AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

Country:
Resident Canadian: Y

Last Name: BAKER
First Name: DOUG
Middle Name:
Street/Box Number: 48 DEERBROOK ROAD SE
City: CALGARY
Province: ALBERTA
Postal Code: T2J 6L6
Country:
Resident Canadian: Y

Last Name: KENT
First Name: CORY
Middle Name: H.
Street/Box Number: 1500, 1055 WEST GEORGIA STREET, P.O. BOX 11117
City: VANCOUVER
Province: BRITISH COLUMBIA
Postal Code: V6E 4N7
Country:
Resident Canadian: Y

Last Name: WHEELER
First Name: CHARLES
Middle Name: B.
Street/Box Number: 7435 SW 54 AVENUE
City: MIAMI
Province: FLORIDA
Postal Code: 33143
Country:
Resident Canadian:

Continuance

Name In Previous Jurisdiction	Corporate Access Number in Previous Jurisdiction	Previous Jurisdiction	Date Created In Previous Jurisdiction
TOPPER RESOURCES INC.	BC0046376	BRITISH COLUMBIA	1959/11/23

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Letter of Approval	10000901000197586	2006/05/03
Other Rules or Provisions	ELECTRONIC	2006/05/03

Registration Authorized By: CORY H. KENT
DIRECTOR

Century Energy Ltd.

BY-LAW NO. 1

INDEX

CENTURY ENERGY LTD.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of Century Energy Ltd. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act* (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b) "board" means the board of directors of the Corporation;

(c) "by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIRECTORS

2. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors.

3. Powers. The directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required by the Act, the articles, or the by-laws, to be done by the shareholders.

4. Borrowing Powers. The directors of the Corporation may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

5. Directors Power to Issue Shares. The directors may by resolution issue shares of the Corporation at such times, to such persons and, subject to the Act, for such consideration as the directors may from time to time determine.

6. Directors Power to Make, Amend or Repeal By-Laws. The directors may by resolution make, amend or repeal any by-laws that regulate the business or affairs of the Corporation.

MEETINGS OF DIRECTORS

7. Place of Meeting. Meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

8. Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

9. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any

meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10. <u>Omission of Notice</u>. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

11. <u>Telephone Participation</u>. A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

12. <u>Adjournment</u>. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

13. <u>Quorum</u>. A majority of the directors then holding office constitutes a quorum at any meeting of directors.

14. <u>Resolution by Majority</u>. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

15. <u>Resolution in Lieu of Meeting</u>. A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing may be signed in any number of counterparts which together shall be construed as a single instrument. A resolution in writing shall take effect on the date when it is expressed to be effective notwithstanding that the effective date is before or after the date on which it was signed by the directors or any of them. A resolution in writing transmitted by telegraph, telex, facsimile or other device capable of transmitting a printed message and purporting to be sent by a director shall be valid as a counterpart of a resolution in writing of the directors.

16. <u>Meetings of Committee of Directors</u>. The provisions of this by-law relating to meetings of directors shall apply equally to a committee of directors but when applying those provisions to a committee of directors, the phrase "meeting of directors" shall mean "meeting of

a committee of directors" and the word "director" shall mean "member of a committee of directors".

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

17. The directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

18. No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; provided that, nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

19. (1) Subject to the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 19(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 19(1)(a) and (b) hereof.

(3) Notwithstanding anything in this paragraph 19, a person referred to in subparagraph 19(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a) was substantially successful on the merits of his defence of the action or proceeding; and

(b) fulfills the conditions set out in subparagraph 19(1)(a) and (b) hereof.

OFFICERS

20. The directors may designate the offices of the Corporation, appoint as officers individuals of full capacity who may but, except in the case of the Chairman of the Board, if any, need not be directors of the Corporation, specify their duties and, except where delegation is prohibited by the Act, delegate to them powers to manage the business and affairs of the Corporation. A director may be appointed to any office of the Corporation. Two (2) or more offices of the Corporation may be held by the same person.

21. Removal of Officers and Vacation of Office. All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

22. Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders, and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors or as are incident to his office.

23. President. The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders, and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors or as are incident to his office.

24. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; (provided that, a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders,) and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors.

25. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, if present, keep minutes of all meetings of directors, committees of directors and shareholders, and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors or as are incident to his office.

26. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation; shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct; shall prepare and maintain adequate accounting records; and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

SHAREHOLDERS' MEETING

27. Place of Meetings. Subject to the articles, meetings of shareholders shall be held at a place in Alberta determined by the directors.

28. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

29. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, or if they refuse to act, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

30. Votes. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

31. Voting Jointly Held Shares. If two (2) or more persons hold shares of the Corporation jointly, one of those persons present at a meeting of shareholders may, in the absence of the others, vote the shares but if two (2) or more of those persons who are present in person or by proxy vote, they shall vote as one on the shares jointly held by them.

32. Resolution by Majority. Except where a special majority is required by the Act or any other law, regulation or rule applicable to the Corporation, every resolution submitted to a meeting of shareholders shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman shall not have a second or casting vote.

33. Telephone Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

34. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have

terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

35. Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business, or all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

36. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders. A resolution in writing shall take effect on the date when it is expressed to be effective notwithstanding that the effective date is before or after the date on which it was signed by the shareholders or any of them. A resolution in writing may be signed in any number of counterparts which together shall be construed as a single instrument. A resolution in writing transmitted by telegraph, telex, facsimile or other device capable of transmitting a printed message and purporting to be signed by a shareholder shall be valid as a counterpart of a resolution in writing of the shareholder.

VOTING SECURITIES IN OTHER BODIES CORPORATE

37. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of holders of such securities and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

38. Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that

the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

39. Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

40. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

41. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

42. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 38 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

43. Signatures upon Notice. The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

44. Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the *Interpretation Act*, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

45. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

EXECUTION OF CONTRACTS, ETC.

46. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of the President or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

ENACTED the ______ day of ______________, 2006.

Jimmy McCarroll President	Cory H. Kent Secretary

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy Ltd., formerly Topper Resources Inc. (the "Company") for the nine months ended May 31, 2006. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and nine months ended May 31, 2006 and the audited consolidated financial statements for the year ended August 31, 2005. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of July 28, 2006. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration company that is pursuing North American and international exploration opportunities. In November 2005, the Company sold its oil producing operations on the Hull Dome approximately fifty miles east of Houston, Texas. At year-end for fiscal 2005, August 31, 2005, the Company expensed completely its lease and exploration operations in Gaines County (Permian Basin), Texas.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2005. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is currently evaluating exploration projects in Colorado and Trinidad.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2004			
Fourth quarter	12,366	(61,606)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.01)
Second quarter	16,170	(115,570)	(.02)
Third quarter	16,280	(50,744)	(.01)
Fourth quarter	32,758	(577,907)	(.03)
Fiscal 2006			
First quarter	11,945	32,810	.00
Second quarter	5,101	(81,756)	(.01)
Third quarter	117	(91,272)	(.01)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the nine month period ended May 31, 2006, the Company had a 40% interest in one producing well which produces approximately 15 barrels of oil per day. This interest was sold during the prior quarter and the Company retained a .004% net revenue interest.

RESULTS OF OPERATIONS

For The Three Month Period Ended May 31, 2006 Compared With The Three Month Period Ended May 31, 2005.

The Company reported net loss of $91,272 for the three months ended May 31, 2006 as compared to a loss of $50,744 for the three months ended May 31, 2005.

For the three month period ended May 31, 2006, the Company recorded oil and gas revenues of $117. In addition, oil and gas expenses (lease operating expenses and production taxes) totalled $829. This compares to oil and gas revenues of $16,280 and oil and gas expenses of $8,045 for the three months ended May 31, 2005.

The Company's administrative expenses (exclusive of foreign exchange gains (losses) increased to $88,395 for the three months ended May 31, 2006 from $51,134 for the three months ended May 31, 2005. This is primarily attributable to an increase in stock-based compensation, shareholder information, investor relations and professional fees.

For The Nine Month Period Ended May 31, 2006 Compared With The Nine Month Period Ended May 31, 2005.

For the nine months ended May 31, 2006, the Company recorded oil and gas revenues of $17,162 compared to $58,156 for the nine months ended May 31, 2005. Oil and gas expenses also decreased to $15,596 for the nine months ended May 31, 2006 from $29,598 for the nine months ended May 31, 2005.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) also decreased to $211,271 for the nine months ended May 31, 2006 from $217,657 for the nine months ended May 31, 2005 primarily as a reduction in salaries and stock-based compensation which was offset by an increase in professional fees.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased to $56,112 on May 31, 2006 from $141,988 on February 28, 2006. This is a result of cash used in operating activities of $85,876.

The Company's cash increased to $56,112 on May 31, 2006 from $45,917 on August 31, 2005. This is a result of cash provided by financing activities of $10,000 and cash provided by investing activities of $159,405 offset by cash used in operating activities of $159,210.

NINE MONTHS ENDED MAY 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's loss for the period of ($140,218), cash from operating activities was further reduced by the gain on the sale of the Company's producing property of $78,179. This was offset by the decrease in accounts receivable of $32,208, the increase in accounts payable of $7,365 and the add-back of stock-based compensation of $19,614 resulting in net cash of $159,210 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from the sale of the Company's producing property of $159,405 accounted for the cash provided by investing activities.

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placements	8,020,000	802,000	-
Share Issuance Costs	-	(10,550)	-
Finders' Fees	81,000	8,100	-
Settlement of Debt	24,000	3,600	-
Stock-based Compensation	-	-	9,951
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based Compensation	-	-	19,614
Balance, May 31, 2006	15,552,081	6,043,828	105,160

c) At May 31, 2006, there were 8,101,000 warrants and 1,354,708 options outstanding. The warrants expire on September 1, 2006, and May 17, 2007. The stock options expire on January 31, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,620,200 and $143,871, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2005 - $22,500) to a director;

b) Paid rent of $Nil (2005 - $5,884) to a company controlled by a director;

c) Paid or accrued legal fees of $22,254 (2005- $37,441) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Topper Resources Inc. (the "Issuer")
Interim Financial Statements for the period ended May 31, 2006

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

MAY 31, 2006

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31, 2006	August 31 2005
ASSETS		
Current		
Cash	$ 56,112	$ 45,917
Receivables	8,938	41,146
	65,050	87,063
Oil and gas properties (Note 3)	-	81,226
	$ 65,050	$ 168,289
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 40,275	$ 32,910
Due to related parties (Note 4)	103,278	93,278
	143,553	126,188
Shareholders' equity (deficiency)		
Capital stock (Note 5)	6,043,828	6,043,828
Contributed surplus (Note 5)	105,160	85,546
Deficit	(6,227,491)	(6,087,273)
	(78,503)	42,101
	$ 65,050	$ 168,289

Nature and continuance of operations (Note 1)

On behalf of the Board:

Director — Jimmy M. McCarroll

Director — Cory H. Kent

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2006	2005	2006	2005
REVENUE				
Oil and gas revenue	$ 117	$ 16,280	$ 17,162	$ 58,156
DIRECT COSTS				
Depletion	-	3,142	-	8,845
Production costs	855	8,045	12,701	29,598
Maps and logs	(26)	-	2,895	-
	829	11,187	15,596	38,443
	(712)	5,093	1,566	19,713
EXPENSES				
Consulting fees	4,780	3,009	8,862	7,309
Finance charge	-	-	-	1,460
Foreign exchange (gain) loss	2,165	4,706	8,692	8,922
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	2,456	1,459	4,107	6,114
Professional fees	51,834	24,640	113,831	69,150
Regulatory and transfer agent fees	1,633	5,238	7,578	10,622
Rent	1,127	1,853	4,633	6,609
Salaries and benefits	-	-	-	11,516
Shareholder information and investor relations	10,171	-	11,999	12,500
Stock-based compensation	4,416	-	19,614	49,758
Telephone	498	536	1,380	3,109
Travel and promotion	3,980	6,899	16,767	17,010
	90,560	55,840	219,963	226,579
Loss before other items	(91,272)	(50,747)	(218,397)	(206,866)
OTHER ITEMS				
Gain on sale of property	-	-	78,179	-
Interest income	-	3	-	107
Loss for the period	(91,272)	(50,744)	(140,218)	(206,759)
Deficit, beginning of period	(6,136,219)	(5,458,621)	(6,087,273)	(5,302,606)
Deficit, end of period	$ (6,227,491)	$ (5,509,365)	$ (6,227,491)	$ (5,509,365)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	15,552,081	13,324,096	15,552,081	12,613,511

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (91,272)	$ (50,744)	$ (140,218)	$ (206,759)
Items not involving cash:				
Depletion	-	3,142	-	8,845
Stock-based compensation	4,416	-	19,614	49,758
Gain on sale of property	-	-	(78,179)	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(2,163)	3,554	32,208	(2,167)
Decrease in prepaids	-	-	-	2
Increase (decrease) in accounts payable and accrued liabilities	3,143	35,742	7,365	(119,871)
Net cash used in operating activities	(85,876)	(8,306)	(159,210)	(270,192)
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas properties	-	(18,603)	-	(221,438)
Proceeds from sale of property	-	-	159,405	-
Net cash provided by (used in) investing activities	-	(18,603)	159,405	(221,438)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	-	15,900	-	280,000
Due to related parties	-	7,500	10,000	22,500
Net cash provided by financing activities	-	23,400	10,000	302,500
Change in cash during the period	(85,876)	(3,509)	10,195	(189,130)
Cash, beginning of period	141,988	97,047	45,917	282,668
Cash, end of period	$ 56,112	$ 93,538	$ 56,112	$ 93,538

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2006	August 31, 2005
Deficit	$ (6,227,491)	$ (6,087,273)
Working capital (deficiency)	$ (78,503)	$ (39,125)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and nine month periods ending May 31, 2006 are not necessarily indicative of the results that may be expected for the year ended August 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2005. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2005.

3. OIL AND GAS PROPERTIES

	May 31, 2006		August 31, 2005		
	Hull Dome Texas	Total	Double Diamond Texas	Hull Dome Texas	Total
Acquisition costs:					
Balance, beginning of period	$ 54,928	$ 54,928	$ 73,329	$ 71,309	$ 144,638
Depletion	-	-	-	(16,381)	(16,381)
Disposal	(54,928)	(54,928)	(73,329)	-	(73,329)
Balance, end of period	-	-	-	54,928	54,928
Exploration costs:					
Balance, beginning of period	26,298	26,298	139,999	-	139,999
Drilling	-	-	383,880	26,298	410,178
Recovery	-	-	(18,455)	-	(18,455)
Disposal	(26,298)	(26,298)	(505,424)	-	(505,424)
Balance, end of period	-	-	-	26,298	26,298
Total	$	$	$ -	$ 81,226	$ 81,226

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD $134,838). The Company retained a .004% net revenue interest in the property.

Double Diamond Property, Gaines County, Texas USA

In June, 2004, the Company and its partners leased a property for $73,329 (US$53,958). The term of the lease ranges from one year to three years at $US125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company participated in the drilling of two exploration wells. During the year ended August 31, 2005, the Company decided to abandon this property and it was written off to operations.

4. DUE TO RELATED PARTIES

Amounts due to related parties at May 31, 2006 and August 31, 2005, are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayments terms.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number of Shares		Share Capital		Contributed Surplus
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546
Stock-based compensation	-		-		19,614
Balance, May 31, 2006	15,552,081	$	6,043,828	$	105,160

The Company issued 5,516,550 units at $0.10 per unit between September 20, 2004 and February 15, 2005. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $.20 per share.

The Company issued 2,500,000 units at $.10 per unit on May 17, 2005. Each unit consisted of one common share and one common share purchase warrant. Warrants are exercisable at a price of $.20 per share.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As of May 31, 2006 and August 31, 2005, the Company has outstanding stock options, enabling the holders to acquire common shares as follows:

Number Of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 31, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

6. STOCK OPTIONS AND WARRANTS (cont'd…)

a) Stock options (cont'd…)

All options are currently exercisable.

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
5,601,000	$ 0.20	September 1, 2006
2,500,000	0.20	May 17, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended May 31		Nine month Period Ended May 31	
	2006	2005	2006	2005
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for finance charges	$ -	$ -	$ -	$ 1,460

There were no significant non-cash transactions for the nine month period ending May 31, 2006. The significant non-cash transactions for the nine-month period ended May 31, 2005 were the issuance of 5,216,550 shares of common stock from two private placements for which advance subscriptions had been received prior to August 31, 2004.

There were no significant non-cash transactions for the three month periods ended May 31, 2006. The significant non-cash transaction for the three-month period ended May 31, 2005 was the issuance of 2,375,000 shares of common stock from a private placement for which advance subscriptions had been received prior to February 28, 2005.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $ 22,500 (2005 - $22,500) to a director or to a company controlled by a director.

b) Paid or accrued rent of $Nil (2005 - $5,884) to a company controlled by a director.

8. RELATED PARTY TRANSACTIONS (cont'd…)

c) Paid or accrued legal fees of $ 22,254 (2005 - $37,441) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

Form 52-109F2 *Certification of Interim Filings*

I, Jimmy M. McCarroll, Chief Executive Officer of Century Energy Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Century Energy Ltd., (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: July 31, 2006

Signed:

Jimmy M. McCarroll

Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, M. Jane Costello, Chief Financial Officer of **Century Energy, Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Century Energy, Ltd., (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: July 31, 2006

Signed: M. Jane Costello

M. Jane Costello

Chief Financial Officer

CENTURY ENERGY LTD.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 USA
Phone: (713) 658-0161
Fax: (713) 222-7158

May 19, 2006

For Immediate Release
CEY: TSX Venture

CENTURY ENERGY ANNOUNCES NEW TRADING SYMBOL AND CONTINUATION TO PROVINCE OF ALBERTA

Century Energy Ltd. (CEY: TSX Venture) is pleased to announce that its name change from Topper Resources Inc. became effective May 19, 2006. Shareholder approval of the name change was obtained at the annual and extraordinary general meeting held February 28, 2006. The Company's continuation to the jurisdiction of the Province of Alberta became effective May 3, 2006. The new trading symbol is CEY.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.centuryenergyltd.com

Jason Krueger, CFA
Redwood Capital Corporation
Telephone: (403) 374-1234
Email: jason@redwood-capital.com
www.redwood-capital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 USA
Phone: (713) 658-0161
Fax: (713) 222-7158

May 15, 2006

For Immediate Release
TOP: TSX Venture

CENTURY ENERGY ANNOUNCES RESIGNATION OF KEY COLLIE, APPOINTMENT OF JANE COSTELLO AS CHIEF FINANCIAL OFFICER

Century Energy Ltd. (TOP: TSX Venture) (formerly Topper Resources Ltd.) announced today the resignation of Key Collie from the board of directors and as Chief Financial Officer. Mr. Collie has been a dedicated member of the Company's board since March 2004. His hard work and valuable counsel has been very important in the company's progress. Century wishes Mr. Collie well in his future endeavors.

The Company is pleased to announce the appointment of M. Jane Costello as Chief Financial Officer. Ms. Costello has been a practicing Certified Public Accountant in Texas since 1981. She has extensive experience in taxation, audit, and financial issues related to the oil and gas industry.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.centuryenergyltd.com

Jason Krueger, CFA
Redwood Capital Corporation
Telephone: (403) 374-1234
Email: jason@redwood-capital.com
www.redwood-capital.com

TOPPER RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006

The following is a discussion and analysis of the consolidated financial condition and operating results of Topper Resources Inc. (the "Company") for the six months ended February 28, 2006. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and six months ended February 28 2006 and the audited consolidated financial statements for the year ended August 31, 2005. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of April 28, 2006. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration company that is pursuing international exploration opportunities in the northern regions of South America. In November 2005, the Company sold its oil producing operations on the Hull Dome approximately fifty miles east of Houston, Texas. At year-end for fiscal 2005, August 31, 2005, the Company expensed completely its lease and exploration operations in Gaines County (Permian Basin), Texas.

The Company is currently pursuing exploration opportunities in Trinidad, the Republic of Guyana, Suriname and Peru.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2005. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is a small oil and gas exploration company that is pursuing international exploration opportunities in the northern countries of South America. The Company is currently pursuing exploration opportunities in Trinidad, the Republic of Guyana, Suriname and Peru.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2004			
Third quarter	17,099	(29,434)	(.01)
Fourth quarter	12,366	(61,606)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.01)
Second quarter	16,170	(115,570)	(.02)
Third quarter	16,280	(50,744)	(.01)
Fourth quarter	32,758	(577,907)	(.03)
Fiscal 2006			
First quarter	11,945	32,810	.00
Second quarter	5,101	(81,756)	(.01)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the six month period ended February 28, 2006, the Company had a 40% interest in one producing well which produces approximately 15 barrels of oil per day. This interest was sold during the prior quarter and the Company retained a .004% net revenue interest.

RESULTS OF OPERATIONS

For The Three Month Period Ended February 28, 2006 Compared With The ThreeMonth Period Ended February 28, 2005.

For the three month period ended February 28, 2006, Company recorded oil and gas revenues of $5,101. In addition, oil and gas expenses (lease operating expenses and production taxes) totalled $2,856. This compares to oil and gas revenues of $16,710 and oil and gas expenses of $15,126 for the three months ended February 28, 2005.

The Company's administrative expenses (exclusive of foreign exchange gains (losses) decreased to $77,277 for the three months ended February 28, 2006 from $117,663 for the three months ended February 28, 2005. This is primarily attributable to a reduction in stock based compensation.

The Company reported net loss of $81,756 for the three months ended February 28, 2006 as compared to a loss of $115,581 for

the three months ended February 28, 2005. This is also the result of a reduction in stock based compensation.
For The Six Month Period Ended February 28, 2006 Compared With The Six Month Period Ended February 28, 2005.

For the six months ended February 28, 2006, the Company recorded oil and gas revenues of $17,045 compared to $41,876 for the six months ended February 28, 2005. Oil and gas expenses also decreased to $14,768 for the six months ended February 28, 2006 from $27,256 for the six months ended February 28, 2005.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) also decreased to $122,876 for the six months ended February 28, 2006 from $166,523 for the six months ended February 28, 2005 primarily as a reduction in salaries, stock based compensation and investor relations costs.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased to $141,988 on February 28, 2006 from $205,960 on November 30, 2005. This is a result of cash provided by financing activities of $2,500 offset by cash used in operating activities of $66,472.

The Company's cash increased to $141,988 on February 28, 2006 from $45,917 on August 31, 2005. This is a result of cash provided by financing activities of $10,000 and cash provided by investing activities of $159,405 offset by cash used in operating activities of $73,334.

SIX MONTHS ENDED FEBRUARY 28, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's loss for the period of $48,946, cash from operating activities was further reduced by the gain on the sale of the Company's producing property of $78,179. This was offset by the decrease in accounts receivable of $34,371, the increase in accounts payable of $4,222 and the add-back of stock based compensation of $15,198 resulting in net cash of $73,334 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from the sale of the Company's producing property of $159,405 accounted for the cash provided by investing activities.

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placements	8,020,000	802,000	-
Share Issuance Costs	-	(10,550)	-
Finders' Fees	81,000	8,100	-
Settlement of Debt	24,000	3,600	-
Stock-based Compensation	-	-	9,951
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based Compensation	-	-	15,198
Balance, February 28, 2006	15,552,081	6,043,828	100,744

c) At February 28, 2006, there were 10,601,000 warrants and 1,354,708 options outstanding. The warrants expire on January 22, 2006 (subsequently expired), September 1, 2006, and May 17, 2007. The stock options expire on January 31, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $2,370,200 and $143,871, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2005 - $15,000) to a director;

b) Paid rent of $Nil (2005 - $3,706) to a company controlled by a director;

c) Paid or accrued legal fees of $6,577 (2005- $20,314) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

FEBRUARY 28, 2006

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28 2006	August 31 2005
ASSETS		
Current		
Cash	$ 141,988	$ 45,917
Receivables	6,775	41,146
	148,763	87,063
Oil and gas properties (Note 3)	-	81,226
	$ 148,763	$ 168,289
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 37,132	$ 32,910
Due to related parties (Note 4)	103,278	93,278
	140,410	126,188
Shareholders' equity		
Capital stock (Note 5)	6,043,828	6,043,828
Contributed surplus (Note 5)	100,744	85,546
Deficit	(6,136,219)	(6,087,273)
	8,353	42,101
	$ 148,763	$ 168,289

Nature and continuance of operations (Note 1)

On behalf of the Board:

_______________________ Director _______________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2006	2005	2006	2005
REVENUE				
Oil and gas revenue	$ 5,101	$ 16,710	$ 17,045	$ 41,876
DIRECT COSTS				
Depletion	-	3,690	-	5,703
Production costs	2,856	11,436	11,847	21,553
Maps and logs	2,921	-	2,921	-
	5,777	15,126	14,768	27,256
	(676)	1,584	2,277	14,620
EXPENSES				
Consulting fees	3,905	138	4,082	4,300
Finance charge	-	1,460	-	1,460
Foreign exchange (gain) loss	3,803	(498)	6,526	4,216
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	1,462	3,063	1,652	4,655
Professional fees	40,495	37,206	58,257	44,510
Conferences	701	-	701	-
Regulatory and transfer agent fees	8,548	4,034	9,686	5,384
Rent	1,736	1,839	3,506	4,756
Salaries and benefits	-	516	-	11,516
Shareholder information and investor relations	1,828	5,000	1,828	12,500
Stock-based compensation	4,417	49,758	15,198	49,758
Telephone	472	1,856	881	2,573
Travel and promotion	6,213	5,293	12,085	10,111
	81,080	117,165	129,402	170,739
Loss before other items	(81,756)	(115,581)	(127,125)	(156,119)
OTHER ITEMS				
Gain on sale of property	-	-	78,179	-
Interest income	-	11	-	103
Loss for the period	(81,756)	(115,570)	(48,946)	(156,016)
Deficit, beginning of period	(6,054,463)	(5,343,052)	(6,087,273)	(5,302,606)
Deficit, end of period	$ (6,136,219)	$ (5,458,622)	$ (6,136,219)	$ (5,458,622)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	15,552,081	12,859,186	15,552,081	12,282,778

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (81,756)	$ (115,570)	$ (48,946)	$ (156,016)
Items not involving cash:				
Depletion	-	3,690	-	5,703
Stock-based compensation	4,417	49,758	15,198	49,758
Gain on sale of property	-	-	(78,179)	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(1,840)	3,528	34,371	(5,720)
Decrease in prepaids	-	-	-	3
Increase (decrease) in accounts payable and accrued liabilities	12,707	(14,779)	4,222	(155,613)
Net cash used in operating activities	(66,472)	(73,373)	(73,334)	(261,885)
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas properties	-	(116,542)	-	(202,836)
Proceeds from sale of property	-	-	159,405	-
Net cash provided by (used in) investing activities	-	(116,542)	159,405	(202,836)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	-	10,000	-	30,000
Share subscriptions received in advance	-	234,100	-	234,100
Due to related parties	2,500	7,500	10,000	15,000
Net cash provided by financing activities	2,500	251,600	10,000	279,100
Change in cash during the period	(63,972)	61,685	96,071	(185,621)
Cash, beginning of period	205,960	35,362	45,917	282,668
Cash, end of period	$ 141,988	$ 97,047	$ 141,988	$ 97,047

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 28, 2006	August 31, 2005
Deficit	$ (6,136,219)	$ (6,087,273)
Working capital (deficiency)	$ 8,353	$ (39,125)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and six month periods ending February 28, 2006 are not necessarily indicative of the results that may be expected for the year ended August 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2005. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2005.

3. OIL AND GAS PROPERTIES

	February 28, 2006		August 31, 2005		
	Hull Dome Texas	Total	Double Diamond Texas	Hull Dome Texas	Total
Acquisition costs:					
Balance, beginning of period	$ 54,928	$ 54,928	$ 73,329	$ 71,309	$ 144,638
Depletion	-	-	-	(16,381)	(16,381)
Disposal	(54,928)	(54,928)	(73,329)	-	(73,329)
Balance, end of period	-	-	-	54,928	54,928
Exploration costs:					
Balance, beginning of Period	26,298	26,298	139,999	-	139,999
Drilling	-	-	383,880	26,298	410,178
Recovery	-	-	(18,455)	-	(18,455)
Disposal	(26,298)	(26,298)	(505,424)	-	(505,424)
Balance, end of period	-	-	-	26,298	26,298
Total	$	$	$ -	$ 81,226	$ 81,226

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD $134,838). The Company retained a .004% net revenue interest in the property.

Double Diamond Property, Gaines County, Texas USA

In June, 2004, the Company and its partners leased a property for $73,329 (US$53,958). The term of the lease ranges from one year to three years at $US125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company participated in the drilling of two exploration wells. During the year ended August 31, 2005, the Company decided to abandon this property and it was written off to operations.

4. DUE TO RELATED PARTIES

Amounts due to related parties at February 28, 2006 and August 31, 2005, are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayments terms.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2005	15,552,081	$ 6,043,828	$ 85,546
Stock-based compensation	-	-	15,198
Balance, February 28, 2006	15,552,081	$ 6,043,828	$ 100,744

The Company issued 5,516,550 units at $0.10 per unit between September 20, 2004 and February 15, 2005. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $.20 per share.

The Company issued 2,500,000 units at $.10 per unit on May 17, 2005. Each unit consisted of one common share and one common share purchase warrant. Warrants are exercisable at a price of $.20 per share.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As of February 28, 2006 and August 31, 2005, the Company has outstanding stock options, enabling the holder to acquire common shares as follows:

Number Of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 31, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

6. STOCK OPTIONS AND WARRANTS (cont'd…)

a) Stock options (cont'd…)

All options are currently exercisable.

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.30	January 22, 2006 (expired)
5,601,000	0.20	September 1, 2006
2,500,000	0.20	May 17, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended February 28		Six month Period Ended February 28	
	2006	2005	2006	2005
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for finance charges	$ -	$ 1,460	$ -	$ 1,460

There were no significant non-cash transactions for the six month period ending February 28, 2006. The significant non-cash transaction for the six month period ended February 28, 2005 was the issuance of 5,216,550 shares of common stock from a private placement for which advance subscriptions had been received prior to August 31, 2004.

There were no significant non-cash transactions for the three month periods ended February 28, 2006 or February 28, 2005.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2005 - $15,000) to a director or to a company controlled by a director.

b) Paid or accrued rent of $Nil (2005 - $3,706) to a company controlled by a director.

c) Paid or accrued legal fees of $6,577 (2005 - $20,314) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 USA
Phone: (713) 658-0161
Fax: (713) 222-7158

March 2, 2006

For Immediate Release
TOP: TSX Venture

TOPPER TO CHANGE NAME TO CENTURY PETROLEUM LTD.; RETAINS INVESTOR RELATIONS FIRM

Topper Resources Inc. (TOP: TSX Venture) (the "Company") is pleased to announce that all resolutions passed at its annual general meeting held February 28, 2006. At the meeting, the shareholders re-elected Jimmy McCarroll, Charles Wheeler, Richard Bonnycastle, Doug Baker, Key Collie and Cory Kent to the board of directors. The shareholders also passed special resolutions to change the name of the Company to Century Petroleum Ltd. and continue the Company to the jurisdiction of the Province of Alberta. There will not be a consolidation of share capital. The shareholders also approved the continuation of the company's stock option plan.

The Company is also pleased to announce that it has retained Redwood Capital Corporation ("Redwood") of Calgary, Alberta, to provide an investor and financial relations program, including the preparation of corporate presentations, communication to the investment community and assistance in developing relationships with brokerage and investment banking firms. The agreement will cover the period from March 1, 2006 to August 31, 2006, with compensation to total $15,000. The agreement is renewable under negotiable terms and is subject to regulatory approval. The Company will be applying to the TSX Venture Exchange for approval of the investor and financial relations arrangement.

Jason Krueger, President of Redwood, has conducted investor relations programs for a variety of Canadian-listed companies. Mr. Krueger holds the Chartered Financial Analyst® designation, and is a member of the CFA Institute as well as The Calgary Society of Financial Analysts. The Company and Redwood act at arm's length to each other and Redwood has no direct or indirect interest in the Company or its securities.

Topper Resources Inc. is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Topper Resources Inc.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.topperresources.com

Jason Krueger, CFA
Redwood Capital Corporation
Telephone: (403) 374-1234
Email: jason@redwood-capital.com
www.redwood-capital.com

TOPPER RESOURCES INC.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, USA
77027
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **Topper Resources Inc.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on February 28, 2006, at 9:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company, the consolidated financial statements of the Company for its fiscal period ended August 31, 2005 and the report of the auditor thereon;
2. to fix the number of directors of the Company at 6;
3. to elect directors of the Company for the ensuing year;
4. to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration;
5. to approve the continuation of the incentive stock option plan as permitted by the policies of the TSX Venture Exchange;
6. to consider and, if thought fit, pass a special resolution to remove the Pre-existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia);
7. to consider and, if thought fit, pass special resolutions to:
    (a) approve the continuation of the Company from British Columbia to Alberta and matters relating thereto;
    (b) approve a change of name of the Company to Century Petroleum Ltd.;
    (c) adopt Articles of Continuance in substantially the form as set forth in the Information Circular accompanying this Notice;
    (d) adopt By-laws in substantially the form as set forth in the Information Circular accompanying this Notice and tabled at the Meeting; and
    (e) authorize the board of directors of the Company to decide when or whether or not to proceed with the continuation.
8. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

Take notice pursuant to the *Business Corporations Act* (British Columbia) (the "BCCA") that you may, at or prior to the Meeting at which the special resolution for continuation of the Company from the Province of British Columbia to the Province of Alberta is to be passed give to the Company a notice of dissent by registered mail addressed to the Company at its registered office located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, with respect to the said special resolution for continuation. As a result of giving a notice of dissent you may, on receiving notice of intention to act, require the Company to pay you the fair market value of your shares in accordance with Section 245 of the BCCA. If the Company does not proceed with the proposed continuation, it will not be obliged to purchase any shares in respect of which a notice of dissent has been given. Dissenting shareholders

should note that the exercise of dissent rights can be complex, time-sensitive and an expensive procedure and may result in the Company abandoning the continuance. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the proposed continuation.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Houston, Texas, January 30, 2006.

BY ORDER OF THE BOARD

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

TOPPER RESOURCES INC.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, USA
77027
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

INFORMATION CIRCULAR

as at January 25, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Topper Resources Inc. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on February 28, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Topper Resources Inc. "Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) using the internet through the website of the Company's transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by

phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed January 3, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of January 25, 2006, there were 15,552,113 Shares without par value issued and outstanding, each carrying the right to one vote. To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at January 25, 2006 are:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Charles B. Wheeler	2,179,400	14%
Key Collie	2,055,950	13%

Note:

(1) The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

The following documents filed with the securities commissions or similar regulatory authority in Alberta and British Columbia are specifically incorporated by reference into, and form an integral part of, this information circular:

- Audit Committee Charter attached to Information Circular for annual and extraordinary general meeting held on February 15, 2005 and filed on SEDAR on January 17, 2005.
- Report of the Auditor, audited August 31, 2005 financial statements and related management discussion and analysis filed on SEDAR on December 16, 2005.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company at Suite 250, 4605 Post Oak Place Drive, Houston, Texas, U.S.A., 77027, telephone no. (713) 658-0161 or fax no. (713) 222-7158. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except the special resolutions to remove the Pre-existing Company Provisions and to authorize the continuance of the Company to the Province of Alberta. A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at six. The board proposes that the number of directors remain at six. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at six.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of

Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 25, 2006.

Nominee Position with the Company and Province or State and Country of Residence	**Occupation, Business or Employment[(1)]**	**Period as a Director of the Company**	**Shares Beneficially Owned or Controlled[(1)]**
Jimmy M. McCarroll President, Chief Executive Officer and a Director Houston, Texas, U.S.A.	President of Topper Resources Inc.	Since August 10, 2001	881,651[(2)]
Charles B. Wheeler Chairman and a Director Miami, Florida, U.S.A.	Retired. Former President and CEO of Glenayr Corporation, a private family-owned company.	December 19, 2002	2,179,400[(3)]
Richard A.N. Bonnycastle[(8)] Director Calgary, Alberta, Canada	Chairman and President of Cavendish Investing Ltd., a private investment company.	June 18, 2002	475,000[(4)]
Douglas N. Baker Director Calgary, Alberta, Canada	Vice-President and Chief Financial Officer of Valiant Energy Inc., an oil and gas company in Calgary.	September 9, 2002	150,000[(5)]
Cory H. Kent Secretary and Director North Vancouver, British Columbia, Canada	Lawyer with Lang Michener LLP.	December 19, 2002	Nil[(6)]
Key Collie Director Houston, Texas, U.S.A.	Private investor through Readmore Interests, L.P. from 2000 to present. Former Lawyer specializing in mineral exploration and production.	March 10, 2004	2,055,950[(7)]

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled, directly or indirectly, has been furnished by the respective nominees. Each nominee for director has held the current position or a similar position for the past five years.

(2) Mr. McCarroll holds options to acquire 592,204 Shares.

(3) Mr. Wheeler holds 1,619,400 warrants and options to acquire 224,040 Shares.

(4) Mr. Bonnycastle holds 250,000 warrants and options to acquire 109,616 Shares.

(5) Mr. Baker holds options to acquire 109,616 Shares.

(6) Mr. Kent holds options to acquire 30,000 Shares.

(7) Mr. Collie holds 1,590,950 warrants and options to acquire 59,616 Shares.

(8) Mr. Bonnycastle was a director of Hoodoo Hydrocarbons Ltd. (now called "Cruiser Oil & Gas Ltd.") when the Alberta Securities Commission issued a cease trade order against the company for failure to file financial statements. The company was reorganized and the cease trade order was revoked on July 22, 2005.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company on January 17, 2000.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information

concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached to the Company's Information Circular for the annual and extraordinary general meeting held on February 15, 2005 and is incorporated herein by reference.

Composition of the Audit Committee

The members of the audit committee are Douglas N. Baker, Richard A.N. Bonnycastle and Key Collie. Each member of the audit committee is independent and financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Douglas N. Baker has been a Chartered Accountant since 1975. He has been the Chief Financial Officer of several public and private oil and gas companies for the past 20 years. He has also been extensively involved with the Institute of Chartered Accountants for Canada and the Province of Alberta with respect to accounting education and professional examinations for several years. He has served as President of the Alberta Institute of Chartered Accountants. Mr. Baker is currently Vice-President and Chief Financial Officer of Valiant Energy Inc.

Richard A.N. Bonnycastle graduated from Trinity College, Port Hope, Ontario, and the University of Manitoba with a Bachelor of Commerce in 1956. He is the Chairman and President of Cavendish Investing Ltd. He is a self-employed investor and financial consultant. He also serves on the Boards of Directors for numerous private and public companies.

Key Collie graduated from the University of Texas and has practiced law for over twenty five years. He has acted as General Counsel to several oil & gas investment businesses, including dealing with financing, accounting and tax issues.

All of the above have had extensive experience reviewing financial statements.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, Davidson & Company, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended August 31, 2004.	Fees Paid to Auditor in Year Ended August 31, 2005.
Audit Fees(1)	$9,000	$21,950
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$950	$950
All Other Fees(4)	$2,000	Nil
Total	$11,950	$22,900

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company's internal control processes and management information systems. The plenary board reviews executive compensation and recommends stock option grants..

The independent members of the Board of Directors of the Company are Richard Bonnycastle and Douglas Baker.

The non-independent directors are Jimmy McCarroll, Charles Wheeler, Cory Kent and Key Collie.

A majority of the Board is not independent.

2. Directorships

Mr. Cory Kent is a director of PhotoChannel Networks Inc., a reporting issuer on the TSX Venture Exchange.

Mr. Douglas Baker is a director of Valiant Energy Inc. and Winstar Resources Ltd. reporting issuers on the TSX Venture Exchange.

Mr. Richard Bonnycastle is a director of Find Energy Ltd., a reporting issuer on the TSX, and Twoco Petroleums Ltd. and Recap Energy Inc., reporting issuers on the TSX Venture Exchange.

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company's business industry and properties on the responsibilities of directors.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation

The Board determines compensation for the directors and Chief Executive Officer.

7. Other Board Committees

The Board has no other committees other than the audit and compensation committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Jimmy McCarroll President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	30,000(1) 30,000(1) 30,000(1)	351,204 Nil 181,000(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Key Collie(3) Chief Financial Officer	2005	Nil	Nil	Nil	59,616	Nil	Nil	Nil
Ivy Chong(4) Former Chief Financial Officer	2005 2004	11,000 36,000	Nil Nil	Nil Nil	Nil 30,000(4)	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) This compensation relates to fees accrued for management services rendered by Century Natural Gas, a private company fully owned by Mr. McCarroll.

(2) These options were granted on June 3, 2003 at a price of $0.10 per share, exercisable on or before June 3, 2008.

(3) Mr. Collie was appointed as Chief Financial Officer on February 15, 2005.

(4) Ms. Chong was appointed Chief Financial Officer on June 23, 2004 and resigned as Chief Financial Officer on February 15, 2005.

Long-Term Incentive Plan Awards

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended August 31, 2005 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted[(1)] (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll	351,204	47%	$0.10	$0.08	December 22, 2009
Key Collie	59,616	8%	$0.10	$0.08	December 22, 2009

Note:

(1) These options were granted on December 22, 2004.

No share options were exercised by the Named Executive Officers during the financial year ended August 31, 2005. The value of any unexercised in-the-money options at August 31, 2005, was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no other written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

Other than the grant of stock options, there are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under the Company's Share Option Plan in their capacity as a director during the financial year ended August 31, 2005:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll	351,204	$0.10	$0.08	December 22, 2009
Charles B. Wheeler	149,040	$0.10	$0.08	December 22, 2009
Douglas N. Baker	59,616	$0.10	$0.08	December 22, 2009
Richard A.N. Bonnycastle	59,616	$0.10	$0.08	December 22, 2009
Key Collie	59,616	$0.10	$0.08	December 22, 2009

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the incentive share option plan (the "Plan") which was previously approved by the directors on March 31, 2003 and amended by shareholders on May 5, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares. As at the date hereof there are currently an

aggregate of 1,294,708 options to purchase shares outstanding. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended August 31, 2005.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders - (the Share Plan)	1,294,708	$0.10	260,503
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,294,708	$0.10	260,503

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended August 31, 2005, or has any interest in any material transaction in the current year other than as set out herein except:

Legal fees of $41,866 were paid or accrued to a law firm in which Cory Kent, a director and officer of the Company, is an associate for legal services rendered to the Company.

Management fees of $30,000 were accrued to a company controlled by Mr. McCarroll, a director of the Company.

The sum of $3,706 was paid or accrued to a company controlled by Mr. McCarroll for rent of office space for the Company.

On May 17, 2005 the Company received approval from the TSX Venture Exchange (the "TSXV") for a private placement of a total of 2,500,000 units subscribed for proceeds of $250,000. Each unit consists of one common share and one common share purchase warrant. The warrants are exercisable for a two year period from the closing date at a price of $0.20 per share. The Units were subject to a four month hold period. Charles Wheeler, a director of the Company, purchased 312,500 Units. Key Collie, a director and officer of the Company, purchased 937,500 Units. A company controlled by Richard Bonnycastle, a director of the Company, purchased 250,000 Units.

The proceeds of the private placement were added to general working capital.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Share Option Plan

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time is reserved for the issuance of stock options pursuant to the Company's Plan approved by the directors on March 31, 2003 and amended by the shareholders on May 5, 2004. The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange (the "TSXV"). The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a share option plan if the listed company intends to grant any options. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the Company's 2003 incentive share option plan, amended May 5, 2004, be ratified and approved."

A shareholder may also obtain a copy of the Plan upon request without charge from the Company at Suite 250, 4605 Post Oak Place Drive, Houston, Texas, U.S.A., 77027, telephone no. (713) 658-0161 or fax no. (713) 222-7158.

B. Removal of Pre-Existing Company Provisions

Under the new *Business Corporations Act* (British Columbia) ("BCA"), every "pre-existing company' remains subject to certain "Pre-existing Company Provisions" contained in the *Company Act* (British Columbia) ("BCCA") unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

- The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and
- A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.

Accordingly, the Company's shareholders will be asked to consider and, if deemed advisable to pass, with or without amendment, the following special resolutions:

"Resolved, as special resolutions, that:

1. the Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) be removed and no longer be applied to the Company;
2. the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;
3. the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's records office; and
4. the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders."

The Board of Directors recommends that shareholders vote in favour of the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolutions. The above special resolutions, if passed, will become effective immediately upon the filing of an alteration to the Notice of Articles with the Registrar of Companies.

C. Continuation to Jurisdiction of Alberta and Change of Name

The Company was incorporated under the *Company Act* (British Columbia) on November 23, 1957 and was transitioned under the BCA by a Transition Application effective January 10, 2005.

The Company is principally involved in the exploration for and extraction of hydrocarbons. Management is of the view that Alberta is the jurisdiction most persons associate with junior oil and gas companies. Management of the Company wishes to move the Company to the jurisdiction of the *Business Corporations Act* (Alberta) (the "Alberta Act") to better position the Company as a junior oil and gas company (the "Continuance").

Management also wishes to change the name of the Company to better reflect the business of the Company (the "Name Change").

The Continuance will affect certain of the rights of shareholders as they currently exist under the BCA.

On the effective date of the Continuance, holders of the Shares of the Company will hold one Share of the Company domiciled in Canada for each one Share of the Company currently held. The principal attributes of the Shares of the Company after the Continuance will be identical to the corresponding Shares of the Company prior to the Continuance other than differences in shareholders rights under the Alberta Act and the BCA, a summary of which is provided below. This summary is not exhaustive and shareholders are advised to review the full text of the BCA regarding the implications of the Continuance.

The Continuance, if approved, will effect a change in the legal domicile of the Company as of the effective date thereof. As of the effective date of the Continuance, the Company will be governed by the Alberta Act. A copy of the proposed Articles of Continuance are attached hereto as Appendix A and a copy of proposed By-Laws of the Company are attached hereto as Appendix B.

Subject to shareholder approval of the Continuance Resolution set forth below, the name of the Company will be changed to "Century Petroleum Ltd.". If shareholder approval for the Continuance Resolution is not obtained, the Company will proceed with the Name Change but will remain a company governed by the BCA.

(a) Sale of the Company's Undertaking

Under the BCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the corporation's business or with shareholder approval authorized by special resolution. Under the BCA a special resolution will need to be approved by a "special majority", which means the majority specified in a company's articles of at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

The Alberta Act requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of a corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of a corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

(b) Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCA will be affected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction requires a special resolution as described above.

Under the Alberta Act substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate an Alberta Act corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently..

(c) Rights of Dissent and Appraisal

The BCA provides that shareholders, including beneficial holders, who dissent to certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(i) continue out of the jurisdiction;

(ii) sell the whole or substantially the whole of the company's undertaking or business;

(iii) enter into a statutory amalgamation other than with an affiliated corporation;

(iv) amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on.

The Alberta Act contains a similar dissent remedy. The Alberta Act does not provide for a right to dissent if a corporation provides financial assistance to a person for the purchase of shares in the corporation. The procedure for exercising this remedy is different than that contained in the BCA.

(d) Oppression Remedies

Under the BCA a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

Under the Alberta Act a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a Court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of a corporation or its affiliates effects a result, the business or affairs of a corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

(e) Shareholder Derivative Actions

Under the BCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the Alberta Act and this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Alberta Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

(f) Requisition of Meetings

The BCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

The Alberta Act permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

(g) Form of Proxy and Information Circular

The BCA requires a reporting company, such as the Corporation, to provide with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with at an conduct of the meeting.

The Alberta Act contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

(h) Place of Meetings

The BCA requires all meetings of shareholders to be held in British Columbia unless a location outside the Province is provided for the in articles, approved by an ordinary resolution before the meeting or approved in writing by the Registrar.

The Alberta Act provides that meetings of shareholders may be held outside Alberta where the Articles so provide.

(l) Directors

The BCA provides that a public company must have at least 3 directors and also does not have any residency requirements.

The Alberta Act requires that at least one-quarter of the directors be resident Canadians and requires that for distributing corporations at least two of the directors not be officers or employees of the corporation or its affiliates.

Shareholder's Right to Dissent

Persons who are beneficial owners of Shares of the Company registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that the registered shareholder is required to dissent pursuant to Subsection 238(3) of the BCA. A shareholder who beneficially owns Shares, but is not the registered holder thereof, should contact the registered holder of his or her Shares for assistance.

Pursuant to Section 245 of the BCA, a shareholder is entitled to be paid the fair value of his or her Shares if he or she dissents to the Continuance and the Continuance becomes effective, in which event Section 245 of the BCA applies. Each shareholder who might desire to exercise Continuance Dissent Rights in respect of the Continuance Resolution should carefully consider and comply with the provisions of the above referenced Sections of the BCA, and consult his or her legal adviser. A shareholder is not entitled to dissent with respect to his or her Shares if he or she votes any of those Shares in favour of the Continuance Resolution. A brief summary of the provisions of Sections 242 to 244 of the BCA is set out below.

Section 242 of the BCA provides that a dissenting shareholder has until two days before the Meeting to send to the Company a written notice of dissent to the Continuance Resolution by registered mail addressed to the Company's registered office at Lang Michener LLP, 1500 – 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7. A vote against the Continuance Resolution, abstention or the execution or exercise of a proxy to vote against the Continuance Resolution does not constitute a notice of dissent, and a shareholder need not vote his or her shares against the Continuance Resolution in order to object. Pursuant to Section 243 of the BCA, if the Continuance Resolution is approved by the shareholders and the directors determine to proceed with the Continuance, the Company must notify the dissenting shareholder of its intention to act upon the Continuance Resolution. Pursuant to Section 244, the dissenting shareholder is then required within one (1) month after the Company gives such notice, to send to the Company a written notice that such shareholder requires the Company to purchase all of the shares in respect of which he or she has given notice of dissent, together with the certificate or certificates representing those shares, whereupon the dissenting shareholder is bound to sell and the Company is bound to purchase those shares.

A dissenting shareholder who has complied with the aforementioned Sections of the BCA, or the Company, may apply to court ("Court"), after the adoption of the resolution authorizing the Continuance for an order requiring his or her shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The dissenting shareholder will be entitled to receive the fair value of the shares held by him or her as of the day before the date on which the Continuance Resolution is passed.

Every dissenting shareholder who is otherwise in compliance with the aforementioned Sections of the BCA must be paid the same price. No dissenting shareholder who has delivered a demand for payment

may vote or exercise or assert any rights of a shareholder in respect of the shares for which a dissent notice has been given, other than the right to receive payment for those shares. Until a shareholder who has delivered a demand for payment is paid in full, that shareholder may exercise and assert all the rights of a creditor of the Company. No dissenting shareholder may withdraw the demand for payment unless the Company consents.

If the Continuance is implemented, a dissenting shareholder who is ultimately not entitled to be paid fair value for his or her shares for any reason, including the withdrawal of his or her demand for payment or the failure of the dissenting shareholder to comply with each of the steps required to dissent, shall be deemed to have participated in the Continuance on the same basis as any non-dissenting shareholder.

Address for Notice

All notices to the Company pursuant to Section 207 of the BCA should be addressed to its registered office at Lang Michener LLP, 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7 Attention: Cory H. Kent.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her shares. The aforementioned Sections of the BCA require strict adherence to the procedures established therein and failure to do so may result in the loss of all of the dissenter's rights.

Approval of Change of Name and the Continuance

At the Meeting, shareholders will be asked to approve the Continuance, including the Name Change to "Century Petroleum Ltd." In order to be effective, the Continuance and Name Change must be approved by a special resolution of shareholders, meaning the approval of three-quarters (3/4) of the votes cast in person or by proxy. Shareholders will be asked to approve the Continuation and the Name Change in a single resolution.

The text of the special resolution to approve the Continuance and the Name Change will be presented as follows:

"Resolved, as a special resolution, that:

1. under s. 308 of the *Business Corporations Act* (British Columbia), the Company make application to the Province of Alberta for a Certificate of Continuance under the *Business Corporations Act* (British Columbia) (the "Continuation");

2. the name of the Company be changed to Century Petroleum Ltd. or any other name chosen by the directors of the Company in their absolute discretion;

3. effective upon the granting of the Certificate of Continuance, the Notice of Articles and the Articles of the Company be cancelled and there be substituted for all the provisions thereof the provisions set out in the Articles of Continuance and By-laws attached as Appendix "A" and Appendix "B", respectively, to the Information Circular;

4. if the Continuation is not implemented, the Notice of Articles of the Company be altered by filing a Notice of Alteration to change the Company's name to Century Petroleum Ltd. or any other name chosen by the directors of the Company in their absolute discretion;

5. any one director or officer of the Company is authorized and directed to do, sign and execute the Articles of Continuance or Notice of Alteration, as the case may be, and all other things, instruments, deeds and documents necessary or desirable to carry out the foregoing; and

6. the directors of the Company are authorized in their discretion, by resolution, to abandon the Continuation or the Name Change without further approval, ratification or confirmation by the shareholders of the Company."

Recommendation of the Boards of Directors

The Board of Directors of the Company has unanimously approved the Continuance, the Articles of Continuance and the By-laws attached hereto as Appendix "A" and Appendix "B", respectively. The Board of Directors recommends that shareholders vote FOR the approval of the Continuance, which includes the approval of a change of name to "Century Petroleum Ltd."

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Financial information is provided in the Company's comparative financial statements and management discussion and analysis for the year ended August 31, 2005. Additional information relating to the Company is included in the Company's audited financial statements for the year ended August 31, 2005 and the accompanying auditor's report and management's discussion and analysis. Copies of financial statements for the previous two years will be provided, upon request to Cory Kent, Secretary of the Company, Telephone No. (604) 691-7446 or Fax No. (604) 691-7354, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.Sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Houston, Texas, January 30, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

Appendix A

Articles Of Continuance

Business Corporations Act
Sections 188, 273 and 274

1. **Name of Corporation**	2. **Corporate Access Number**
CENTURY PETROLEUM LTD.	

3. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

   Unlimited Common shares without par value.

4. **Restrictions on share transfers** *(if there are no restrictions, enter "NONE"):*

   None.

5. **Number, or minimum and maximum number of directors:**

   Minimum: 1 – Maximum: 15

6. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions** *(if there are no restrictions, enter "NONE"):*

   None.

7. **If a change of name is effected, indicate previous name:**

   Topper Resources Inc.

8. **Details of incorporation:**

   Incorporated under the *Companies Act* (British Columbia) on November 23, 1959 and transitioned its charter under the *Business Corporations Act* (British Columbia) on January 10, 2005.

9. **Other rules or provisions** *(if there are no rules or provisions, enter "NONE"):*

   To be determined.

Name of Person Authorizing *(please print)*	Signature
Title *(please print)*	Date

REG 3039 (2003/05) *This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 3140, Edmonton, Alberta T5J 4L4, (780) 427-7013.*

Appendix B

Century Petroleum Ltd.

BY-LAW NO. 1

INDEX

CENTURY PETROLEUM LTD.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of Century Petroleum Ltd. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act* (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b) "board" means the board of directors of the Corporation;

(c) "by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIRECTORS

2. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors.

3. Powers. The directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required by the Act, the articles, or the by-laws, to be done by the shareholders.

4. Borrowing Powers. The directors of the Corporation may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

5. Directors Power to Issue Shares. The directors may by resolution issue shares of the Corporation at such times, to such persons and, subject to the Act, for such consideration as the directors may from time to time determine.

6. Directors Power to Make, Amend or Repeal By-Laws. The directors may by resolution make, amend or repeal any by-laws that regulate the business or affairs of the Corporation.

MEETINGS OF DIRECTORS

7. Place of Meeting. Meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

8. Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

9. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10. Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

11. Telephone Participation. A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons

participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

12. Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

13. Quorum. A majority of the directors then holding office constitutes a quorum at any meeting of directors.

14. Resolution by Majority. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

15. Resolution in Lieu of Meeting. A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing may be signed in any number of counterparts which together shall be construed as a single instrument. A resolution in writing shall take effect on the date when it is expressed to be effective notwithstanding that the effective date is before or after the date on which it was signed by the directors or any of them. A resolution in writing transmitted by telegraph, telex, facsimile or other device capable of transmitting a printed message and purporting to be sent by a director shall be valid as a counterpart of a resolution in writing of the directors.

16. Meetings of Committee of Directors. The provisions of this by-law relating to meetings of directors shall apply equally to a committee of directors but when applying those provisions to a committee of directors, the phrase "meeting of directors" shall mean "meeting of a committee of directors" and the word "director" shall mean "member of a committee of directors".

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

17. The directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

18. No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; provided that, nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

19. (1) Subject to the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 19(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by

reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 19(1)(a) and (b) hereof.

(3) Notwithstanding anything in this paragraph 19, a person referred to in subparagraph 19(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a) was substantially successful on the merits of his defence of the action or proceeding; and

(b) fulfills the conditions set out in subparagraph 19(1)(a) and (b) hereof.

OFFICERS

20. The directors may designate the offices of the Corporation, appoint as officers individuals of full capacity who may but, except in the case of the Chairman of the Board, if any, need not be directors of the Corporation, specify their duties and, except where delegation is prohibited by the Act, delegate to them powers to manage the business and affairs of the Corporation. A director may be appointed to any office of the Corporation. Two (2) or more offices of the Corporation may be held by the same person.

21. Removal of Officers and Vacation of Office. All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

22. Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders, and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors or as are incident to his office.

23. President. The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders, and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors or as are incident to his office.

24. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; (provided that, a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders,) and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors.

25. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, if present, keep minutes of all meetings of directors, committees of directors and shareholders, and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the directors or as are incident to his office.

26. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation; shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct; shall prepare and maintain adequate accounting records; and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

SHAREHOLDERS' MEETING

27. Place of Meetings. Subject to the articles, meetings of shareholders shall be held at a place in Alberta determined by the directors.

28. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

29. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, or if they refuse to act, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

30. Votes. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

31. Voting Jointly Held Shares. If two (2) or more persons hold shares of the Corporation jointly, one of those persons present at a meeting of shareholders may, in the absence of the others, vote the shares but if two (2) or more of those persons who are present in person or by proxy vote, they shall vote as one on the shares jointly held by them.

32. Resolution by Majority. Except where a special majority is required by the Act or any other law, regulation or rule applicable to the Corporation, every resolution submitted to a meeting of

shareholders shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman shall not have a second or casting vote.

33. Telephone Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

34. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

35. Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business, or all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

36. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders. A resolution in writing shall take effect on the date when it is expressed to be effective notwithstanding that the effective date is before or after the date on which it was signed by the shareholders or any of them. A resolution in writing may be signed in any number of counterparts which together shall be construed as a single instrument. A resolution in writing transmitted by telegraph, telex, facsimile or other device capable of transmitting a printed message and purporting to be signed by a shareholder shall be valid as a counterpart of a resolution in writing of the shareholder.

VOTING SECURITIES IN OTHER BODIES CORPORATE

37. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of holders of such securities and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

38. Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

39. Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

40. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

41. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

42. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 38 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

43. Signatures upon Notice. The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

44. Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the *Interpretation Act*, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

45. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

EXECUTION OF CONTRACTS, ETC.

46. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of the President or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

ENACTED the ______ day of ______________, 2006.

Jimmy McCarroll President	Cory H. Kent Secretary

TOPPER RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005

The following is a discussion and analysis of the consolidated financial condition and operating results of Topper Resources Inc. (the "Company") for the three months ended November 30, 2005. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended November 30, 2005 and the audited consolidated financial statements for the year ended August 31, 2005. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of January 27, 2006. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with properties situated in the Permian Basin area of West Texas and on the Gulf Coast of Texas. The Company's wholly owned subsidiary, Topper Resources U.S.A., Inc., holds title to the properties.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2005. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

During the first quarter of fiscal 2006, the Company sold its 40% interest in the Hull Dome property in Liberty County, Texas. The Company retained a .004% net revenue interest in the property. The Company continues to evaluate oil and gas prospects for exploration and production opportunities, but has not made any drilling commitments during the first quarter of this fiscal year.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2004			
Second quarter	6,796	(30,962)	(.01)
Third quarter	17,099	(29,434)	(.01)
Fourth quarter	12,366	(61,606)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.01)
Second quarter	16,170	(115,570)	(.02)
Third quarter	16,280	(50,744)	(.01)
Fourth quarter	32,758	(577,907)	(.03)
Fiscal 2006			
First quarter	11,945	32,810	.00

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the three month period ended November 30, 2005, the Company had a 40% interest in one producing well which produces approximately 15 barrels of oil per day. This interest was sold during the quarter and the Company retained a .004% net revenue interest.

RESULTS OF OPERATIONS

For The Three Month Period Ended November, 2005 Compared With The Three Month Period Ended November 30, 2004.

For the three month period ended November 30, 2005, the Company recorded oil and gas revenues of $11,945. In addition, oil and gas expenses (lease operating expenses and production taxes) totalled $8,991. This compares to oil and gas revenues of $25,166 and oil and gas expenses of $12,130 for the three months ended November 30, 2004.

The Company's administrative expenses decreased to $48,323 for the three months ended November 30, 2005 from $53,574 for the three months ended November 30, 2004. This is primarily attributable to a reduction in salary expense and investor relations expenses which were offset by increased professional fees and by stock based compensation.

The Company reported net income of $32,810 for the three months ended November 30, 2005 as compared to a loss of $40,446 for the three months ended November 30, 2004. This is the result of a gain on the sale of an oil and gas property.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash increased to $205,960 on November 30, 2005 from $45,917 on August 31, 2005. This is a result of cash provided by financing activities of $7,500 and cash provided by investing activities of $159,406 offset by cash used in operating activities of $6,862.

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's income for the period of $32,810, accounts receivable decreased by $36,211. This was offset by the decrease in accounts payable of $8,485 and the gain on the sale of the Company's producing property of $78,179, resulting in net cash of $6,862 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from the sale of the Company's producing property of $159,405 accounted for the cash provided by investing activities.

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placements	8,020,000	802,000	-
Share Issuance Costs	-	(10,550)	-
Finders' Fees	81,000	8,100	-
Settlement of Debt	24,000	3,600	-
Stock-based Compensation	-	-	9,951
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based Compensation	-	-	10,781
Balance, November 30, 2005	15,552,081	6,043,828	96,327

c) At November 30, 2005, there were 10,601,000 warrants and 1,354,708 options outstanding. The warrants expire on January 22, 2006 (subsequently expired), September 1, 2006, and May 17, 2007. The stock options expire on January 30, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $2,370,200 and $143,871, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations.

To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $7,500 (2004 - $7,500) to a director;

b) Paid rent of $nil (2004 - $1,320) to a company controlled by a director;

c) Accrued legal fees of $1,493 (2004- $3,171) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOVEMBER 30, 2005

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30, 2005	August 31, 2005
ASSETS		
Current		
Cash	$ 205,960	$ 45,917
Receivables	4,935	41,146
	210,895	87,063
Oil and gas properties (Note 3)	-	81,226
	$ 210,895	$ 168,289
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 24,425	$ 32,910
Due to related parties (Note 4)	100,778	93,278
	125,203	126,188
Shareholders' equity		
Share capital (Note 5)	6,043,828	6,043,828
Contributed surplus (Note 5)	96,327	85,546
Deficit	(6,054,463)	(6,087,273)
	85,692	42,101
	$ 210,895	$ 168,289

Nature and continuance of operations (Note 1)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended November 30, 2005	Three Month Period Ended November 30, 2004
REVENUE		
Oil and gas revenue	$ 11,945	$ 25,166
DIRECT COSTS		
Depletion	-	2,013
Production costs	8,991	10,117
	8,991	12,130
	2,954	13,036
EXPENSES		
Consulting fees	177	4,162
Foreign exchange loss	2,723	4,714
Management fees	7,500	7,500
Office and miscellaneous	2,829	1,592
Professional fees	17,762	7,304
Regulatory and transfer agent fees	1,138	1,350
Rent	1,769	2,917
Salaries and benefits	-	11,000
Shareholder information and investor relations	-	7,500
Stock-based compensation	10,781	-
Telephone	410	717
Travel and promotion	3,234	4,818
	48,323	53,574
Loss before other items	(45,369)	(40,538)
OTHER ITEMS		
Gain on sale of property	78,179	-
Interest income	-	92
Income (loss) for the period	32,810	(40,446)
Deficit, beginning of period	(6,087,273)	(5,602,606)
Deficit, end of period	$ (6,054,463)	$ (5,643,052)
Basic and diluted loss per common share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding	15,552,081	11,712,735

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended November 30, 2005	Three Month Period Ended November 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) for the period	$ 32,810	$ (40,446)
Items not involving cash:		
Depletion	-	2,013
Stock-based compensation	10,781	-
Gain on sale of property	(78,179)	-
Changes in non-cash working capital items:		
Decrease (increase) in receivables	36,211	(9,248)
Decrease in prepaids	-	3
Decrease in accounts payable and accrued liabilities	(8,485)	(140,834)
Net cash used in operating activities	(6,862)	(188,512)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property	159,405	-
Oil and gas properties	-	(86,294)
Net cash provided by (used in) investing activities	159,405	(86,294)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	-	20,000
Due to related parties	7,500	7,500
Net cash provided by financing activities	7,500	27,500
Change in cash during the period	160,043	(247,306)
Cash, beginning of period	45,917	282,668
Cash, end of period	$ 205,960	$ 35,362

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2005	August 31, 2005
Deficit	$ (6,054,463)	$ (6,087,273)
Working capital (deficiency)	85,692	(39,125)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended November 30, 2005 are not necessarily indicative of the results that may be expected for the year ended August 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2005. For further information, refer to the financial statements and footnotes thereto included for the year ended August 31, 2005.

3. OIL AND GAS PROPERTIES

	November 30, 2005		August 31, 2005		
	Hull Dome, Texas	Total	Double Diamond, Texas	Hull Dome, Texas	Total
Acquisition costs:					
Balance, beginning of period	$ 54,928	$ 54,928	$ 73,329	$ 71,309	$ 144,638
Depletion	-	-	-	(16,381)	(16,381)
Disposal	(54,928)	(54,928)	(73,329)	-	(73,329)
Balance, end of period	-	-	-	54,928	54,928
Exploration costs:					
Balance, beginning of period	26,298	26,298	139,999	-	139,999
Drilling	-		383,880	26,298	410,178
Seismic	-	-	(18,455)	-	(18,455)
Disposal	(26,298)	(26,298)	(505,424)	-	(505,424)
Balance, end of period	-	-	-	26,298	26,298
Total	$ -	$ -	$ -	$ 81,226	$ 81,226

Hull Dome Property, Liberty County, Texas USA

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% in the Hull Dome property for net proceeds of $159,405 (US$134,838). The Company retained a .004% net revenue interest in the property.

Double Diamond Property, Gaines County, Texas USA

In June 2004, the Company and its partners leased a property for $73,329 (US$53,958). The term of the lease ranges from one year to three years at US$125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company participated in the drilling of two exploration wells. During the year ended August 31, 2005, the Company decided to abandon this property and it was written-off to operations.

4. DUE TO RELATED PARTIES

Amounts due to related parties at November 30, 2005 and August 31, 2005 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized capital stock: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2004	7,427,081	$	5,240,678	$	75,595
Private placements	8,020,000		802,000		-
Share issuance costs	-		(10,550)		-
Finders' fees	81,000		8,100		-
Settlement of debt	24,000		3,600		-
Stock-based compensation	-		-		9,951
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546
Stock-based compensation	-		-		10,781
Balance, November 30, 2005	15,552,081	$	6,043,828	$	96,327

On September 1, 2004, the Company issued 5,520,000 units at a price of $0.10 per unit. Finders' fees included the Company paying $2,450 and issuing 81,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to September 1, 2006.

On February 3, 2005, the Company issued 24,000 shares at a price of $0.15 per share to settle debt totaling $3,600.

On May 17, 2005, the Company issued 2,500,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to May 17, 2007.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

6. STOCK OPTIONS AND WARRANTS (cont'd...)

As at November 30, 2005 and August 31, 2005, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 30, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

All options are currently exercisable.

b) Warrants

Number of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.30	January 22, 2006 (subsequently expired)
5,601,000	0.20	September 1, 2006
2,500,000	0.20	May 17, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended November 30, 2005	Three Month Period Ended November 30, 2004
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

There were no significant non-cash transactions for the three month period ended November 30, 2005.

The significant non-cash transaction for the three month period ended November 30, 2004 was the issuance of 5,216,550 shares of common stock from a private placement for which advance subscriptions had been received prior to August 31, 2004.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2004 - $7,500) to a director.

b) Paid or accrued rent of $Nil (2004 - $1,320) to a company controlled by a director.

c) Paid or accrued legal fees of $1,493 (2004 - $3,171) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

October 17, 2005

For immediate release
TSX Venture: TOP

Topper Resources Inc. (the "Company") Topper Resources Inc. (TOP:TSXV) is pleased to announce the successful sale of it's Hull Dome Property at The Oil & Gas Clearing House Auction on Wednesday, September 12th in Houston, Texas. The net proceeds to Topper for it's forty percent interest in the property were 130,000 USD. The property was acquired by Topper for 60,000 USD , net to it's interest in December, 2003. Topper retained a small royalty interest in the property

Mr. Jimmy McCarroll, Topper's President, commenting on the sale, said: "We are pleased to have completed the sale of Topper's Hull Dome Property at a profit. The sale will allow Topper to focus it's efforts on the acquisition of an exploration/development project in Colombia or Trinidad where technical reviews are now being conducted."

About Topper Resources Inc.
Topper Resources Inc. (TOP: TSX-V) is a junior oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

For further information:

Jimmy McCarroll
President, Topper Resources Inc.
Tel: (713) 658-0161,
Toll Free (U.S. only) 1-877-243-4153.
www.topperresources.com

TOPPER RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005

The following is a discussion and analysis of the consolidated financial condition and operating results of Topper Resources Inc. (the "Company") for the three and nine months ended May 31, 2005. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the months ended May 31, 2005 and the audited consolidated financial statements for the year ended August 31, 2004. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of July 29, 2005. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with properties situated in the Permian Basin area of West Texas and on the Gulf Coast of Texas. The Company's wholly owned subsidiary, Topper Resources U.S.A., Inc., holds title to the properties.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2004. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

For the nine months ended May 31, 2005 the Company drilled two exploratory wells in Gaines County, Texas. Gaines County is part of the Permian Basin, a large oil and gas-producing region in West Texas. Both wells have been drilled to a total depth of approximately 12,000 feet. The wells were abandoned, as production testing did not indicate sufficient quantities of hydrocarbons to make commercial wells. Management is of the opinion that other prospects exist on the properties that have the potential for commercial reserves. The Company is continuing to pursue future options which include possible farmout opportunities.

The Company has completed geological studies and additional oil and gas leasing on its Hull Dome Property in Liberty County, Texas. The Hull Dome was discovered in the 1920's and is approximately 50 miles east of Houston. Currently one well is producing approximately 15 barrels of oil a day from the property.

Several old well bores exist on the property and the company is conducting engineering studies to determine which well bores are suitable for re-completion attempts. The Company incurred $18,603 in May 2005, for costs to complete the workover of a well that had been shut in prior to the Hull Dome acquisition.

The Company's financial position was affected during the nine months ended May 31, 2005 by its focus on drilling activity. During these nine months, the Company incurred $221,438 in drilling and lease acquisition costs. These costs were paid with funds raised from a private placement.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2003			
Fourth quarter	$ -	$ (416,967)	$ (.09)
Fiscal 2004			
First quarter	-	(28,368)	(.01)
Second quarter	6,796	(30,962)	(.01)
Third quarter	17,099	(29,434)	(.01)
Fourth quarter	12,366	(61,506)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.01)
Second quarter	16,170	(26,712)	(.01)
Third quarter	16,280	(50,744)	(.01)

SUMMARY OF PROPERTIES

The Company has oil and gas properties in Gaines and Liberty County, Texas.

OIL AND GAS PRODUCTION

For the three and nine month periods ended May 31, 2005, the Company had one producing well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended May 31, 2005 Compared With The Three Month Period Ended May 31, 2004.

For the three month period ended May 31, 2005, the Company recorded oil and gas revenues of $16,280. In addition, oil and gas expenses (lease operating expenses, production taxes and depletion) totalled $11,187. This compares to oil and gas revenues of $17,099 and oil and gas expenses of $18,546 for the three months ended May 31, 2004.

The Company's administrative expenses increased to $55,840 for the three months ended May 31, 2005 from $38,166 for the three months ended May 31, 2004. This is primarily attributable to legal and other professional fees incurred in connection with private placements.

The Company incurred a loss of $50,744 for the three months ended May 31, 2005 as compared to a loss of $39,613 for the three months ended May 31, 2004. This is the result of increased administrative expenses offset by increased net oil and gas revenue.

For The Nine Month Period Ended May 31, 2005 Compared With The Nine Month Period Ended May 31, 2004.

For the nine months ended May 31, 2005, the Company recorded oil and gas revenues of $58,156 compared to $23,895 for the nine months ended May 31, 2004. Oil and gas expenses also increased to $38,443 for the nine months ended May 31, 2005 from $20,256 for the nine months ended May 31, 2004. The Hull Dome property had just begun producing in the second quarter of 2004.

The Company's administrative expenses also increased to $226,579 for the nine months ended May 31, 2005 from $102,805 for the nine months ended May 31, 2004 primarily as a result of a staff addition, the use of third party firms for consulting and investor relations, an increase in legal fees, and stock-based compensation of $49,758.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased to $93,538 on May 31, 2005 from $282,668 on August 31, 2004. This is the result of cash provided by financing activities of $302,400 offset by cash used in exploration activities of $221,438 and cash used in operating activities of $270,192.

NINE MONTHS ENDED MAY 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's loss for the nine month period of $206,759, accounts receivable increased by $2,167 and accounts payable decreased by $119,871. This was offset by the add-back of depletion and stock-based compensation, resulting in net cash of $270,192 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from two private placements, which closed in September 2004 and May 2005 and from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Lease acquisition and drilling costs of $221,438 accounted for the cash used in investing activities

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2003	4,927,081	4,990,678	75,595
Private Placement	2,500,000	250,000	-
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placement	5,516,550	551,655	-
Stock-based Compensation	-	-	49,758
Private Placement	2,500,000	250,000	-
Balance, May 31, 2005	15,443,631	6,042,333	125,353

c) At May 31, 2005, there were 10,516,550 warrants and 1,294,708 options outstanding. The warrants expire on January 22, 2006, September 20, 2006, and May 17, 2007. The stock options expire on January 31, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $2,353,310 and $133,671, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2004 - $22,500) to a director;

b) Paid or accrued rent of $5,884 (2004 - $7,528) to a company controlled by a director;

c) Paid or accrued legal fees of $37,441 to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign. On the Company's current properties, there are several exploration opportunities

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
SCHEDULE A

ISSUER DETAILS

DATE OF REPORT

NAME OF ISSUER	FOR PERIOD ENDED	DATE OF REPORT YY/MM/DD
Topper Resources Inc.	May 31, 2005	05/07/29

ISSUER ADDRESS

4605 Post Oak Place, Suite 250

CITY	STATE	ZIP CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Houston	Texas.	77027	(713) 222-7158	(713) 658-0161

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153 (US Only)

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	Topperresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy M. McCarroll"	Jimmy M. McCarroll	05/07/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Key Collie"	Key Collie	05/07/29

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

May 31, 2005

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS

		May 31 2005 (Unaudited)		August 31 2004 (Audited)
ASSETS				
Current				
Cash	$	93,538	$	282,668
Receivables		11,850		9,684
Prepaids		1,593		187,456
		106,981		479,808
Oil and gas properties (Note 3)		683,092		284,637
	$	790,073	$	764,445
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	45,974	$	165,845
Due to related parties (Note 4)		85,778		63,278
		131,752		229,123
Shareholders' equity				
Share capital (Note 5)		6,042,333		5,240,678
Share subscriptions received in advance		-		521,655
Contributed surplus (Note 5)		125,353		75,595
Deficit		(5,509,365)		(5,302,606)
		658,321		535,322
	$	790,073	$	764,445

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Jimmy M. McCarroll" Director "Key Collie" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2005	2004	2005	2004
REVENUE				
Oil and gas revenue	$ 16,280	$ 17,099	$ 58,156	$ 23,895
DIRECT COSTS				
Depletion	3,142	-	8,845	-
Production costs	8,045	18,546	29,598	20,256
	11,187	18,546	38,443	20,256
	5,093	(1,447)	19,713	3,639
EXPENSES				
Consulting fees	3,009	-	7,309	-
Finance charge	-	-	1,460	-
Foreign exchange loss	4,706	247	8,922	247
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	1,459	11,117	6,114	28,780
Project investigation	-	-	-	650
Professional fees	24,640	7,782	69,150	17,849
Regulatory & transfer agent fees	5,238	2,063	10,622	8,904
Rent	1,853	3,004	6,609	8,106
Salaries and benefits	-	-	11,516	-
Shareholder info & and investor relations	-	2,395	12,500	2,397
Stock-based Compensation	-	-	49,758	-
Telephone	536	537	3,109	2,306
Travel and promotion	6,899	3,521	17,010	11,066
	55,840	38,166	226,579	102,805
Loss before other items	(50,747)	(39,613)	(206,866)	(99,166)
OTHER ITEMS				
Write-off due to related parties	-	9,950	-	9,950
Interest income	3	228	107	551
Loss for the period	(50,744)	(29,435)	(206,759)	(88,665)
Deficit, beginning of period	(5,458,621)	(5,211,566)	(5,302,606)	(5,152,336)
Deficit, end of period	$ (5,509,365)	$ (5,241,001)	$ (5,509,365)	$ (5,241,001)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	13,324,096	4,927,113	12,613,511	6,716,250

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITES				
Loss for the period	$ (50,744)	$ (29,435)	$ (206,759)	$ (88,665)
Items not involving cash:				
Depletion	3,142	-	8,845	-
Stock-based Compensation	-	-	49,758	-
Write-off of due to related parties	-	(9,950)	-	(9,950)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	3,554	(3,676)	(2,167)	(9,994)
(Increase) decrease in prepaids	-	(1,593)	2	(1,593)
Increase (decrease) in accounts payable and accrued liabilities	35,742	12,546	(119,871)	(34,743)
Net cash used in operating activities	(8,306)	(32,108)	(270,192)	(144,945)
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas properties	(18,603)	-	(221,438)	(79,000)
Net cash used in investing activities	(18,603)	-	(221,438)	(79,000)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock	15,900	-	280,000	250,000
Share subscriptions received in advance	-	65,000	-	65,000
Due to related parties	7,500	2,500	22,500	17,500
Net cash provided by financing activities	23,400	67,500	302,500	332,500
Increase (decrease) in cash and cash equivalents	(3,509)	35,392	(189,130)	108,555
Cash, beginning of period	97,047	106,670	282,668	33,507
Cash, end of period	$ 93,538	$ 142,062	$ 93,538	$ 142,062

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
MAY 31, 2005

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing oil and gas properties and has begun producing crude oil and natural gas in Texas. The recoverability of the amounts shown for oil and gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		May 31 2005		August 31 2004
Deficit	$	(5,509,365)	$	(5,302,606)
Working capital		(24,771)		250,685

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and nine-month period ending May 31, 2005 are not necessarily indicative of the results that may be expected for the year ended August 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2004. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2004.

3. OIL AND GAS PROPERTIES

	May 31,2005 (Unaudited)			August 31, 2004 (Audited)		
	Double Diamond Texas	Hull Dome Texas	Total	Double Diamond Texas	Hull Dome Texas	Total
Acquisition costs:						
Balance, beginning of period	$ 73,329	$ 71,309	$ 144,638	$ -	$ -	$ -
Acquisition costs	-	7,696	7,696	73,329	79,000	152,329
Depletion	-	(8,845)	(8,845)	-	(7,691)	(7,691)
Balance, end of period	73,329	70,160	143,489	73,329	71,309	144,638
Exploration costs:						
Balance, beginning of period	139,999	-	139,999	-	-	-
Drilling	381,001	18,603	399,604	139,999	-	139,999
Seismic	-	-	-	-	-	-
Technical analysis	-	-	-	-	-	-
Write-off	-	-	-	-	-	-
Balance, end of period	521,000	18,603	539,603	139,999	-	139,999
Total	594,329	88,763	683,092	213,328	71,309	284,637

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). The property is located on the northwest flank of the Hull Dome. It is currently producing approximately 15 barrels of oil per day.

In May 2005, the Company incurred $18,603 for costs to complete the workover of a well in the Hull Dome area, which had been shut-in prior to the Hull Dome Acquisition.

Double Diamond Property, Gaines County, Texas USA

In June 2004, the Company and its partners leased 2450 acres from Exxon Mobile, Jones Ranch Estate and British Petroleum for $73,329 (US$53,958). The property is located in Gaines County, Texas. The term of the lease ranges from one year to three years at $US125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company has incurred $521,000 in drilling costs to date on two exploration wells. Both wells have been abandoned, as production testing did not indicate sufficient quantities of hydrocarbons to make commercial wells. It is the opinion of management that other prospects exist on the properties that have the potential for commercial reserves. The Company is continuing to pursue future options, which include possible farmout opportunities.

4. DUE TO RELATED PARTIES

Amounts due to related parties at May 31, 2005 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable, as they have no fixed repayments terms.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placement	5,516,550	551,655	-
Stock-based Compensation	-	-	49,758
Private Placement	2,500,000	250,000	-
Balance, May 31, 2005	15,443,631	6,042,333	125,353

The Company issued 5,516,550 units at $0.10 per unit between September 20, 2004 and February 15, 2005. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $.20 per share.

The Company issued 2,500,000 units at $.10 per unit on May 17, 2005. Each unit consisted of one common share and one common share purchase warrant. Warrants are exercisable at a price of $.20 per share.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As of May 31, 2005, the Company has outstanding stock options, enabling the holder to acquire common shares as follows:

Number Of Shares	Exercise Price	Expiry Date
60,000	$ 0.17	January 31, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

All options are currently exercisable

556,000 of the options were granted in 2002 and 2003.
738,708 of the options were granted on December 22, 2004.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following assumptions:

	Nine months ended May 31, 2005	Nine months ended May 31, 2004
Risk free interest rate	3.55%	-
Annual dividends	-	-
Expected stock price volatility	127%	-
Expected life	5 years	-

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.30	January 22, 2006
5,516,550	0.20	September 20, 2006
2,500,000	0.20	May 17, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2005	2004	2005	2004
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for interest/finance charges	$ -	$ -	$ 1,460	$ -

The significant non-cash transactions for the nine-month period ended May 31, 2005 were the issuance of 5,216,550 shares of common stock from two private placements for which advance subscriptions had been received prior to August 31, 2004. There were no significant non-cash transactions for the nine-month period ending May 31, 2004.

The significant non-cash transaction for the three-month period ended May 31, 2005 was the issuance of 2,375,000 shares of common stock from a private placement for which advance subscriptions had been received prior to February 28, 2005. There were no significant non-cash transactions for the three-month period ended May 31, 2004.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2004 - $22,500) to a director.

b) Paid or accrued rent of $5,884 (2004 - $7,528) to a company controlled by a director.

c) Paid or accrued legal fees of $37,441 to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

Form 51–102F3

Material Change Report

Item 1 Name and Address of Company

Topper Resources Inc.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Company")

Item 2 Date of Material Change

May 16, 2005.

Item 3 News Release

The Company disseminated a news release on May 17, 2005.

Item 4 Summary of Material Changes

The Company closed its private placement of 2,500,000 units of the Company, for aggregate gross proceeds of $250,000. The private placement closed on May 16, 2005.

Item 5 Full Description of Material Change

The Company closed its private placement previously announced on April 5, 2005. A total of 2,500,000 units have been subscribed for proceeds of $250,000. Each unit consists of one common share and one common share purchase warrant. The warrants are exercisable for two years from closing at a price of $0.20 per share. The Units are subject to a four-month hold period.

The Company will use the proceeds of the placement for drilling on its property in Gaines County, Texas, and for general working capital.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the company, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153

Item 9 Date of Report

May 20, 2005.

May 17, 2005 For immediate release

Mr. Charles Wheeler, a director of **TOPPER RESOURCES INC.** ("Topper"), announces he has acquired further securities of Topper. On May 16, 2005, Mr. Wheeler acquired 312,500 common shares of the Company, which when taken together with the 1,866,900 common shares already held or controlled by Mr. Wheeler, represents 14% of the total issued and outstanding securities of Topper. In addition, Mr. Wheeler holds options and warrants which, if exercised would increase the number of shares of Topper held by Mr. Wheeler to 4,436,840. These securities were acquired for investment purposes. Mr. Wheeler may acquire further shares of Topper in the market or otherwise for investment purposes.

For further information please contact Mr. Charles Wheeler at (786) 268-0626.

May 17, 2005

For immediate release

Mr. Key Collie, a director of **TOPPER RESOURCES INC.** ("Topper"), announces he has acquired further securities of Topper. On May 16, 2005. Mr. Collie acquired 937,500 common shares of the Company, which when taken together with the 1,118,450 common shares already held or controlled by Mr. Collie, represents 13.2% of the total issued and outstanding securities of Topper. In addition, Mr. Collie holds options and warrants which, if exercised would increase the number of shares of Topper held by Mr. Collie to 3,970,516. These securities were acquired for investment purposes. Mr. Collie may acquire further shares of Topper in the market or otherwise for investment purposes.

For further information please contact Mr. Key Collie at (713) 222-0902.

TOPPER RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2005

The following is a discussion and analysis of the consolidated financial condition and operating results of Topper Resources Inc. (the "Company") for the three and six months ended February 28, 2005. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the months ended February 28, 2005 and the audited consolidated financial statements for the year ended August 31, 2004. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of April 29, 2005. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with properties situated in the Permian Basin area of West Texas and on the Gulf Coast of Texas. The Company's wholly owned subsidiary, Topper Resources U.S.A., Inc., holds title to the properties.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2004. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

For the six months ended February 28, 2005 the Company drilled two exploratory wells in Gaines County, Texas. Gaines County is part of the Permian Basin, a large oil and gas-producing region in West Texas. Both wells have been drilled to a total depth of approximately 12,000 feet. The wells were abandoned, as production testing did not indicate sufficient quantities of hydrocarbons to make commercial wells. The Company is considering three options for this property: to participate in additional drilling activity, to farm out these prospects to other oil companies or to relinquish the acreage. No decision has yet been made with respect to the property.

The Company has completed geological studies and additional oil and gas leasing on its Hull Dome Property in Liberty County, Texas. The Hull Dome was discovered in the 1920's and is approximately 50 miles east of Houston. Currently one well is producing approximately 15 barrels of oil a day from the property.

Several old well bores exist on the property and the company is conducting engineering studies to determine which well bores are suitable for re-completion attempts. A workover rig is scheduled during the 3rd quarter to recomplete two shut-in wells on the property.

The Company's financial position was affected during the six months ended February 28, 2005 by its focus on drilling activity. During these six months the Company incurred $202,836 in drilling and lease acquisition costs. These costs were paid with funds raised from a private placement currently still in progress.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2003			
Third quarter	$ -	$ (26,817)	$ (.01)
Fourth quarter	-	(416,967)	(.09)
Fiscal 2004			
First quarter	-	(28,268)	(.01)
Second quarter	6,796	(30,962)	(.01)
Third quarter	17,099	(29,434)	(.01)
Fourth quarter	12,366	(61,506)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.01)
Second quarter	16,710	(115,570)	(.01)

SUMMARY OF PROPERTIES

The Company has oil and gas properties in Gaines and Liberty County, Texas.

OIL AND GAS PRODUCTION

For the three and six month periods ended February 28, 2005, the Company had one producing well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended February 28, 2005 Compared With The Three Month Period Ended February 29, 2004.

For the three month period ended February 28, 2005, the Company recorded oil and gas revenues of $16,710. In addition, oil and gas expenses (lease operating expenses, production taxes and depletion) totalled $15,126. This compares to oil and gas revenues of $6,796 and oil and gas expenses of $1,709 for the three months ended February 29, 2004..

The Company's administrative expenses increased to $117,165 for the three months ended February 28, 2005 from $36,274 for the three months ended February 29, 2004. This is primarily attributable to the use of third party firms for consulting and investor relations, an increase of other professional fees and stock-based compensation of $49,758.

The Company incurred a loss of $115,570 for the three months ended February 28, 2005 as compared to a loss of $30,962 for the three months ended February 29, 2004. This is the result of increased administrative expenses offset by foreign exchange gains.

For The Six Month Period Ended February 28, 2005 Compared With The Six Month Period Ended February 29, 2004.

For the six months ended February 28, 2005, the Company recorded oil and gas revenues of $41,876 compared to $6,796 for the six months ended February 29, 2004. Oil and gas expenses also increased to $27,256 for the six months ended February 28, 2005 from $1,709 for the six months ended February 29, 2004. The Hull Dome property had just begun producing in the second quarter of 2004.

The Company's administrative expenses also increased to $170,739 for the six months ended February 28, 2005 from $64,640 for the six months ended February 29, 2004 primarily as a result of a staff addition, the use of third party firms for consulting and investor relations, an increase in other professional fees and stock-based compensation of $49,758.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents increased to $97,047 on February 28, 2005 from $35,362 on November 30, 2004. This is a result of cash provided by financing activities of $251,600 offset by cash used in exploration activities of $116,542 and cash used in operating activities of $73,373.

Cash and cash equivalents decreased to $35,362 on November 30, 2004 from $282,668 on August 31, 2004. This is a result of $86,294 of cash used in exploration activities and $188,512 of cash used from operations offset by $27,500 of cash from financing activities.

SIX MONTHS ENDED FEBRUARY 28, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company' loss for the period of $156,016, accounts receivable increased by $5,720 and accounts payable decreased by $155,613. This was offset by the add-back of depletion, resulting in net cash of $261,885 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from a private placement, which closed in September 2004, a private placement currently in progress, and from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Lease acquisition and drilling costs of $202,836 accounted for the cash used in investing activities

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2003	4,927,081	4,990,678	75,595
Private Placement	2,500,000	250,000	-
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placement	5,516,550	551,655	-
Stock-based compensation	-	-	49,758
Balance, February 28, 2005	12,943,631	5,792,333	125,353

c) At February 28, 2005, there were 8,016,550 warrants and 1,354,708 options outstanding. The warrants expire on January 22, 2006 and September 20, 2006. The stock options expire on January 31, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,853,310 and $143,871, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (200 - $15,000) to a director;

b) Paid or accrued rent of $3,706 (2004 - $3,929) to a company controlled by a director;

c) Paid or accrued legal fees of $20,314 to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign. On the Company's current properties, there are several exploration opportunities

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
SCHEDULE A

ISSUER DETAILS NAME OF ISSUER	FOR PERIOD ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	February 28, 2005	05/04/29

ISSUER ADDRESS

4605 Post Oak Place, Suite 250

CITY	STATE	ZIP CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Houston	Texas.	77027	(713) 222-7158	(713) 658-0161

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153 (US Only)

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	Topperresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy M. McCarroll"	Jimmy M. McCarroll	05/04/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Key Collie"	Key Collie	05/04/29

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

February 28, 2005

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS

	February 28 2005 (Unaudited)	August 31 2004 (Audited)
ASSETS		
Current		
Cash	$ 97,047	$ 282,668
Receivables	15,403	9,684
Prepaids	1,593	187,456
	114,043	479,808
Oil and gas properties (Note 3)	667,631	284,637
	$ 781,674	$ 764,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 10,232	$ 165,845
Due to related parties (Note 4)	78,278	63,278
	88,510	229,123
Shareholders' equity		
Share capital (Note 5)	5,792,333	5,240,678
Share subscriptions received in advance	234,100	521,655
Contributed surplus (Note 5)	125,353	75,595
Deficit	(5,458,622)	(5,302,606)
	693,164	535,322
	$ 781,674	$ 764,445

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

On behalf of the Board:

"Jimmy M. McCarroll" Director "Key Collie" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2005	2004	2005	2004
REVENUE				
Oil and gas revenue	$ 16,710	$ 6,796	$ 41,876	$ 6,796
DIRECT COSTS				
Depletion	3,690	-	5,703	-
Production costs	11,436	1,709	21,553	1,709
	15,126	1,709	27,256	1,709
	1,584	5,087	14,620	5,087
EXPENSES				
Consulting fees	138	-	4,300	-
Finance charge	1,460	-	1,460	-
Foreign exchange (gain) loss	(498)	-	4,216	-
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	3,063	10,860	4,655	17,665
Project investigation	-	650	-	650
Professional fees	37,206	3,020	44,510	10,068
Regulatory & transfer agent fees	4,034	6,241	5,384	6,842
Rent	1,839	2,475	4,756	5,102
Salaries and benefits	516	-	11,516	-
Shareholder info and investor relations	5,000	-	12,500	-
Stock-based compensation	49,758	-	49,758	-
Telephone	1,856	409	2,573	1,769
Travel and promotion	5,293	5,119	10,111	7,544
	117,165	36,274	170,739	64,640
Loss before other item	(115,581)	(31,187)	(156,119)	(59,553)
OTHER ITEM				
Interest income	11	225	103	323
Loss for the period	(115,570)	(30,962)	(156,016)	(59,230)
Deficit, beginning of period	(5,343,052)	(5,180,604)	(5,302,606)	(5,152,336)
Deficit, end of period	$ (5,458,622)	$ (5,211,566)	$ (5,458,622)	$ (5,211,566)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	12,859,186	5,998,447	12,282,778	5,462,732

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITES				
Loss for the period	$ (115,570)	$ (30,962)	$ (156,016)	$ (59,230)
Items not involving cash:				
Depletion	3,690	-	5,703	-
Stock-based compensation	49,758	-	49,758	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	3,528	(6,255)	(5,720)	(6,318)
Decrease in prepaids	-	-	3	-
Decrease in accounts payable and accrued liabilities	(14,779)	(6,068)	(155,613)	(47,289)
Net cash used in operating activities	(73,373)	(43,285)	(261,885)	(112,837)
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas properties	(116,542)	(79,000)	(202,836)	(79,000)
Net cash used in investing activities	(116,542)	(79,000)	(202,836)	(79,000)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock	10,000	250,000	30,000	250,000
Share subscriptions received in advance	234,100	(165,000)	234,100	-
Due to related parties	7,500	7,500	15,000	15,000
Net cash provided by financing activities	251,600	92,500	279,100	265,000
Change in cash during the period	61,685	(29,785)	(185,621)	73,163
Cash, beginning of period	35,362	136,455	282,668	33,507
Cash, end of period	$ 97,047	$ 106,670	$ 97,047	$ 106,670

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing oil and gas properties and has begun producing crude oil and natural gas in Texas. The recoverability of the amounts shown for oil and gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		February 28 2005		August 31 2004
Deficit	$	(5,458,622)	$	(5,302,606)
Working capital		25,533		250,685

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and six month periods ending February 28, 2005 are not necessarily indicative of the results that may be expected for the year ended August 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2004. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2004.

3. OIL AND GAS PROPERTIES

	February 28,2005 (Unaudited)			August 31, 2004 (Audited)		
	Double Diamond Texas	Hull Dome Texas	Total	Double Diamond Texas	Hull Dome Texas	Total
Acquisition costs:						
Balance, beginning of period	$ 73,329	$ 71,309	$ 144,638	$ -	$ -	$ -
Acquisition costs	-	7,696	7,696	73,329	79,000	152,329
Depletion	-	(5,703)	(5,703)	-	(7,691)	(7,691)
Balance, end of period	73,329	73,302	146,631	73,329	71,309	144,638
Exploration costs:						
Balance, beginning of period	139,999	-	139,999	-	-	-
Drilling	381,001	-	381,001	139,999	-	139,999
Seismic	-	-	-	-	-	-
Technical analysis	-	-	-	-	-	-
Write-off	-	-	-	-	-	-
Balance, end of period	521,000	-	521,000	139,999	-	139,999
Total	594,329	73,302	667,631	213,328	71,309	284,637

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). The property is located on the northwest flank of the Hull Dome. It is currently producing oil.

Double Diamond Property, Gaines County, Texas USA

In June, 2004, the Company and its partners leased 2450 acres from Exxon Mobile, Jones Ranch Estate and British Petroleum for $73,329 (US$53,958). The property is located in Gaines County, Texas. The term of the lease ranges from one year to three years at $US125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company has incurred $521,000 in drilling costs to date on two exploration wells. Both wells have been abandoned as production testing did not indicate sufficient quantities of hydrocarbons to make commercial wells. The Company is considering three options for this property. At present no decision has yet been made.

4. DUE TO RELATED PARTIES

Amounts due to related parties at February 28, 2005 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayments terms.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placement	5,516,550	551,655	-
Stock-based compensation	-	-	49,758
Balance, February 28, 2005	12,943,631	5,792,333	125,353

The Company issued 5,516,550 units at $0.10 per unit between September 20, 2004 and February 15, 2005. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $.20 per share.

The company is currently conducting a Private Placement of 2,500,000 units at a price of $.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant may be exercised to acquire a further common share for a period of two years from closing, at $.20 per share. At February 28, 2005 the Company had received subscriptions for 2,375,000 units. All securities issued in connection with the private placement will be subject to a minimum four-month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As of February 28, 2005, the Company has outstanding stock options, enabling the holder to acquire common shares as follows:

Number Of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 31, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

All options are currently exercisable

616,000 of the options were granted in 2002 and 2003.
738,708 of the options were granted on December 22, 2004.

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following assumptions:

	Six months ended February 28, 2005	Six months ended February 28, 2004
Risk free interest rate	3.55%	—
Annual dividends	–	—
Expected stock price volatility	127%	—
Expected life	5 years	—

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.30	January 22, 2006
5,516,550	0.20	September 20, 2006

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2005	2004	2005	2004
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for interest/finance charges	$ 1,460	$ -	$ 1,460	$ -

The significant non-cash transaction for the six month period ended February 28, 2005 was the issuance of 5,216,550 shares of common stock from a private placement for which advance subscriptions had been received prior to August 31, 2004. There were no significant non-cash transactions for the six month period ending February 29, 2004.

There were no significant non-cash transactions for the three month periods ended February 28, 2005 or February 29, 2004.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2004 - $15,000) to a director.

b) Paid or accrued rent of $3,706 (2004 - $3,929) to a company controlled by a director.

c) Paid or accrued legal fees of $20,314 to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United Sates.

11. SUBSEQUENT EVENT

The Company abandoned a well in Gaines County, Texas on April 19, 2005. The Company is considering three options for its Gaines County property. No decision has yet been made with respect to the property.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Topper Resources Inc.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Company")

Item 2 Date of Material Change

April 19, 2005.

Item 3 News Release

The Company disseminated a news release on April 19, 2005.

Item 4 Summary of Material Changes

The Company abandoned its Section 21 well in Gaines County, Texas.
The Company earlier announced the abandonment of its Section 13 well in Gaines County in its March 23, 2005 press release. The material change report concerning the Section 13 well was filed on April 8, 2005.

Item 5 Full Description of Material Change

The Company made a decision to abandon its Section 21 well in Gaines County, Texas.

The Company drilled two wells and failed to discover sufficient quantities of hydrocarbons to make a commercial well on its 500 acre lease block in Gaines County. The Company is considering three options for its Gaines County property: to participate in drilling one or more of these prospects on the block, to farm out these prospects to other oil companies, or to relinquish the acreage. No decision has yet been made with respect to the property.

Topper has scheduled a workover rig for the first week in May to recomplete two shut in wells on the Hull Dome Property fifty miles northeast of Houston. In addition Topper is in discussions with potential partners to drill a Yegua/Cook Mountain exploration well on the Hull property in the early summer.

Topper has a 40% interest in its Hull Dome Property that currently has one producing well.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the company, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153

Item 9 Date of Report

April 21, 2005.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

April 19, 2005

For immediate release
TSX Venture:TOP

Topper Resources announced today that a decision has been made to abandon its Section 21 well in Gaines County, Texas.

Mr. Jimmy McCarroll the President of Topper commented "While we are disappointed in our failure to discover sufficient quantities of hydrocarbons to make a commercial well there are still opportunities on our 2500 acre lease block in Gaines County. Topper is considering three options: to participate in drilling one or more of these prospects on the block, to farm out these prospects to other oil companies, or to relinquish the acreage."

Topper has scheduled a workover rig for the first week in May to recomplete two shut-in wells on the Hull Dome Property fifty miles northeast of Houston. In addition Topper is in discussions with potential partners to drill a Yegua/Cook Mountain exploration well on the Hull property in the early summer.

Topper has a 40% interest in its Hull Dome Property that currently has one producing well.

About Topper Resources Inc.
Topper Resources Inc. (TOP: TSX-V) is a junior oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

For further information:

Jimmy McCarroll
President, Topper Resources Inc.
Tel: (713) 658-0161,
Toll Free (U.S. only) 1-877-243-4153.
www.topperresources.com

Form 51–102F3

Material Change Report

Item 1 Name and Address of Company

Topper Resources Inc.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Company")

Item 2 Date of Material Change

March 23, 2005.

Item 3 News Release

The Company disseminated a news release on March 23, 2005.

Item 4 Summary of Material Changes

The Company announced the abandonment of its Section 12 well in Gaines County, Texas.

Item 5 Full Description of Material Change

The Company announced that a decision has been made to abandon its Section 13 well in Gaines County, Texas. After a comprehensive testing program, hydrocarbons were not found in sufficient quantities for a commercial well.

The completion rig will be moved to the Section 21 well where shallow oil was encountered, while drilling the well.

Topper also announced the completion of engineering studies on its proposed workover program for its Hull Dome Property, fifty miles east of Houston, Texas. It appears that two or three non-producing wells are good candidates for recompletion.

Topper and its partners are also planning a deeper test of the Yegua and Cook Mountain sands, which are productive in the area for later in the spring.

Topper has a 40% interest in its Hull Dome Property that currently has one producing well.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the company, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153

Item 9 Date of Report

April 7, 2005.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

April 5, 2005

For immediate release
TSX Venture:TOP

Topper Resources Inc. (the "Company") is pleased to announce that it will conduct a private placement of 2,500,000 units at a price of $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant may be exercised to acquire a further common share for a period of two years from closing, at $0.20 per share. To date the Company has received subscriptions for 2,445,640 units. The Company will use the proceeds of the placement for drilling on its property in Gaines County, Texas, and for general working capital. All securities issued in connection with the private placement will be subject to a minimum four-month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

About Topper Resources Inc.

Topper Resources Inc. (TOP: TSX-V) is an oil and gas exploration and producing company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome approximately 50 miles east of Houston. The Hull Dome has been a prolific producer of oil and gas for over fifty years.

The Permian Basin properties are located in Gaines County, Texas, which is the largest oil and gas producing county in the State of Texas.

For further information please contact Jimmy McCarroll, President, at (713) 658-0161 or toll free (US only) at (877) 243-4153

On behalf of Topper Resources Corp.

Jimmy McCarroll
President

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

March 23, 2005

For immediate release
TSX Venture:TOP

Topper Resources announce today that a decision has been made to abandon its Section 13 well in Gaines County, Texas.

After a comprehensive testing program, hydrocarbons were not found in sufficient quantities for a commercial well.

The completion rig will be moved to the Section 21 well where shallow oil was encountered, while drilling the well.

Topper also announced the completion of engineering studies on its proposed workover program for its Hull Dome Property, fifty miles east of Houston, Texas. It appears that two or three non-producing wells are good candidates for recompletion.

Topper and its partners are also planning a deeper test of the Yegua and Cook Mountain sands, which are productive in the area for later in the spring.

Topper has a 40% interest in its Hull Dome Property that currently has one producing well.

About Topper Resources Inc.
Topper Resources Inc. (TOP: TSX-V) is a junior oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

For further information:

Jimmy McCarroll
President, Topper Resources Inc.
Tel: (713) 658-0161,
Toll Free (U.S. only) 1-877-243-4153.
www.topperresources.com

TOPPER RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004

The following is a discussion and analysis of the consolidated financial condition and operating results of Topper Resources Inc. (the "Company") for the three months ended November 30, 2004. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the months ended November 30, 2004 and the audited consolidated financial statements for the year ended August 31, 2004. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of January 31, 2005. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with properties situated in the Permian Basin area of West Texas and on the Gulf Coast of Texas. The Company's wholly owned subsidiary, Topper Resources U.S.A., Inc., holds title to the properties.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2004. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to theundiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

In the first quarter of fiscal 2005 the company drilled two exploratory wells in Gaines County, Texas. Gaines County is part of the Permian Basin, a large oil and gas-producing region in West Texas. Both wells have been drilled to a total depth of approximately 12,000 feet. The wells have been logged and production testing is now underway in several zones of interest. The results should be available for both wells in 30-60 days.

The Company has completed geological studies and additional oil and gas leasing on it's Hull Dome Property in Liberty County, Texas. The Hull Dome was discovered in the 1920's and is approximately 50 miles east of Houston.
Currently one well is producing approximately 15 barrels of oil a day from the property.

Several old well bores exist on the property and the company is conducting engineering studies to determine which well bores are suitable for re-completion attempts. In addition, a new exploratory well is currently planned for the 2nd fiscal quarter of 2005.

The Company's financial position was affected during the quarter ended November 30, 2004 by its focus on drilling activity. The Company incurred $86,294 in drilling and lease acquisition costs. These costs were paid with funds raised from a private placement, most of which had been received in the prior quarter and $20,000 which was received in the current quarter

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2003			
Second quarter	$ -	$ (68,674)	$ (.02)
Third quarter	-	(26,817)	(.01)
Fourth quarter	-	(416,967)	(.09)
Fiscal 2004			
First quarter	-	(28,368)	(.01)
Second quarter	6,796	(30,962)	
Third quarter	17,099	(29,434)	
Fourth quarter	12,366	(61,506)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.00)

SUMMARY OF PROPERTIES

The Company has oil and gas properties in Gaines and Liberty County, Texas.

OIL AND GAS PRODUCTION

For the three month period ended November 30, 2004, the Company had one producing well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For the three month period ended November 30, 2004, the Company recorded oil and gas revenues of $25,166. In addition, oil and gas expenses (lease operating expenses, production taxes and depletion) totalled $12,130. There were no oil and gas revenues or expenses for the three months ended November 30, 2003.

The Company's administrative expenses increased to $53,574 for the three months ended November 30, 2004 from $28,366 for the three months ended November 30, 2003. This is primarily attributable to the addition of staff and to the use of third party

firms for consulting and investor relations.

The Company incurred a loss of $40,446 for the three months ended November 30, 2004 as compared to a loss of $28,268 for the three months ended November 30, 2003. This is the result of increased administrative expenses offset by net oil and gas revenue.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased from $282,668 on August 31, 2004 to $35,362 on November 30, 2004. The net cash decrease of $247,306 is a result of cash expended in the Company's exploration activities.

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company' loss for the quarter of $40,446, accounts receivable increased by $9,248 and accounts payable decreased by $140,834. This was offset by the add back of depletion, resulting in net cash of $188,512 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from the private placement, which closed in September 2004 and from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Lease acquisition and drilling costs of $86,294 accounted for the cash used in investing activities

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number of Shares		Share Capital		Contributed Surplus
Balance, August 31, 2003	4,927,081		4,990,678		75,595
Private placement	2,500,000		250,000		-
Balance, August 31, 2004	7,427,081	$	5,240,678	$	75,595
Private placement	5,416,550		541,655	-	
Balance, November 30, 2004	12,843,631		5,782,333		75,595

c) At November 30, 2004, there were 7,916,550 warrants and 616,000 options outstanding. The warrants expire on January 22, 2006 and September 20, 2006. The stock options expire on January 20, 2007 and June 3, 2008. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,833,310 and $70,000, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2003 - $7,500) to a director;

b) Paid or accrued rent of $1,500 (2003 - $1,320) to a company controlled by a director;

c) Paid or accrued legal fees of $3,171 to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign. On the Company's current properties, there are several exploration opportunities

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

Form 51–102F3

Material Change Report

Item 1 Name and Address of Company

Topper Resources Inc.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Item 2 Date of Material Change

January 18, 2005

Item 3 News Release

The Company disseminated press release on December 23, 2004 and January 31, 2005 via Stockwatch and Market News and filed on SEDAR.

Item 4 Summary of Material Change

The Company has completed a shares for debt settlement.

Item 5 Full Description of Material Change

A total of 24,000 Shares have been issued to settle outstanding debt in the amount of $1,600.00. The Shares issued have a four month hold period expiring May 19, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Jimmy McCarroll, President

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 19th day of January, 2005.

"JIMMY McCARROLL"

JIMMY McCARROLL
President

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOVEMBER 30, 2004

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS

		November 30, 2004		August 31, 2004
		(Unaudited)		(Audited)
ASSETS				
Current				
Cash	$	35,362	$	282,668
Receivables		18,932		9,684
Prepaids		1,593		187,456
		55,887		479,808
Oil and gas properties (Note 3)		554,778		284,637
	$	610,665	$	764,445
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	25,011	$	165,845
Due to related parties (Note 4)		70,778		63,278
		95,789		229,123
Shareholders' equity				
Share capital (Note 5)		5,782,333		5,240,678
Share subscriptions received in advance		-		521,655
Contributed surplus (Note 5)		75,595		75,595
Deficit		(5,343,052)		(5,302,606)
		514,876		535,322
	$	610,665	$	764,445

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

On behalf of the Board:

"Jimmy M. McCarroll" Director "Key Collie" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended November 30, 2004	Three Month Period Ended November 30, 2003
REVENUE		
Oil and gas revenue	$ 25,166	$ -
DIRECT COSTS		
Depletion	2,013	-
Production costs	10,117	-
	12,130	-
	13,036	-
EXPENSES		
Consulting fees	4,162	-
Foreign exchange loss	4,714	-
Management fees	7,500	7,500
Office and miscellaneous	1,592	6,807
Professional fees	7,304	7,048
Regulatory and transfer agent fees	1,350	601
Rent	2,917	2,627
Salaries and benefits	11,000	-
Shareholder information and investor relations	7,500	-
Telephone	717	1,360
Travel and promotion	4,818	2,423
	53,574	28,366
Loss before other item	(40,538)	(28,366)
OTHER ITEM		
Interest income	92	98
Loss for the period	(40,446)	(28,268)
Deficit, beginning of period	(5,302,606)	(5,152,336)
Deficit, end of period	$ (5,343,052)	$ (5,180,604)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	11,712,735	4,962,825

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three Month Period Ended November 30, 2004		Three Month Period Ended November 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$	(40,446)	$	(28,268)
Itemsnot involving cash:				
Depletion		2,013		-
Changes in non-cash working capital items:				
Increase in receivables		(9,248)		(63)
Decrease in prepaids		3		-
Decrease in accounts payable and accrued liabilities		(140,834)		(41,221)
Net cash used in operating activities		(188,512)		(69,552)
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas properties		(86,294)		-
Net cash used in investing activities		(86,294)		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock		20,000		-
Share subscriptions received in advance		-		165,000
Due to related parties		7,500		7,500
Net cash provided by financing activities		27,500		172,500
Change in cash during the period		(247,306)		102,948
Cash, beginning of period		282,668		33,507
Cash, end of period	$	35,362	$	136,455

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its oil and gas properties and has begun producing crude oil and natural gas in Texas. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2004	August 31, 2004
Deficit	$ (5,343,052)	$ (5,302,606)
Working capital (deficiency)	(39,902)	250,685

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended November 30, 2004 are not necessarily indicative of the results that may be expected for the year ended August 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2004. For further information, refer to the financial statements and footnotes thereto included for the year ended August 31, 2004.

3. OIL AND GAS PROPERTIES

	November 30, 2004 (Unaudited)			August 31, 2004 (Audited)		
	Double Diamond, Texas	Hull Dome, Texas	Total	Double Diamond, Texas	Hull Dome, Texas	Total
Acquisition costs:						
Balance, beginning of period	$ 73,329	$ 71,309	$ 144,638	$ -	$ -	$ -
Acquisition costs	-	7,696	7,696	73,329	79,000	152,329
Depletion	-	(2,013)	(2,013)	-	(7,691)	(7,691)
Balance, end of period	73,329	76,992	150,321	73,329	71,309	144,638
Exploration costs:						
Balance, beginning of period	139,999	-	139,999	-	-	-
Drilling	264,458	-	264,458	139,999	-	139,999
Seismic	-	-	-	-	-	-
Technical analysis	-	-	-	-	-	-
Write-off	-	-	-	-	-	-
Balance, end of period	404,457	-	404,457	139,999	-	139,999
Total	$ 477,786	$ 76,992	$ 554,778	$ 213,328	$ 71,309	$ 284,637

Hull Dome Property, Liberty County, Texas USA

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). The property is located on the northwest flank of Hull Dome. It is currently producing oil.

Double Diamond Property, Gaines County, Texas USA

In June 2004, the Company and its partners leased 2450 acres from Exxon Mobile, Jones Ranch Estate and British Petroleum for $73,329 (US$53,958). The property is located in Gaines County, Texas. The term of the lease ranges from one year to three years at US$125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company has incurred $404,457 in drilling costs to date on two exploration wells. Both wells have been logged and production testing is now underway in several areas of interest.

4. DUE TO RELATED PARTIES

Amounts due to related parties at November 30, 2004 and August 31, 2004 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized capital stock: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	$ 5,240,678	$ 75,595
Private placement	5,416,550	541,655	-
Balance, November 30, 2004	12,843,631	$ 5,782,333	$ 75,595

On September 20, 2004, the Company issued 5,416,550 units at $0.10 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at November 30, 2004 and August 31, 2004, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 30, 2007
496,000	0.10	June 3, 2008

All options are currently exercisable.

6. STOCK OPTIONS AND WARRANTS (cont'd...)

b) Warrants

Number of Shares	Exercise Price	Expiry Date
2,500,000	$0.30	January 22, 2006
5,416,550	0.20	September 20, 2006

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended November 30, 2004	Three Month Period Ended August 31, 2004
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

The significant non-cash transaction for the three month period ended November 30, 2004 was the issuance of 5,216,550 shares of common stock from a private placement for which advance subscriptions had been received prior to August 31, 2004.

There were no significant non-cash transactions for the three month period ended November 30, 2003.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2003 - $7,500) to a director.

b) Paid or accrued rent of $1,500 (2003 - $1,320) to a company controlled by a director.

c) Paid or accrued legal fees of $3,171 to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

11. SUBSEQUENT EVENT

On December 22, 2004, the Company granted 738,708 stock options to directors and consultants at $0.10 per option, expiring on December 22, 2009.

TOPPER RESOURCES INC.

4605 Post Oak Place Dr., Suite 250
Houston, Texas, 77027 USA
Tel: (713) 658-0161 Fax: (713) 222-7158

NEWS RELEASE

January 31, 2005 TSX-V: TOP

SHARES FOR DEBT CLOSING

Topper Resources Inc. (TOP: TSX-V) - The Company announces the completion of shares for debt settlement settling an outstanding debt totalling $1,600.00. The debt converted into a share issuance of $1,600.00 at $0.15 per Share totalling 24,000 Shares. The 24,000 Shares issued have a four month period expiring May 19, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"JIMMY McCARROLL"
JIMMY McCARROLL, President

For further information: Jimmy McCarroll President of Topper Resources Inc. www.topperresources.com Tel: (713) 658-0161 Toll Free (U.S. Only) 1-877-243-4153	Investor Relations: Gordon Aldcorn Energy Communications Inc. (403) 266-7209, x23 Toll Free: 1-877-866-7209 Gordon@enercomm.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027, USA
Phone: (713) 658-0161
Fax: (713) 222-7158

January 24, 2005

For Immediate Release
TSXV: TOP

Topper Resources Moves Completion Rig to Second Gaines County Well

HOUSTON, Texas, January 17, 2005 - Topper Resources Inc. (TOP:TSXV) is pleased to announce that Well #13, the second of two wells in Gaines County, Texas has reached total depth at 12,025 feet. Well logs have been evaluated and seven separate intervals identified for testing. Extensive shows of gas containing methane, propane and heavier hydrocarbons were encountered during drilling in the Wolfcamp, lower Permian, and Pennsylvanian rocks which are programmed for testing. The underlying Devonian had minor oil shows and these will be tested first. The completion rig has been moved from Well #21 and testing the first interval (lower Devonian) has begun. The perforation and flow testing of the well will be conducted over the next 30 – 60 days.

Final testing of the Wolfcamp zone in the first well, Well #21, has been complicated by the apparent intrusion of saline salt water from formations below. The completion rig has been moved to the second well while engineers study the Well #21 results to determine how to proceed.

Well #21 found excellent porosity in the middle Devonian as had been predicted from seismic, but the zone tested water. Possibly fracturing in the rocks overlying the porous zone had destroyed the seal.

Topper Resources is currently negotiating the next phase of exploration in the Hull Salt Dome, located approximately fifty miles east of Houston. The Hull Salt Dome represents the next opportunity in Topper's objective of delivering returns to shareholders through development of Texas-based oil and gas exploration.

About Topper Resources Inc.
Topper Resources Inc. (TOP: TSX-V) is a junior oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

For further information:

Jimmy McCarroll President, Topper Resources Inc. Tel: (713) 658-0161, Toll Free (U.S. only) 1-877-243-4153. www.topperresources.com	Investor Relations - Gordon Aldcorn, Energy Communications Inc. Tel: (403) 266-7209x23, Toll Free (Cda) 1-877-866-7209. Gordon@enercomm.com

TOPPER RESOURCES INC.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, USA 77027
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

INFORMATION CIRCULAR

as at January 10, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of Topper Resources Inc. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on February 15, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are the officers of the Company. **A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may

attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed January 11, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of January 10, 2005, the Company had outstanding 12,947,081 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Charles B. Wheeler	1,886,900	14.41%

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDAR.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended August 31, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at 6. The board proposes that the number of directors remain at 6. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 6.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *British Columbia Business Corporations Act* ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 10, 2005.

Nominee Position with the Company and Province and Country of Residence	Occupation, Business or Employment[1]	Period as a Director of the Company	Shares Beneficially Owned or Controlled[2]
Jimmy M. McCarroll President, Chief Executive Officer and a Director Houston, Texas, U.S.A.	President of Century Natural Gas, a private Texas corporation that manages and participates in oil and gas ventures.	Since August 10, 2001	881,651[3]
Charles B. Wheeler Chairman and a Director Miami, Florida, U.S.A.	President and CEO of Glenayr Corporation, a private family-owned company, from 1991 to present.	December 19, 2002	1,866,900[4]
Richard A.N. Bonnycastle Director Calgary, Alberta, Canada	Chairman and President of Cavendish Investing Ltd., a private investment company, since 1958.	June 18, 2002	125,000[5]

Nominee Position with the Company and Province and Country of Residence	Occupation, Business or Employment[(1)]	Period as a Director of the Company	Shares Beneficially Owned or Controlled[(2)]
Douglas N. Baker Director Calgary, Alberta, Canada	President and Chief Financial Officer of Forte Resources Inc. , the successor to Forte Oil Corporation, from 2001 to present.	September 9, 2002	225,000[(6)]
Cory H. Kent Secretary and Director North Vancouver, British Columbia, Canada	Lawyer with Lang Michener LLP from 2003 to present. Lawyer with Anfield Sujir Kennedy & Durno, 1996 to 2003.	December 19, 2002	Nil[(7)]
Key Collie Director Houston, Texas, U.S.A.	Private investor through Readmore Interests, L.P. from 2000 to present. Retired lawyer specializing in oil and gas exploration and corporate financing 1976-2000.	March 10, 2004	917,450[(8)]

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves.

(3) Mr. McCarroll holds 564,000 warrants and options to acquire 592,204 Shares.

(4) Mr. Wheeler holds 1,720,900 warrants and options to acquire 224,040 Shares.

(5) Mr. Bonnycastle holds options to acquire 109,616 Shares.

(6) Mr. Baker holds options to acquire 109,616 Shares.

(7) Mr. Kent holds options to acquire 30,000 Shares.

(8) Mr. Collie holds options to acquire 59,616 Shares.

AUDIT COMMITTEE

The audit committee has various responsibilities as set forth in Multilateral Instrument 52-110 ("MI 52-110").

The Audit Committee's Charter

The text of the audit committee's charter is attached as Schedule "A".

Composition of the Audit Committee

The members of the audit committee are Richard A.N. Bonnycastle, Douglas N. Baker and Key Collie. Each member of the audit committee is independent and financially literate.

A member of the audit committee is *independent* if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended August 31, 2003	Fees Paid to Auditor in Year Ended August 31, 2004
Audit Fees(1)	$7,850	$9,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$750	$950
All Other Fees(4)	Nil	$2,000
Total	$8,600	$11,950

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

The Company does not have any other committees.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company on January 17, 2000.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Jimmy McCarroll, the Company's President and Chief Executive Officer, and Ivy Chong, the Company's Chief Financial Officer, are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Jimmy McCarroll President and Chief Executive Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	30,000(1) 30,000(1) 27,500(1)	Nil 181,000(2) 60,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ivy Chong(4) Chief Financial Officer	2004	36,000	Nil	Nil	30,000(4)	Nil	Nil	Nil

Notes:

(1) This compensation relates to fees accrued for management services rendered by Century Natural Gas, a private company fully owned by Mr. McCarroll.

(2) These options were granted on June 3, 2003 at a price of $0.10 per share, exercisable on or before June 3, 2008.

(3) These options were granted on January 30, 2002 at a price of $0.17 per share, exercisable on or before January 30, 2007.

(4) Ms. Chong was appointed as Chief Financial Officer on June 23, 2004 and resigned as Chief Financial Officer on December 31, 2004. She received a salary of $3,000 per month. 30,000 options at an exercise price of $0.10 per Share were granted to Ms. Chong on June 3, 2003, as an employee of the Company.

Long-Term Incentive Plan Awards

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year ended August 31, 2004.

No share options were exercised by the Named Executive Officers during the financial year ended August 31, 2004. The values of outstanding options held by the Named Executive Officers as at August 31, 2004 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Jimmy McCarroll	Nil	Nil	60,000 (exercisable)(1)	Nil
Jimmy McCarroll	Nil	Nil	181,000 (exercisable)(2)	Nil
Ivy Chong	Nil	Nil	30,000 (exercisable)(3)	Nil

Notes:

(1) These options were granted on January 30, 2002 at an exercise price of $0.17 per share and expire on January 30, 2007.

(2) These options were granted on June 3, 2003 at an exercise price of $0.10 per share and expire on June 3, 2008.
(3) These options were granted on June 3, 2003 at an exercise price of $0.10 per share and will be cancelled as Ms. Chong resigned as Chief Financial Officer on December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no other written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

No options were granted to the directors during the financial year ended August 31, 2004.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the incentive stock option plan (the "Plan") which was been previously approved by directors on March 31, 2003 and amended by shareholders on May 5, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders - (the Plan)	1,294,708 options	$0.10	0[1]
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,294,708 options	$0.10	0

Note:

(1) Based upon the number of Shares outstanding on January 13, 2005.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended August 31, 2004, or has any interest in any material transaction in the current year other than as set out herein.

On January 5, 2004, the Company received final approval from the TSX Venture Exchange ("TSXV") for a private placement of 2,500,000 units in the capital of the Company at $0.10 per unit and for total proceeds of $250,000. Each unit consisted of one Share and one non-transferable share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year and $0.30 per share during the second year. The proceeds are to be used to fund the purchase of an oil producing property, which purchase closed on December 11, 2003, and as general working capital. All Shares issued in the private placement were subject to a four-month statutory hold period which expired on May 6, 2004. Jimmy McCarroll, a director and officer of the Company, received 264,000 units, Charles Wheeler, a director of the Company, received 264,000 units, Key Collie, a director of the Company, received 264,000 units, Doug Baker, a director of the Company, received 75,000 units and Ivy Chong, an officer of the Company, received 50,000 units.

On August 31, 2004 the Company received final approval from the TSXV for a non-brokered private placement for a total of 5,520,000 units for proceeds of $552,000. Each unit consists of one Share and one non-transferable share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share from the closing date. Charles Wheeler received 1,306,900 units and Key Collie received 653,450 units.

Fees in the sum of $24,248 were paid or accrued to Lang Michener LLP, Barristers & Solicitors, during the year ended August 31, 2004 for legal services. Cory H. Kent, the Secretary and a director of the Company, is an associate of Lang Michener LLP.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Share Option Plan

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time is reserved for the issuance of stock options pursuant to the Company's incentive stock option plan approved by the directors on March 31, 2003 and amended by the shareholders on May 5, 2004 (the "Plan"). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSXV. The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSXV requires all

listed companies to have a share option plan if the listed company intends to grant any options. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the Company's 2003 incentive share option plan, amended May 5, 2004, be ratified and approved."

A shareholder may also obtain a copy of the Plan by contacting the Secretary of the Company.

B. Alteration of Articles

On March 29, 2004 the *Company Act* (British Columbia) ("BCCA") was replaced by the *Business Corporations Act* (British Columbia) (the "BCA"). All companies currently incorporated under the BCCA must complete a transition application by March 29, 2006.

On August 25, 2004, the directors of the Company authorized the Company to file a transition application with the Registrar of Companies to comply with the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized share structure. Management of the Company wishes to take advantage of this provision as it will encourage further equity investment in the Company.

The alteration of the authorized share structure requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter the authorized share structure of the Company:

"Resolved, as a special resolution, that:

(1) the maximum number of Common shares that the Company is authorized to issue be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares;

(2) the Notice of Articles of the Company be altered accordingly;

(3) the directors of the Company be authorized to revoke this special resolution before it is acted on without further approval of the shareholders."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

C. Adoption of New Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. For the enactment of the BCA, it is desirable to update the Company's Articles (the "New Articles").

The New Articles in their proposed amended form are available for inspection during regular business hours for the period before the Meeting at the Company's registered and records office at Suite 1500 – 1055 West Georgia Street, P.O. Box 1117, Vancouver, British Columbia V6E 4N7. They are also described in this Information Circular. The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the Existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For

example, "members" are now "shareholders" and "register of members" is now "central securities register" under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles. These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the *Company Act* (British Columbia), the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCBCA, the Company will be prohibited from paying an indemnity if:

(a) the party did not act honestly and in good faith with a view to the best interests of the Company;

(b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA in order to attract the best possible individuals to act.

Amendment of Articles and Notice of Articles re Share Capital

The new Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto including any changes therein is an ordinary resolution. The default provision under the BCA would be a special resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be require for passage a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the New Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the *Company Act* (British Columbia) and refer to the provisions contained in the BCA.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

"Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the British Columbia Business Corporations Act."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited financial statements for the years ended August 31, 2003 and August 31, 2004 and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at telephone number: 604-689-9111 or fax number: 604-685-7084.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at Houston, Texas, January 13, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

Schedule A

TOPPER RESOURCES INC.
(the "Company")

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 *Non-Audit Services*

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 *Other Responsibilities*

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

TOPPER RESOURCES INC.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, USA
77027
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **Topper Resources Inc.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on February 15, 2005, at 9:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company, the consolidated financial statements of the Company for its fiscal period ended August 31, 2004, and the report of the auditor thereon;
2. to fix the number of directors of the Company at 6;
3. to elect directors of the Company for the ensuing year;
4. to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration;
5. to approve the continuation of the incentive stock option plan as permitted by the policies of the TSX Venture Exchange;
6. to approve a special resolution to alter the Company's articles to provide for an authorized share structure consisting of an unlimited number of Common shares;
7. to approve a special resolution to cancel the Company's existing Articles and to adopt new Articles in accordance with the *British Columbia Business Corporations Act*; and
8. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended August 31, 2004, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Houston, Texas, January 13, 2005.

BY ORDER OF THE BOARD

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

647128.2

RECEIVED

[illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

YEAR END REPORT

BC FORM 51-901F

SCHEDULE B & C

ISSUER DETAILS NAME OF ISSUER	FOR YEAR ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	August 31, 2004	04/12/21

ISSUER ADDRESS

4605 Post Oak Place Dr, Ste 250

CITY	STATE	ZIP CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Houston	TX	770278	(713) 658-0161	(713) 222-7158

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE *The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy M. McCarroll"	Jimmy M. McCarroll	05/01/11

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Key Collie"	Key Collie	05/01/11

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED AUGUST 31, 2004

1. Refer to Consolidated Statement of Loss and Deficit and Notes to Financial Statements.

Professional Fees

Accounting and audit	$ 12,000
Legal	26,360
	$38,360

2. Related Party Transactions

Refer to Note 8 in the Financial Statements.

3 (a) Summary of securities issued during the year:

Type of Issue	Number of Shares	Price per Share	Total Proceeds
Private placement	2,500,000	$0.10	$250,000

(b) Summary of options granted during the year:

There were no stock options granted during the current year.

4. Summary of securities as at the end of the year:

(a) Authorized share capital: 100,000,000 common shares without par value

(b) Issued and outstanding common shares at the end of year:

	Number of shares	Amount
Balance, August 31, 2004	7,427,081	$ 5,240,678

(c) Outstanding options and warrants at end of year:

Type	Number Outstanding	Exercise Price	Amount
Warrants	2,500,000	$ 0.2(	January 22, 2005
	if not exercised	0.3(	January 22, 2006
Options	120,000	0.1'	January 30, 2007
Options	496,000	0.1(	June 3, 2008

Schedule B

TOPPER RESOURCES INC.

SUPPLEMENTARY INFORMATION (continued)
FOR THE YEAR ENDED AUGUST 31, 2004

List of Directors:	List of Officers:	
Charles Wheeler	Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	Jimmy M. McCarroll	*President*
Cory H. Kent	Cory H. Kent	*Corporate Secretary*
Doug Baker		
Richard Bonnycastle		
Ken M. Collie		

Schedule C

TOPPER RESOURCES INC.
MANAGEMENT DISCUSSION
FOR THE YEAR ENDED AUGUST 31, 2004

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States. The company has one subsidiary, Topper Resources, U.S.A., Inc., which is wholly owned, and was incorporated on June 5, 2002, in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

On December 11, 2003, the Company purchased a forty percent interest in an oil producing property at The Oil and Gas Clearing House Auction in Houston, Texas for US$60,000. The Property is located on the northwest flank of the Hull Dome, which is approximately sixty miles east of Houston and was first discovered in the 1920's. The property is currently producing 15 barrels of oil a day from the Yegua formation.

In June, 2004, the Company and its partners leased 2450 acres from Exxon Mobile Jones Ranch Estate and British Petroleum for $73,329 (US$53,958). The property is located in Gaines County, Texas. The term of the lease ranges from one year to three years at US$125 to US$200 acre. The Company will pay a 25% royalty on its revenue to the oil and gas lessor.

Financing Activities

On January 5, 2004, the TSX Venture Exchange approved a private placement for 2,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year and $0.30 per share during the second year from closing. The private placement is subject to a four-month period hold.

Use of Funds

The Company incurred a loss of $160,798 (2003 - $264,762) before other items for the year ended August 31. The decrease in the loss compared to last year is because the Company did not have any stock based compensation for the year; there was a decrease in management fees, and the Company had a foreign exchange gain of $4,514 in comparison to a foreign exchange loss of $15,383 in fiscal 2003. The Company did not have any write offs during fiscal 2004 in comparison to oil and gas property write offs of

$313,639 in fiscal 2003. As a result, the net loss for fiscal 2004 was $150,270 in comparison to a net loss of $578,916 in fiscal 2003.

Investor relations

The Company's President handles the day to day investor relation's function.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	August 31, 2004	August 31, 2003
Deficit	$ (5,302,606)	$ (5,152,336)
Working capital (deficiency)	$ 250,685	$ (86,063)

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore compromise the main assets of the Company.

Subsequent Events

The following events occurred subsequent to August 31, 2004.

(a) The Company commenced the drilling of two exploratory wells in early September, 2004 on its Gaines County, Texas acreage. Both of these wells have been drilled to a depth of approximately 12,000 feet and are currently being tested in multiple formations.

(b) On September 1, 2004, the TSX Venture Exchange approved a private placement for 5,520,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share. At August 31, 2004, the Company received $521,655 in advance subscriptions.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

December 23, 2004

For immediate release
TSX Venture:TOP

Topper Resources Inc. (TOP: TSX-V) is pleased to announce that the Company is currently completing a shares for debt settlement totalling $1,600 at $0.15 per share with a proposed share issuance of 24,000 shares. The shares for debt settlement is subject to regulatory approval.

Jimmy McCarroll, President, further reports that under the Stock Option Plan as amended May 5, 2004, Topper Resources Inc. has granted 1,239,111 stock options, exercisable at $0.10 per share, for a term of five years.

About Topper Resources Inc.
Topper Resources Inc. (TOP: TSX-V) is a junior oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

ON BEHALF OF TOPPER RESOURCES CORP.

"Jimmy McCarroll"

Jimmy McCarroll
President

For further information:

Jimmy McCarroll President, Topper Resources Inc. Tel: (713) 658-0161, Toll Free (U.S. only) 1-877-243-4153. www.topperresources.com	Investor Relations - Gordon Aldcorn, Energy Communications Inc. Tel: (403) 266-7209x23, Toll Free (Cda) 1-877-866-7209. Gordon@enercomm.com

December 10, 2004 For immediate release

Mr. Charles Wheeler, a director of **TOPPER RESOURCES INC.** ("Topper"), announces he has acquired securities shares of Topper which have taken him over securities reporting thresholds. On September 20, 2004, Mr. Wheeler acquired 1,306,900 common shares of the Company, which when taken together with the 560,000 common shares already held or controlled by Mr. Wheeler, represents 14.4% of the total issued and outstanding securities of Topper. In addition, Mr. Wheeler holds options and warrants which, if exercised would increase the number of shares of Topper held by Mr. Wheeler to 3,662,800. These securities were acquired for investment purposes. Mr. Wheeler may acquire further shares of Topper in the market or otherwise for investment purposes.

For further information please contact Mr. Charles Wheeler at (786) 268-0626.

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027, USA
Phone: (713) 658-0161
Fax: (713) 222-7158

October 19, 2005

For Immediate Release
TSXV: TOP

Topper Resources Provides Drilling Update

HOUSTON, Texas, October 19, 2004 - Topper Resources Inc. (TOP:TSXV) is pleased to announce that the first of two wells in Gaines County, Texas has reached total depth at 11,713'. Drilling has encountered two potential hydrocarbon bearing zones, the primary Devonian zone, and the secondary Wolfcamp zone. Casing has been run to depth, and testing is awaiting arrival of the completion rig. The perforation and flow testing of the well to be conducted over the next 30 – 60 days. The drilling rig is being moved to Topper's second location.

Drilling results confirmed the seismic interpretation of excellent vugular porosity in the lower portion of the Devonian, showing 70' of zone in the electric logs. However neither core nor cuttings showed more than minor evidence of hydrocarbons. To further complicate the well evaluation at the Devonian zone a strong flow of saline salt water was encountered just below the Wolfcamp zone. The introduction of heavy mud to contain the salt-water intrusion may have obscured any oil shows in the highly permeable Devonian. It also made it impractical to attempt an open-hole drillstem test or to drill lateral from the well bore.

The shallower Wolfcamp zone experienced gas shows during drilling and remains a strong secondary completion zone pending Devonian completion.

Commenting on the results to date, Topper's president and CEO Jimmy McCarrol said "we are pleased and cautiously optimistic with the porosity encountered during drilling, but remain uncertain as to whether the well will prove to be a producer in the Devonian until testing is completed." Mr. McCarrol continued "If the well is not completed in the Devonian, we believe the Wolfcamp provides a strong secondary completion objective. Topper has a 12% working interest in the Gaines County wells.

About Topper Resources Inc.
Topper Resources Inc. (TOP: TSX-V) is a junior oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

For further information:

Jimmy McCarroll President, Topper Resources Inc. Tel: (713) 658-0161, Toll Free (U.S. only) 1-877-243-4153. www.topperresources.com	Investor Relations - Gordon Aldcorn, Energy Communications Inc. Tel: (403) 266-7209x23, Toll Free (Cda) 1-877-866-7209. Gordon@enercomm.com

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

October 12 , 2004

For immediate release
TSX Venture:TOP

Topper Resources provides Drilling Update

HOUSTON, Texas, October 12, 2004 – Topper Resources Inc. (TOP: TSX-V) is pleased to provide an update to the current drilling activities.

The first of two test wells in the Gaines County area of Texas targeting the Devonian zone is expected to reach total depth (12,500 feet) in the next 7 to 10 days. At that time testing of the Devonian zone will commence with the possibility of a horizontal extension from the existing drill hole. Secondary tests on the potential Wolfcamp horizon (approx. 9,200 ft) may also be undertaken following the Devonian tests.

Topper has leased 2,450 acres of property in Gaines County, Texas, which is in the heart of the Permian Basin. Gaines County is one of the leading oil and gas revenue-producing counties in the State. New drilling targets using modern methods have resulted in significant recent discoveries generating new interest in the Permian Basin. One such example is where Platinum Exploration is producing approximately 1,800 barrels of oil a day from four recently drilled horizontal wells, some within one-half mile of Topper acreage. Topper is utilizing an extensive 3-D seismic survey previously shot over their leased prospects.

Topper President, Jimmy McCarroll said "after a relatively quiet period in which Topper has been assembling opportunities, we are excited to commence aggressive drilling programs in the Permian Basin as well as the Hull Salt Dome area."

The consequence of a successful well in this area of the Permian basin to Topper is significant. Results in line with similar drilling initiatives in the area could appreciably impact the reserve and cash flow base of Topper Resources. Following the test holes in Gaines County, Topper expects to drill exploratory holes in the Hull Salt Dome area, 50 miles east of Houston. Toppers long term objective is to establish a portfolio of solid cash flow properties and look beyond North America for new opportunities.

Results of the current Drill program will be released in due course.

Jimmy McCarroll
President

For further information:	Investor Relations:
Jimmy McCarroll,	Gordon Aldcorn,
President of Topper Resources Inc.	Energy Communications Inc.
www.topperresources.com	(403) 266-7209 x23
Tel: (713) 658-0161,	Toll Free: 1-877-866-7209
Toll Free (U.S. only) 1-877-243-4153	Gordon@enercomm.com

Attention Business Editors

Topper Resources teams with Energy Communications Inc.

HOUSTON, Texas, Sept. 09/04 – Topper Resources Inc. (TOP: TSX-V) today announced it has partnered with leading investor relations company Energy Communications Inc. ('ECI'), based in Calgary, Alberta.

Topper Resources, a Houston-based an oil and gas exploration company, said the partnership coincides with the company's new drilling activity this month in the historic oil and gas producing area of west Texas and eastern New Mexico known as the Permian Basin.

Topper has leased 2,450 acres of property in Gaines County, Texas, which is in the heart of the Permian Basin. Gaines County is one of the leading oil and gas revenue-producing county in the State. The area leased by Topper had a complete 3D seismic survey shot in the early Nineties. New drilling plays using modern methods have resulted in multiple new discoveries generating new interest in this established producing area. One such example, Platinum Exploration, is producing 1,800 barrels of oil a day from four recent horizontal wells, some within one-half mile of Topper prospects.

The first of two test wells in the area began drilling on September 4th and is expected to reach and test the Devonian targets by the beginning of October. Secondary tests of the Wolfcamp horizon may also be undertaken following the Devonian tests.

Topper President, Jimmy McCarroll said "after a relatively quite period in which Topper has been assembling opportunities, we are excited to commence aggressive drilling programs in the Permian Basin as well as the Hull Salt Dome area, some fifty miles east of Houston."

ECI President Scott Berry said recent drilling in the area by other companies is producing good results. "We see a great upside in the Permian Basin area," Berry said. "It hasn't had a lot of new technology applied to it. Companies in the area are now using 3D seismic surveys, drilling horizontal wells and they are using CO2 and water flooding technologies, all techniques that weren't around 15 years ago. We are very pleased to be working with Topper."

About Topper Resources Inc.

Topper Resources Inc. (TOP: TSX-V) is a oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome, approximately 50 miles east of Houston. The Hull Dome has been a prolific producer of oil and gas for more than 50 years.

The Permian Basin properties are located in Gaines County, Texas. The basin is a 115,000 square mile area stretching across west Texas into southeast New Mexico. The

Basin was once considered the largest oil and gas-producing region in the lower 48 States.

For further information: Jimmy McCarroll, President of Topper Resources Inc. www.topperresources.com Tel: (713) 658-0161, Toll Free (U.S. only) 1-877-243-4153.
Investor Relations – Gordon Aldcorn, Energy Communications Inc.
Tel: (403) 266-7209x23, Toll Free (Cda) 1-877-866-7209. Gordon@enercomm.com

About Energy Communications Inc. (ECI)
Energy Communications Inc. 'ECI' and its technology division Infovest, provide a broad range of investor relations services to the Energy, Technology and Bio/Pharma sectors. In addition ECI/Infovest coordinates multi-company investment forums and single company investment presentations for public companies on a regular basis in major cities across Canada, the United States and Western Europe. For more information visit www.ecigroup.com

For further information: Scott Berry, President
Tel: (403) 266-7209 (ext. 22), Toll Free: 1-877-866-7209, or, scott@enercomm.com

RECEIVED

2006 JUL 24 P 4:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention Business Editors

Topper Resources teams with Energy Communications Inc.

HOUSTON, Texas, Sept. 09/04 – Topper Resources Inc. (TOP: TSX-V) today announced it has partnered with leading investor relations company Energy Communications Inc. ('ECI'), based in Calgary, Alberta.

Topper Resources, a Houston-based an oil and gas exploration company, said the partnership coincides with the company's new drilling activity this month in the historic oil and gas producing area of west Texas and eastern New Mexico known as the Permian Basin.

Topper has leased 2,450 acres of property in Gaines County, Texas, which is in the heart of the Permian Basin. Gaines County is one of the leading oil and gas revenue-producing county in the State. The area leased by Topper had a complete 3D seismic survey shot in the early Nineties. New drilling plays using modern methods have resulted in multiple new discoveries generating new interest in this established producing area. One such example, Platinum Exploration, is producing 1,800 barrels of oil a day from four recent horizontal wells, some within one-half mile of Topper prospects.

The first of two test wells in the area began drilling on September 4th and is expected to reach and test the Devonian targets by the beginning of October. Secondary tests of the Wolfcamp horizon may also be undertaken following the Devonian tests.

Topper President, Jimmy McCarroll said "after a relatively quite period in which Topper has been assembling opportunities, we are excited to commence aggressive drilling programs in the Permian Basin as well as the Hull Salt Dome area, some fifty miles east of Houston."

ECI President Scott Berry said recent drilling in the area by other companies is producing good results. "We see a great upside in the Permian Basin area," Berry said. "It hasn't had a lot of new technology applied to it. Companies in the area are now using 3D seismic surveys, drilling horizontal wells and they are using CO_2 and water flooding technologies, all techniques that weren't around 15 years ago. We are very pleased to be working with Topper."

About Topper Resources Inc.

Topper Resources Inc. (TOP: TSX-V) is a oil and gas exploration company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome, approximately 50 miles east of Houston. The Hull Dome has been a prolific producer of oil and gas for more than 50 years.

The Permian Basin properties are located in Gaines County, Texas. The basin is a 115,000 square mile area stretching across west Texas into southeast New Mexico. The

Basin was once considered the largest oil and gas-producing region in the lower 48 States.

For further information: Jimmy McCarroll, President of Topper Resources Inc. www.topperresources.com Tel: (713) 658-0161, Toll Free (U.S. only) 1-877-243-4153. Investor Relations – Gordon Aldcorn, Energy Communications Inc.
Tel: (403) 266-7209x23, Toll Free (Cda) 1-877-866-7209. Gordon@enercomm.com

About Energy Communications Inc. (ECI)
Energy Communications Inc. 'ECI' and its technology division Infovest, provide a broad range of investor relations services to the Energy, Technology and Bio/Pharma sectors. In addition ECI/Infovest coordinates multi-company investment forums and single company investment presentations for public companies on a regular basis in major cities across Canada, the United States and Western Europe. For more information visit www.ecigroup.com

For further information: Scott Berry, President
Tel: (403) 266-7209 (ext. 22), Toll Free: 1-877-866-7209, or, scott@enercomm.com

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683 – 1405 / FAX (604) 683- 1408

VANCOUVER, BC
September 1, 2004

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

The Company has received final approval from the TSX Venture Exchange for the private placement previously announced on July 13, 2004. A total of 5,520,000 units have been subscribed for proceeds of $552,000. Each unit consists of one common share and one non-transferable common share purchase warrants. The warrants are exercisable for two years at a price of $0.20 per share from Closing. The private placement is subject to a four-month hold period.

About Topper Resources Inc.

Topper Resources Inc. **(TOP: TSX-V)** is an oil and gas exploration and producing company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome approximately 50 miles east of Houston. The Hull Dome has produced over 300 millions barrel of oil since its discovery fifty years ago.

The Permian Basin properties are located in Gaines County, Texas. The Permian Basin is a 115,000 square mile area stretching across 54 counties in West Texas and Southeast New Mexico, once considered the largest oil and gas-producing region in the lower 48 States.

For further information please contact Jimmy McCarroll, President, at (713) 658-0161, toll free (US only) at (877) 243-4153, or visit our website at www.topperresources.com

On behalf of Topper Resources Corp.

"Jimmy McCarroll"

Jimmy McCarroll

President

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER	FOR PERIOD ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	May 31, 2004	04/07/23

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 683-1408	(604) 683-1405

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free 1 (877) 243-4153 (US only)

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	04/07/23

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	04/07/23

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

MAY 31, 2004

TOPPER RESOURCES INC.

Consolidated Balance Sheets
As at May 31 and August 31

		May 31 2004		August 31 2003
ASSETS				
Current				
Cash and cash equivalents	$	142,062	$	33,507
Receivables		11,219		1,224
Prepaid expenses		1,593		-
		154,874		34,731
Oil and gas property (note 3)		79,000		-
	$	233,874	$	34,731
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	27,823	$	62,566
Due to related parties (note 4)		65,778		58,228
		93,601		120,794
Shareholder' Equity				
Share capital (note 5)		5,240,678		4,990,678
Share subscription received in advance		65,000		-
Contributed surplus		75,595		75,595
Deficit		(5,241,001)		(5,152,336)
		140,273		(86,063)
	$	233,874	$	34,731

Nature and continuance of operations (note 1)

Subsequent events (note 8)

On behalf of the Board:

"Jimmy McCarroll"	*"Cory Kent"*
Jimmy M. McCarroll, Director	Cory H. Kent, Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.

Consolidated Statements of Operations and Deficit
Period ended May 31

	For three months ended May 31 2004	2003	For nine months ended May 31 2004	2003
Revenue				
Oil and gas	$ 17,099	$ -	$ 23,895	$ -
Operating cost	(18,547)	-	(20,256)	-
	(1,446)		3,640	-
Interest income	228	104	551	1,131
	(1,218)	104	4,191	1,131
Expenses				
Amortization	$ -	$ 203	$ -	$ 610
Consulting fees	-	-	-	4,130
Foreign exchange loss	247	6,423	247	15,979
Management fees	7,500		22,500	27,500
Office and miscellaneous	11,117	6,553	28,780	26,684
Professional fees	7,782	1,880	17,849	19,391
Project investigation	-	-	650	-
Regulatory and transfer agent fees	2,063	1,895	8,904	12,676
Rent	3,004	2,853	8,106	11,528
Shareholder information and investor relatior	2,395	162	2,397	19,844
Telephone	537	1,235	2,306	5,137
Travel and promotion	3,521	5,717	11,066	19,363
	38,166	26,921	102,805	162,842
Write-off due to related parties	9,950	-	9,950	-
Loss before other items	(28,216)	(26,921)	(92,855)	(162,842)
Loss for the period	(29,434)	(26,817)	(88,665)	(161,711)
Deficit, beginning of period	(5,211,566)	(4,708,552)	(5,152,336)	(4,573,658)
Deficit, end of period	$ (5,241,001)	$ (4,735,369)	$ (5,241,001)	$ (4,735,369)
Loss per share, basic and diluted			$ (0.01)	$ (0.04)
Weighted average number of common shares outstanding, basic and diluted			6,716,250	4,496,466

The accompanying notes are an integral part of these consolidated financial statements

TOPPER RESOURCES INC.
Consolidated Statements of Cash Flows
Period ended May 31

	For three months ended May 31		For nine months ended May 31	
	2004	2003	2004	2003
Cash flows from (used in) operating activities				
Loss for the period	$ (29,434)	$ (26,817)	(88,665)	(161,711)
Items not involving cash:				
Amortization	-	203	-	610
Changes in non-cash working capital items:				
(Increase)/Decrease in Receivables	(3,677)	(338)	(9,995)	(426)
(Increase)/Decrease in prepaid expenses	(1,593)	(100)	(1,593)	150
Increase (Decrease) in Accounts payable and accrued liabilities	12,546	5,243	(34,743)	(1,302)
Net cash used in operating activities	(22,158)	(21,809)	(134,995)	(162,679)
Cash flows from financing activities				
Issuance of share capital	-	-	250,000	209,045
Share subscriptions received in advance	65,000	-	65,000	-
Due to related parties	(7,450)	-	7,550	(23,375)
Net cash provided by financing activities	57,550	-	322,550	185,670
Cash flows used in investing activities				
Oil and gas properties	-	(13,869)	(79,000)	(213,450)
Net cash used in investing activities	-	(13,869)	(79,000)	(213,450)
Increase (decrease) in cash and cash equivalents	35,392	(35,678)	108,555	(190,459)
Cash and cash equivalents at beginning of period	106,670	84781	33,507	239,562
Cash and cash equivalents at end of period	$ 142,062	$ 49,103	$ 142,062	$ 49,103

The accompanying notes are an integral part of these consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring for and producing oil and gas.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2004	August 31, 2003
Deficit	$ (5,241,001)	$ (5,152,336)
Working capital (deficiency)	$ 61,273	$ (86,063)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim consolidated financial statements. They do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the interim consolidated financial statements is the same as those described in the annual consolidated financial statements, all adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements of the Company.

Foreign currency translation

Foreign operations

Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated with Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gain and losses arising from translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions and balances

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of the transaction. Revenue and expenses are translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations

3. OIL AND GAS PROPERTY

During the period ended February 29, 2004, the Company purchased a forty-percent interest in an oil producing property at the Oil and Gas Clearing House Auction in Houston, Texas for $79,000 (US$60,000). The property is located on the northwest flank of Hull Dome. It is currently producing 15 barrels of oil a day from the Yegua Formation.

4. DUE TO RELATED PARTIES

During the period ended May 31, 2004, the Company paid $5,000 as part of the management fees settlement to a company controlled by a former director. The balance of $10,000 has been paid subsequent to the period end. As the result of the settlement agreement, the Company wrote-off $9,950 at the period end.

Amounts due to related parties at May 31, 2004 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5. SHARE CAPITAL

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	Number of shares	Amount
Balance, August 31, 2002	3,943,290	$ 4,781,633
Settlement of debt	191,667	51,750
Private placement at $0.19	827,868	157,295
Escrow shares cancelled	(35,744)	-
Balance, August 31, 2003	4,927,081	$ 4,990,678
Private placement at $0.10	2,500,000	250,000
Balance, May 31, 2004	7,462,825	$ 5,240,678

5. SHARE CAPITAL (continued)

c) On January 22, 2004, the Company issued 2,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from closing and at a price of $0.30 per share during the second year from closing. The private placement is subject to a four-month hold period.

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $22,500 (2003 - $27,500) to a director.

b) Paid or accrued rent of $5,884 (2003 - $7,528) to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8. SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2004.

a) The Company announced a private placement of 6,000,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrants. Each warrant may be exercised to acquire a further common share of a period of two years from closing at $0.20 per share. The Company has received four million units. The shares issued in connection with this private placement will be subjected to a four-month hold and the approval of the TSX Venture Exchange.

b) The Company is in the final negotiations with Robinson Drilling of Big Springs, Texas for a two well drilling program in Sections 13 and 21 of it's Gaines County acreage position (2450 acres). The first well is scheduled to commence drilling in the fourth week of August, with the second well to commence after the first is completed (30-45 days). Both wells will be 12,000+ feet and will test the Devonian formation, with the Wolfcamp Formation as a secondary objective. The section 13 is scheduled as a straight hole and the Section 21 well will be engineered to drill a horizontal leg if warranted.

QUARTERLY AND YEAR END REPORT

RECEIVED

2004 JUL 24 P 4:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BC FORM 51-901F
SCHEDULE B&C

ISSUER DETAILS NAME OF ISSUER	FOR PERIOD ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	May 31, 2004	04/07/23

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 683-1408	(604) 683-1405

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free 1 (877) 243-4153(US only)

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	04/07/23

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	04/07/23

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE PERIOD ENDED MAY 31, 2004

1. Related Party Transactions

   Refer to Note 6 in the Consolidated Financial Statements.

2. (a) Summary of securities issued during the period: Nil

   (b) Summary of options granted during the period: Nil.

3. Summary of securities as at the end of period:

   (a) Authorized share capital: 100,000,000 common shares without par value

   (b) Issued and outstanding common shares at the end of period:

	Number of shares	Amount
Balance, May 31, 2004	7,462,825	$ 5,240,678

   (c) Outstanding options and warrants at end of period:

Type	Number Outstanding	Exercise Price	Expiry Date
Options	120,000	$0.17	January 30,2007
Options	496,000	$0.10	June 3, 2008
Warrants	2,500,000	$0.30	January 22, 2006

List of Directors:

Charles Wheeler
Jimmy M. McCarroll
Cory H. Kent
Doug Baker
Key Collie
Richard Bonnycastle

List of Officers:

Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	*President*
Cory H. Kent	*Corporate Secretary*
Ivy Chong	*Chief Financial Officer*

Schedule C

TOPPER RESOURCES INC.
MANAGEMENT DISCUSSION
FOR THE PERIOD ENDED MAY 31, 2004

Description of Business

Topper Resources Inc. (TOP: TSX-V) is an oil and gas exploration and producing company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome approximately 50 miles east of Houston. The Hull Dome has been a prolific producer of oil and gas for over fifty years.

The Permian Basin properties are located in Gaines County, Texas, which is the largest oil and gas revenue producing county in the State of Texas.

The Company has one subsidiary, Topper Resources, U.S.A., Inc., which is a wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

Topper Resources has leased 2450 acres in Gaines County, Texas from the Jones Ranch Estate, Exxon Mobil, and British Petroleum. The entire area has been shot with 3D seismic. This acreage is in the heart of the historic producing area in west Texas and eastern New Mexico known as the Permian Basin. Although this area has been extensively explored, recent technology developments in the use of 3-D seismic and in horizontal drilling have resulted in multiple new discoveries in our area of the Basin. Gaines County is the leading oil and gas revenue producing county in the State of Texas. Lea County, New Mexico that adjoins Gaines County to the west, is the top oil and gas revenue-producing county in New Mexico.

Topper has a 12.5 % working interest in these leases with no promotion except to the originating geophysical-geological team. After landowner and geologist's royalty, which is fairly typical for the area, Topper's net interest is 9.25% or slightly higher

Primary prospects have been identified in three well-established producing formations, Devonian, Clear Fork, and Abo.

The Company is in the final negotiations with Robinson Drilling of Big Springs, Texas for a two well drilling program in Sections 13 and 21 of its Gaines County acreage position (2450 acres). The first well is scheduled to commence drilling in the fourth week of August, with the second well to commence after the first is completed (30-45 days). Both wells will be 12,000+ feet and will test the Devonian formation, with the Wolfcamp Formation as a secondary objective. The section 13 is scheduled as a straight hole and the Section 21 well will be engineered to drill a horizontal leg if warranted.

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION

FOR THE PERIOD ENDED MAY 31, 2004

Financing Activities

No financing took place in the three months to May 31, 2004.

Use of Funds

The Company incurred a loss of $33,124 (2003 - $26,817) for three months to May 31, 2004. The increase in the loss compared to the same period of the previous year is due to the increased level of exploration activities.

Investor relations

The Company's President handles the day to day investor relation's function.

Liquidity and Solvency

These interim consolidated financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Subsequent Event

The following events occurred subsequent to May 31, 2004.

a) The Company announced a private placement of 6,000,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrants. Each warrant may be exercised to acquire a further common share of a period of two years from closing at $0.20 per share. The Company has received four million units. The shares issued in connection with this private placement will be subjected to a four-month hold and the approval of the TSX Venture Exchange.

b) The Company is in the final negotiations with Robinson Drilling of Big Springs, Texas for a two well drilling program in Sections 13 and 21 of its Gaines County acreage position (2450 acres). The first well is scheduled to commence drilling in the fourth week of August, with the second well to commence after the first is completed (30-45 days). Both wells will be 12,000+ feet and will test the Devonian formation, with the Wolfcamp Formation as a secondary objective. The section 13 is scheduled as a straight hole and the Section 21 well will be engineered to drill a horizontal leg if warranted.

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore comprise the main assets of the Company.

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683 - 1405 / FAX (604) 683 - 1408

VANCOUVER, BC

July 23, 2004

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. announces its Interim Financial Results

Topper Resources Inc. announces its interim financial results for the third quarter ended May 31, 2004. The financial statements are available on the Sedar website at www.sedar.com. If you have any questions please contact Jimmy McCarroll, President and Director of Topper at 713-658-0161, toll free 1-877- 243-4153 (US only), or at jmccarroll@jhyi.com.

About Topper Resources Inc.

Topper Resources Inc. is an oil and gas exploration and producing company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome approximately 50 miles east of Houston. The Hull Dome has been a prolific producer of oil and gas for over fifty years.

The Permian Basin properties are located in Gaines County, Texas, which is the largest oil and gas producing county in the State of Texas.

For further information please contact Jimmy McCarroll, President, at (713) 658-0161 or toll free at 1-(877) 243-4153 (US only).

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

TOPPER RESOURCES INC.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

July 13 , 2004

For immediate release
TSX Venture:TOP

Topper Resources Inc. (the "Company") is pleased to announce that it will conduct a private placement of 6,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant may be exercised to acquire a further common share for a period of two years from closing, at $0.20 per share. To date the Company has received subscriptions for four million units. The Company will use the proceeds of the placement for drilling on its property in Gaines County, Texas, and for general working capital. All securities issued in connection with the private placement will be subject to a minimum four-month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

The Company is also pleased to report that a drill rig has become available earlier than expected and drilling will commence on its property in Gaines County, Texas, to test the Devonian formation, in mid August, 2004 at an expected cost to the Company of approximately US$194,000 (including completion). Depending on the results of this drilling, the Company will conduct work to further test the Devonian, as well as the Abo and Clear Fork formations.

Currently, the Hull Dome property in Liberty County, Texas, is producing oil at a rate of 15 bbls per day. The Company and its partners are reviewing the property to determine how to increase production and drill the exploration prospects on the Hull Dome property. There are exploration prospects in the Cook Mountain, Yegua and Frio Formations associated with the property.

The shareholders of the Company approved all resolutions presented to them at the Annual General Meeting held on June 23, 2004. At the meeting, Jimmy McCarroll, Charles Wheeler, Richard Bonnycastle, Doug Baker, Key Collie and Cory Kent were elected to the board of directors. Mr. Collie is the Company's most recent board addition. Mr. Collie has over 24 years experience in practicing business law specializing in oil and gas exploration and corporate finance. A certified specialist in Oil, Gas, and Mineral Law, Texas Board of Legal Specialization; Fellow, Texas Bar Foundation; Member, College of State Bar of Texas; and Member and Treasurer, Council of Oil, Gas and Mineral Law Section of Travis County Bar Association. Mr. Collie is retired and currently a private investor.

The Company is also pleased to announce the appointment of Ivy Chong as Chief Financial Officer of the Company.

About Topper Resources Inc.

Topper Resources Inc. **(TOP: TSX-V)** is an oil and gas exploration and producing company with properties located in Texas. Its principal properties are located on the Gulf Coast of Texas and in the Permian Basin area of West Texas.

The Gulf Coast properties are located on the northwest flank of the Hull Salt Dome approximately 50 miles east of Houston. The Hull Dome has been a prolific producer of oil and gas for over fifty years.

The Permian Basin properties are located in Gaines County, Texas, which is the largest oil and gas producing county in the State of Texas.

For further information please contact Jimmy McCarroll, President, at (713) 658-0161 or toll free (US only) at (877) 243-4153.

On behalf of Topper Resources Corp.

"Jimmy McCarroll"

Jimmy McCarroll
President

TOPPER RESOURCES INC.
#709 – 700 West Pender Street
Vancouver, BC V6C 1G8
Telephone No.: (604) 683-1405
Fax No.: (604) 683-1408

INFORMATION CIRCULAR
as at May 21, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of Topper Resources Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on Wednesday, June 23, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy are officers and/or directors of the Company. **A shareholder has the right to appoint a person or company, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax at (866) 249-7775, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening

thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote their proxy by mail or by fax. Submitting a proxy by mail or by fax are the only methods by which a shareholder may appoint a person as proxy other than as named on the form of proxy.

Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax at (866) 249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy

supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Company has fixed May 21, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 21, 2004 the Company had outstanding 7,427,081 fully paid and non-assessable common Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and senior officers of the Company, the only person who, as at May 21, 2004 beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company carrying the right to vote in all circumstances are as follows:

Shareholder Name and Address	**Number of Shares Held**	**Percentage of Issued Shares**
Jimmy M. McCarroll Houston, Texas, U.S.A.	881,651	11.87%

The above information was supplied by the Company and by Computershare Trust Company of Canada, the Company's registrar and transfer agent, and by management of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended August 31, 2003 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor will be mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

Management proposes that the number of directors be fixed at six for the ensuing year, subject to such increase as may be permitted by the constating documents of the Company and any statutory provisions.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Murray C. McKinnon passed away in January of 2004. Key Collie joined the board of directors in May of 2004.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 21, 2004.

Nominee Position with the Company and Province and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Shares Beneficially Owned or Controlled(1)
Jimmy M. McCarroll President, Chief Executive Officer and a Director Houston, Texas, U.S.A.	President of Century Natural Gas, a private Texas corporation that manages and participates in oil and gas ventures.	Since August 10, 2001	881,651
Charles B. Wheeler Chairman and a Director Houston, Texas, U.S.A.	President and CEO of Glenayr Corporation, a private family-owned company, from 1991 to present.	December 19, 2002	560,000
Richard A.N. Bonnycastle Director Calgary, Alberta, Canada	Chairman and President of Cavendish Investing Ltd., a private investment company, since 1958.	June 18, 2002	125,000
Douglas N. Baker Director Calgary, Alberta, Canada	President and Chief Financial Officer of Forte Resources Inc. , the successor to Forte Oil Corporation, from 2001 to present. President and Chief Financial Officer of Forte Energy Ltd. from 1997 to 2001.	September 9, 2002	150,000
Cory H. Kent Director North Vancouver, British Columbia, Canada	Lawyer with Lang Michener LLP from 2003 to present. Lawyer with Anfield Sujir Kennedy & Durno 1996-2003.	December 19, 2002	Nil

Nominee Position with the Company and Province and Country of Residence	Occupation, Business or Employment[(1)]	Period as a Director of the Company	Shares Beneficially Owned or Controlled[(1)]
Key Collie Director Houston, Texas, U.S.A.	Private investor through Readmore Interests, L.P. from 2000 to present. Retired lawyer specializing in oil and gas exploration and corporate financing 1976-2000.	March 10, 2004	264,000

Note:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

As at the date hereof, the members of the Audit Committee are Jimmy M. McCarroll, Doug N. Baker and Key Collie. The Company does not have an executive committee.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, will be nominated at the Meeting for re-appointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended August 31, 2003 no direct remuneration was paid to the Company's Named Executive Officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company. Jimmy McCarroll, the Company's President and Chief Executive Officer, is the "Named Executive Officer" of the Company for the purposes of the following disclosure. There were no other executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended August 31, 2003. The compensation accrued to the Named Executive Officer during the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jimmy M. McCarroll	2003	Nil	Nil	30,000[(1)]	181,000[(3)]	Nil	Nil	Nil
President and Chief	2002	Nil	Nil	27,500[(1)]	60,000[(2)]	Nil	Nil	Nil
Executive Officer	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) This compensation relates to fees accrued for management services rendered by Century Natural Gas, a private company fully owned by Mr. McCarroll.

(2) These options were granted on January 30, 2002 at a price of $0.17 per share, exercisable on or before January 30, 2007.

(4) These options were granted on June 3, 2003 at a price of $0.10 per share, exercisable on or before June 3, 2008.

Share Options

The Company has in place a stock option plan dated for reference March 31, 2003 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers,

employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the date of grant of such option.

The share options granted to the Named Executive Officer during the financial year ended August 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll President & CEO	181,000	36%	0.10	0.085	June 3, 2008

No share options were exercised by the Named Executive Officer during the financial year ended August 31, 2003. The value of the unexercised in-the-money options at the financial year August 31, 2003 was Nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

As at August 31, 2003 there were no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

On June 3, 2003 an aggregate of 496,000 options were granted to directors, officers and employees of the Company at an exercise price of $0.10. These options expire on June 3, 2008.

Indebtedness of Directors, Executive Officers and Senior Officers

No directors, proposed nominees for election as directors, senior officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended August 31, 2003, or has any interest in any material transaction in the current year except as set out herein and in material previously disclosed to shareholders and available for viewing on www.SEDAR.com. SEDAR (the System for Electronic Document Analysis and Retrieval) is the system used for electronically filing most securities information with the Canadian securities regulatory authorities.

The Company closed a private placement, effective December 16, 2003, of an aggregate of 2,500,000 units in the capital of the Company for proceeds of $250,000. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year and $0.30 per share during the second year from closing. The proceeds were to be used to fund the purchase of an oil producing property, which purchase closed on December 11, 2003, and as general working capital. All shares issued in the private placement were subject to a four-month statutory hold period which expired April 16, 2004. Four of the current directors of the Company were placees in this private placement for an aggregate of 867,000 units.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

APPROVAL OF STOCK OPTION PLAN

Management of the Company approved a Stock Option Plan (the "Plan") on March 31, 2003 (the "Plan"). The Plan is administered by the board of directors, who set the terms, and exercise price of options, subject to the price restrictions and other requirements of the TSX Venture Exchange (the "Exchange"). The maximum number of shares that may be reserved for issuance under the Plan is a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the grant of options. The Plan also provides that options may only be granted to directors, officers, employees, consultants and other key personnel of the Company or its subsidiaries. Stock options granted under the Plan may not be for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option. The Plan also provides that no one individual may receive options covering more than 5% of the issued shares of the Company in any 12 month period, no consultant may receive options covering more than 2% of the issued shares of the Company in any 12 month period, and no employee performing investor relations activities may receive options covering more than 2% of the outstanding shares in any 12 month period. The Board of Directors may revise or amend the Plan from time to time, subject to regulatory approval.

The policies of the Exchange require that companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock (referred to as "rolling plans") must receive shareholder approval yearly at the annual general meeting of the company. During the Company's financial year ended August 31, 2003 and to the date of the mailing of this Information Circular, 496,000 stock options have been granted by the Company.

At the Meeting shareholders will be asked to vote on the following resolution, with or without variation:

"RESOLVED THAT the incentive stock option plan of the Company, as further described in the information circular of the Company's annual general meeting held on June 23, 2004, be and is hereby ratified and approved."

Management of the Company is of the view that the Plan will assist the Company in attracting and maintaining the services of executives and other employees in competition with other businesses in the industry.

The approval of the Plan is made to comply with the requirements of the Exchange only. A full copy of the Plan may be obtained directly from the Company or the Company's registered and records office at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia Canada V6E 4N9.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.SEDAR.com

OTHER MATTERS

The Directors are not aware of any other matters that they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, May 21, 2004.

"Jimmy M. McCarroll"

Jimmy M. McCarroll
President and Chief Executive Officer

"Ivy Chong"

Ivy Chong
Chief Financial Officer

TOPPER RESOURCES INC.
#709 – 700 West Pender Street
Vancouver, BC V6C 1G8
Telephone No.: (604) 683-1405
Fax No.: (604) 683-1408

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of **Topper Resources Inc.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on June 23, 2004 at 9:00 a.m., local time, for the following purposes:

1. To receive and consider the audited financial statements of the Company for its fiscal period ended August, 2003 and the report of the auditor thereon.
2. To fix the number of directors of the Company at six (6).
3. To elect directors of the Company for the ensuing year.
4. To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.
5. To ratify and approve the Company's incentive stock option plan;
6. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the audited financial statements of the Company for the year ended August 31, 2003 and the report of the auditor accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Vancouver, British Columbia, this 21st day of May, 2004.

BY ORDER OF THE BOARD

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683 – 1405 / FAX (604) 683- 1408

VANCOUVER, BC May 4, 2004

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. and Partners Leased 2100 Acres in (Permian Basin) Gaines County, Texas to Expand Oil and Gas Exploration

Topper Resources and its partners have leased 2100 acres, in Gaines County, Texas. Topper is contributing US$42,500 to obtain a 12.5% working interest in the leases and Topper's net revenue interest will be 9.25%.

We believe this acreage is very prospective for oil and gas exploration. It is located in the heart of the historic producing area of West Texas and New Mexico, known as the Permian Basin. Although this area has been extensively explored, recent technology developments in the use of 3-D seismic and in horizontal drilling have resulted in multiple new discoveries in our area of the Permian Basin. Gaines County is the leading oil and gas Revenue-producing County in the State of Texas. Lea County, New Mexico (which adjoins Gaines County to the west), is the top oil and gas revenue-producing County in New Mexico.

Topper is currently concluding negotiations with the Jones Ranch Estate, ExxonMobil, and British Petroleum to lease an additional 320 acres, which will bring Topper and its partners' total holdings to 2420 acres. The entire area has been shot with 3-D seismic.

Primary prospects have been identified in three established producing formations: Devonian, Abo, and Clear Fork. Topper plans to drilling the Devonian in the summer of 2004, followed by further drilling in the Devonian, Abo, or the Clear Fork.

For further information please contact Jimmy McCarroll, President at 1-713-658-0767, toll free 1-877-243-4153 or jmccarroll@jhyi.com

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
SCHEDULE A

ISSUER DETAILS

DATE OF REPORT

NAME OF ISSUER	FOR PERIOD ENDED	DATE OF REPORT YY/MM/DD
Topper Resources Inc.	February 29, 2004	04/04/23

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 683-1408	(604) 683-1405

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free 1 (877) 243-4153

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	04/04/23

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	04/04/23

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

FEBRUARY 29, 2004

TOPPER RESOURCES INC.

Consolidated Balance Sheets
As at February 29 and August 31

		February 29 2004		August 31 2003
ASSETS				
Current				
Cash and cash equivalents	$	106,670	$	33,507
Receivables		7,542		1,224
		114,212		34,731
Oil and gas property		79,000		-
	$	193,212	$	34,731
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	15,277	$	62,566
Due to related parties (note 3)		73,228		58,228
		88,505		120,794
Shareholder' Equity				
Share capital (note 4)		5,240,678		4,990,678
Contributed surplus		75,595		75,595
Deficit		(5,211,566)		(5,152,336)
		104,707		(86,063)
	$	193,212	$	34,731

Nature and continuance of operations (note 1)

Subsequent events (note 7)

On behalf of the Board:

"Jimmy McCarroll"
Jimmy M. McCarroll, Director

"Cory Kent"
Cory H. Kent, Director

The accompanying notes are an integral part of these consolidated financial statements

TOPPER RESOURCES INC.

Consolidated Statements of Operations and Deficit
Period ended February 29

	For three months ended February 29 2004	2003	For six months ended February 29 2004	2003
Revenue				
Oil and gas	$ 6,796	$ -	$ 6,796	$ -
Operating costs	(1,709)	-	(1,709)	-
	5,087	-	5,087	-
Interest income	225	123	323	1,029
	5,312	123	5,410	1,029
Expenses				
Amortization	-	204	-	407
Consulting fees	-	106	-	4,130
Foreign exchange loss	-	9,556	-	9,556
Management fees	7,500	12,500	15,000	27,500
Office and miscellaneous	10,860	10,876	17,665	20,131
Professional fees	3,020	3,928	10,068	17,511
Project investigation	650	-	650	-
Regulatory and transfer agent fees	6,241	8,390	6,842	10,784
Rent	2,475	4,034	5,102	8,675
Shareholder information and investor relatior	-	10,748	-	19,681
Telephone	409	1,966	1,769	3,902
Travel and promotion	5,119	4,035	7,544	13,646
	36,274	66,343	64,640	135,923
Loss for the period	(30,962)	(66,220)	(59,230)	(134,894)
Deficit, beginning of period	(5,180,604)	(4,642,332)	(5,152,336)	(4,573,658)
Deficit, end of period	$ (5,211,566)	$ (4,708,552)	$ (5,211,566)	$ (4,708,552)
Loss per share, basic and diluted			$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding, basic and diluted			6,716,250	4,496,466

The accompanying notes are an integral part of these consolidated financial statements

TOPPER RESOURCES INC.
Consolidated Statements of Cash Flows
Period ended February 29

	For three months ended February 29		For six months ended February 29	
	2004	2003	2004	2003
Cash flows from (used in) operating activities				
Loss for the period	$ (30,962)	$ (66,220)	$ (59,230)	$ (134,894)
Items not involving cash:				
Amortization	-	204	-	407
Share subscription received in advance	(165,000)	-	-	-
Changes in non-cash working capital items:				
Receivables	(6,255)	2,787	(6,318)	162
Accounts payable and accrued liabilities	(6,068)	(17,043)	(47,289)	(6,544)
Net cash used in operating activities	(208,285)	(80,272)	(112,837)	(140,869)
Cash flows from financing activities				
Issuance of share capital	250,000	157,295	250,000	209,045
Due to related parties	7,500	12,850	15,000	(23,375)
Net cash provided by financing activities	257,500	170,145	265,000	185,670
Cash flows used in investing activities				
Oil and gas properties	(79,000)	(12,640)	(79,000)	(199,582)
Net cash used in investing activities	(79,000)	(12,640)	(79,000)	(199,582)
Increase (decrease) in cash and cash equivalents	(29,785)	77,233	73,163	(154,781)
Cash and cash equivalents at beginning of period	136,455	7548	33,507	239562
Cash and cash equivalents at end of period	$ 106,670	$ 84,781	$ 106,670	$ 84,781

The accompanying notes are an integral part of these consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring for and producing oil and gas.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 29, 2004	August 31, 2003
Deficit	$ (5,211,566)	$ (5,152,336)
Working capital (deficiency)	$ 25,707	$ (86,063)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim consolidated financial statements. They do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the interim consolidated financial statements is the same as those described in the annual consolidated financial statements, all adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements of the Company.

Foreign currency translation

Foreign operations

Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated with Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gain and losses arising from translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions and balances

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of the transaction. Revenue and expenses are translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations

3. DUE TO RELATED PARTIES

Amounts due to related parties at February 29, 2004 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

4. SHARE CAPITAL

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	Number of shares	Amount
Balance, August 31, 2002	3,943,290	$ 4,781,633
Settlement of debt	191,667	51,750
Private placement at $0.19	827,868	157,295
Escrow shares cancelled	(35,744)	-
Balance, August 31, 2003	4,927,081	$ 4,990,678
Private placement at $0.10	2,500,000	250,000
Balance, February 29, 2004	7,462,825	$ 5,240,678

c) On January 22, 2004, the Company issued 2,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from closing and at a price of $0.30 per share during the second year from closing. The private placement is subject to a four-month hold period.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $15,000 (2003 - $27,500) to a director.

b) Accrued rent of $3,929 (2003 - $4,678) to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

7. SUBSEQUENT EVENTS

The following events occurred subsequent to February 29, 2004.

a) The Company has reached an agreement with a former director for the settlement of the outstanding management fees due to a company controlled by the former director. Under the terms of the agreement, the Company shall pay $15,000 to the company controlled by the former director as a final settlement of the outstanding management fees.

b) The Board has appointed Key Collie as a director replacing Mr. Murray McKinnon who died in January 2004. Mr. Collie is a retired lawyer who has practiced business law with an emphasis on oil and gas exploration and corporate financing. Mr. Collie is currently a private investor.

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE PERIOD ENDED FEBRUARY 29, 2004

1. Related Party Transactions

   Refer to Note 5 in the Consolidated Financial Statements.

2. (a) Summary of securities issued during the period:

Date	Number of shares	Price per share	Total proceeds
January 22, 2004	2,500,000	$0.10	$250,000

   (b) Summary of options granted during the period: Nil.

3. Summary of securities as at the end of period:

   (a) Authorized share capital: 100,000,000 common shares without par value

   (b) Issued and outstanding common shares at the end of period:

	Number of shares	**Amount**
Balance, February 29, 2004	7,462,825	$ 5,240,678

   (c) Outstanding options and warrants at end of period:

Type	**Number Outstanding**	**Exercise Price**	**Expiry Date**
Options	120,000	$0.17	January 30,2007
Options	496,000	$0.10	June 3, 2008
Warrants	2,500,000	$0.30	January 22, 2006

List of Directors:

Charles Wheeler
Jimmy M. McCarroll
Cory H. Kent
Doug Baker
Key Collie
Richard Bonnycastle

List of Officers:

Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	*President*
Cory H. Kent	*Corporate Secretary*

Schedule C

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE PERIOD ENDED FEBRUARY 29, 2004

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States. The Company has one subsidiary, Topper Resources, U.S.A., Inc., which is a wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

During the quarter ended February 29, 2004, the Company purchased a forty percent interest in an oil producing property at The Oil and Gas Clearing House Auction in Houston, Texas for $79,000 (US$60,000). The Property is located on the northwest flank of the Hull Dome, which is approximately sixty miles east of Houston and was first discovered in the 1920's. The property is currently producing 20 barrels of oil a day from the Yegua Formation. The Company received $6,796 (US$5,087) net oil and gas revenue from the property for the month of January and February 2004.

The Company is also exploring several prospects in the Permian Basin located in West Texas.

Financing Activities

The Company issued 2,500,000 at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from closing and at a price of $0.30 per share during the second year from closing. The private placement is subject to a four-month hold period.

Use of Funds

The Company incurred a loss of $30,962 (2003 - $66,343) for three months to February 29, 2004. The decrease in the loss compared to the same period of the previous year is due to management's continued effort in efficiently allocating resources and keeping the operating costs low.

Investor relations

The Company's President handles the day to day investor relation's function.

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION

FOR THE PERIOD ENDED FEBRUARY 29, 2004

Liquidity and Solvency

These interim consolidated financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Subsequent Event

The following events occurred subsequent to February 29, 2004.

a) The Company has reached an agreement with a former director for the settlement of the outstanding management fees due to a company controlled by the former director. Under the terms of the agreement, the Company shall pay $15,000 to the company controlled by the former director as a final settlement of the outstanding management fees.

b) The Board has appointed Key Collie as a director replacing Mr. Murray McKinnon who died in January 2004. Mr. Collie is a retired lawyer who has practiced business law with an emphasis on oil and gas exploration and corporate financing. Mr. Collie is currently a private investor.

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore comprise the main assets of the Company.

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683 - 1405 / FAX (604) 683 - 1408

VANCOUVER, BC

April 23, 2004

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. announces its Interim Financial Results

Topper Resources Inc. announces its interim financial results for the first quarter ended February 29, 2004. The financial statements are available on the Sedar website at www.sedar.com. If you have any questions please contact Jimmy McCarroll, President and Director of Topper at 713-658-0161, toll free 1-877 243-4153, or at jmccarroll@jhyi.com.

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER	FOR PERIOD ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	November 30, 2003	04/01/29

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 683-1408	(604) 683-1405

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	04/01/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	04/01/29

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOVEMBER 30, 2003

TOPPER RESOURCES INC.

Consolidated Balance Sheets
As at November 30 and August 31

		November 30 2003		August 31 2003
ASSETS				
Current				
Cash and cash equivalents	$	136,455	$	33,507
Receivables		1,287		1,224
	$	137,742	$	34,731
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	21,345	$	62,566
Due to related parties (note 3)		65,728		58,228
		87,073		120,794
Shareholder' Equity				
Share capital (note 4)		4,990,678		4,990,678
Share subscription received in advance		165,000		-
Contributed surplus		75,595		75,595
Deficit		(5,180,604)		(5,152,336)
		50,669		(86,063)
	$	137,742	$	34,731

Nature and continuance of operations (note 1)

Subsequent events (note 7)

On behalf of the Board:

"Jimmy McCarroll"	*"Cory Kent"*
Jimmy M. McCarroll, Director	Cory H. Kent, Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.

Consolidated Statements of Operations and Deficit

Period ended November 30

	For three months ended 2003	2002
Expenses		
Amortization	$ -	$ 203
Consulting fees	-	4,024
Management fees	7,500	15,000
Office and miscellaneous	6,807	9,255
Professional fees	7,048	13,583
Regulatory and transfer agent fees	601	2,394
Rent	2,627	4,641
Shareholder information and investor relations	-	13,607
Telephone	1,360	1,936
Travel and promotion	2,423	4,935
	28,366	69,578
Loss before other items	(28,366)	(69,578)
Interest income	98	904
Loss for the period	(28,268)	(68,674)
Deficit, beginning of period	(5,152,336)	(4,375,499)
Deficit, end of period	$ (5,180,604)	$ (4,444,173)
Loss per share, basic and diluted	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding, basic and diluted	4,962,825	4,126,555

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
Consolidated Statements of Cash Flows
Period ended November 30

	For three months ended 2003	2002
Cash flows from (used in) operating activities		
Loss for the period	$ (28,268)	$ (68,674)
Items not involving cash:		
Amortization	-	203
Changes in non-cash working capital items:		
(Increase) in Receivables	(63)	(2,625)
Increase (Decrease) in Accounts payable and accrued liabilities	(41,221)	10,499
Net cash used in operating activities	(69,552)	(60,597)
Cash flows from financing activities		
Issuance of share capital	-	51,750
Share subscriptions received in advance	165,000	-
Due from related parties	7,500	(36,225)
Net cash provided by financing activities	172,500	15,525
Cash flows used in investing activities		
Oil and gas properties	-	(186,942)
Net cash used in investing activities	-	(186,942)
Increase (decrease) in cash and cash equivalents	102,948	(232,014)
Cash and cash equivalents at beginning of period	33,507	239562
Cash and cash equivalents at end of period	$ 136,455	$ 7,548

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring for and producing oil and gas.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2003	August 31, 2003
Deficit	$ (5,180,604)	$ (5,152,336)
Working capital (deficiency)	$ 69,331	$ (86,063)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim consolidated financial statements. They do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the interim consolidated financial statements is the same as those described in the annual consolidated financial statements, all adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual financial statements of the Company.

Foreign currency translation

Foreign operations

Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated with Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gain and losses arising from translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions and balances

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of the transaction. Revenue and expenses are translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations

3. DUE TO RELATED PARTIES

Amounts due to related parties at November 30, 2003 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

4. SHARE CAPITAL

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	Number of shares	Amount
Balance, August 31, 2002	3,943,290	4,781,633
Settlement of debt	191,667	51,750
Private placement at $0.19	827,868	157,295
Escrow shares cancelled	(35,744)	-
Balance, November 30, 2003	4,927,081	$ 4,990,678

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2002 - $15,000) to a director.

b) Paid or accrued rent of $1,320 (2002- $) to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

7. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2003:

a) On December 11, 2003, the Company purchased a forty percent interest in an oil producing property at The Oil and Gas Clearing House Auction in Houston, Texas for US$60,000. The property is located on the northwest flank of the Hull Dome, which is approximately sixty miles east of Houston. A geological consulting firm has been hired to evaluate exploration opportunities on the property.

b) On January 5, 2004, the TSX Venture Exchange approved a private placement for 2,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from closing and at a price of $0.30 per share during the second year from closing. The private placement is subject to a four-month hold period.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
SCHEDULE B&C

ISSUER DETAILS NAME OF ISSUER	FOR PERIOD ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	November 30, 2003	04/01/29

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 683-1408	(604) 683-1405

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	04/01/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	04/01/29

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE PERIOD ENDED NOVEMBER 30, 2003

1. Related Party Transactions

   Refer to Note 5 in the Consolidated Financial Statements.

2. (a) Summary of securities issued during the period: Nil.

   (b) Summary of options granted during the period: Nil.

3. Summary of securities as at the end of period:

   (a) Authorized share capital: 100,000,000 common shares without par value

   (b) Issued and outstanding common shares at the end of period:

	Number of shares	Amount
Balance, November 30, 2003	4,927,081	$ 4,990,678

   (c) Outstanding options at end of period:

Type	Number Outstanding	Exercise Price	Expiry Date
Options	120,000	$0.17	January 30,2007
Options	496,000	$0.10	June 3, 2008

List of Directors:

Charles Wheeler
Jimmy M. McCarroll
Cory H. Kent
Doug Baker
Murray McKinnon
Richard Bonnycastle

List of Officers:

Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	*President*
Cory H. Kent	*Corporate Secretary*

Schedule C

TOPPER RESOURCES INC.
MANAGEMENT DISCUSSION
FOR THE PERIOD ENDED NOVEMBER 30, 2003

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States. The Company has one subsidiary, Topper Resources, U.S. A., Inc., which is a wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

The Company is looking for attractive oil and gas exploration and producing properties in North American and overseas. At the end of the current quarter, November 30, the Company has not purchased any new project. However, as discussed in subsequent event, the Company has acquired a property near Houston, Texas subsequent to the quarter end.

Financing Activities

No financing took place in the three months to November 30, 2003.

Use of Funds

The Company incurred a loss of $28,366 (2002 - $69,578) for three months to November 30, 2003. The decrease in the loss compared to the same period of the previous year is due to the restructuring of the Company's operation. The management has streamlined and combined operating functions and increased the use of resources hence improved its operating efficiency. Most operating expenses have been reduced to half or more comparing to the last corresponding quarter.

Investor relations

The Company's President handles the day to day investor relation's function.

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION

FOR THE PERIOD ENDED NOVEMBER 30, 2003

Liquidity and Solvency

These interim consolidated financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Subsequent Event

The following events occurred subsequent to August 31, 2003:

a) On December 11, 2003, the Company purchased a forty percent interest in an oil producing property at The Oil and Gas Clearing House Auction in Houston, Texas for US$60,000. The Property is located on the northwest flank of the Hull Dome, which is approximately sixty miles east of Houston and was first discovered in the 1920's. The property is currently producing 20 barrels of oil a day from the Yegua Formation.

b) On January 5, 2004, the TSX Venture Exchange approved a private placement for 2,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from closing and at a price of $0.30 per share during the second year from closing. The private placement is subject to a four-month hold period.

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore comprise the main assets of the Company.

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683 - 1405 / FAX (604) 683 - 1408

VANCOUVER, BC

January 29, 2004

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. announces its Interim Financial Results

Topper Resources Inc. announces its interim financial results for the first quarter ended November 30, 2003. The financial statements are available on the Sedar website at www.sedar.com. If you have any questions please contact Jimmy McCarroll, President and Director of Topper at 713-658-0161, toll free 1-877 243-4153, or at jmccarroll@jhyi.com.

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

YEAR END REPORT

BC FORM 51-901F

SCHEDULE B & C

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	August 31, 2003	04/01/15

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 683-1408	(604) 683-1405

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	04/01/15

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	04/01/15

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED AUGUST 31, 2003

1. Refer to Consolidated Statement of Loss and Deficit and Notes to Financial Statements.

Professional Fee	
Accounting and audit	$9,583
Legal	25,982
	$35,565

2. Related Party Transactions

   Refer to Note 8 in the Financial Statements.

3 (a) Summary of securities issued during the year:

Type of Issue	Number of Shares	Price per Share	Total Proceeds
Settlement of debt	191,667	$0.27	$51,750
Private placement	827,868	$0.19	$157,295

(b) Summary of options granted during the year:

	Number of Shares	Price per Share	Expiry Date
June 3, 2003	496,000	$0.10	June 3, 2008

4. Summary of securities as at the end of year:

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding common shares at the end of year:

	Number of shares	Amount
Balance, August 31, 2003	4,927,081	$ 4,990,678

c) Outstanding options and warrants at end of year:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	120,000	$0.17	January 30,2007
Options	496,000	$0.10	June 3, 2008

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION (continued)
FOR THE YEAR ENDED AUGUST 31, 2003

List of Directors:

Charles Wheeler
Jimmy M. McCarroll
Cory H. Kent
Doug Baker
Murray McKinnon
Richard Bonnycastle

List of Officers:

Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	*President*
Cory H. Kent	*Corporate Secretary*

Schedule C

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE YEAR ENDED AUGUST 31, 2003

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States. The Company has one subsidiary, Topper Resources, U.S. A., Inc., which is a wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

The Company drilled the Brammer Rice University #1 in the Tyler County to total depth of 10,000 feet in January 2003. Hydro carbon was indicated in 9400 feet Wilcox sand. However, because of low porosity relative to the Hillister Field (18% Vs 24%) and a thin section of sand (8 feet), a completion attempt was not made. The well was plugged and abandoned. The Company has written-off the deferred exploration cost in the fourth quarter.

Financing Activities

The Company completed a non-brokered private placement on November 26, 2002 by issuing 827,868 common shares at $0.19 per share for total proceeds of $157,295. The proceeds from the private placement have been used for general working capital.

Use of Funds

The Company incurred a loss of $264,762 (2002 - $235,550) before other items for the year to August 31. The increase in the loss compared to last year is largely attributed to the Company adopting the fair value-based method in recognizing the value of the stock options granted to its directors and consultants. During the year, the Company has also written-off $313,639 oil and gas properties previously capitalized, and $1,477 in capital equipment. As a result of the write offs, the loss for the year is increased to $578,678 (2002 – $198,159)

Investor relations

The Company's President handles the day to day investor relation's function.

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE YEAR ENDED AUGUST 31, 2003

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		August 31, 2003		August 31, 2002
Deficit	$	(5,152,336)	$	(4,573,658)
Working capital (deficiency)	$	(86,063)	$	160,073

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore comprise the main assets of the Company.

Subsequent Event

The following events occurred subsequent to August 31, 2003:

a) On December 11, 2003, the Company purchased a forty percent interest in an oil producing property at The Oil and Gas Clearing House Auction in Houston, Texas for US$60,000. The Property is located on the northwest flank of the Hull Dome, which is approximately sixty miles east of Houston and was first discovered in the 1920's. The property is currently producing 20 barrels of oil a day from the Yegua Formation.

b) On January 5, 2004, the TSX Venture Exchange approved a private placement for 2,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from closing and at a price of $0.30 per share during the second year from closing. The private placement is subject to a four-month hold period.

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683 – 1405 / FAX (604) 683- 1408

VANCOUVER, BC

January 15, 2004

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. announces its Annual Financial Results

Topper Resources Inc. announces its annual financial results for the year ended August 31, 2003. The audited financial statements are available on the Sedar website at www.sedar.com. If you have any questions please contact Jimmy McCarroll, President and Director of Topper at 713 658-0161, toll free 877 243-4153, or at jmccarroll@jhyi.com.

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 683–1405 / FAX (604) 683-1408

VANCOUVER, BC

December 16, 2003 Trading Symbol: TOP (TSX–V)

NEWS RELEASE

Topper Resources Inc. Announces the Purchase of a Oil producing well and Close of a Private Placement

Topper Resources Inc. is pleased to announce the purchase of an oil producing property at The Oil and Gas Clearing House Auction in Houston, Texas on Thursday, December 11th, 2003. The property was purchased for US$150,000 and is currently producing 20 barrels of oil a day from the Frio Formation. Topper paid US$60,000 for its forty percent interest. The property is located on the northwest flank of the Hull Dome, which is approximately sixty miles east of Houston and was first discovered in the 1920's. Since that time, it has produced over three hundred million barrels of oil from the Frio, Yegua and Cook Mountain Formations. There are exploration prospects in the Cook Mountain and Yegua Formations and exploitation opportunities in the Frio associated with the property.

The Company has closed a private placement previously announced on December 3, 2003. A total of 2,500,000 units have been subscribed for proceeds of $250,000. Each unit consists of one common share and one non-transferable common share purchase warrants. The warrants are exercisable for two years at a price of $0.20 per share during the first year from Closing and at a price of $0.30 per share during the second year from Closing. The proceeds from the private placement will be used to fund the purchase of the oil producing property and used as general working capital. The private placement will be subject to regulatory approval of the TSX Venture Exchange.

For further information please contact Jimmy McCarroll, President, at 713-658-0161 or toll free at 877-243-4153.

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

TOPPER RESOURCES INC.
Suite 940, 815 Walker Street
Houston, Texas 77002

Wednesday, December 3, 2003

For immediate release
TSX Venture:TOP

Private Placement of Up to 2,000,000 Units

Topper Resources Inc. (the "Company") announces that it will complete a non-brokered private placement of up to 2,000,000 units at $0.10 per unit to raise proceeds of $200,000 for working capital for the Company. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share during the first year from Closing and at a price of $0.30 per share during the second year from Closing.

All securities issued in connection with the private placement will be subject to a minimum four-month hold period. The private placement is subject to regulatory approval of the TSX Venture Exchange.

For further information please contact Jimmy McCarroll, President, at (713) 658-0161 or toll free at (877) 243-4153.

On behalf of Topper Resources Corp.

"Jimmy McCarroll"

Jimmy McCarroll
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

TOPPER RESOURCES INC.

(the "Company")
#709 – 700 West Pender Streeet
Vancouver, B.C.
V6C 1G8
(604) 681-2802

NEWS RELEASE

August 1, 2003 TSX-V: TOP

INCENTIVE STOCK OPTIONS

Jimmy McCarroll, President, reports that under the Stock Option Plan dated March 31, 2003, the Company has granted 496,000 incentive stock options, exercisable at $0.10 per share, for a term of five years.

For Investor information, please contact Jimmy McCarroll at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

ON BEHALF OF THE BOARD OF DIRECTORS

"JIMMY McCARROLL"
JIMMY McCARROLL, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

RECEIVED

2006 JUL 24 P 4:32

QUARTERLY REPORT
BC FORM 51-901F
SCHEDULE A

JUL 2 1 2006

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Topper Resources Inc.	May 31, 2003	03/07/29

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 682-2802	(604) 681-2802

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jimmymccarroll@global.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	03/07/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	03/07/29

TOPPER RESOURCES INC.

FINANCIAL STATEMENTS

"Schedule A"

MAY 31, 2003 AND 2002

(Unaudited)

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS

		May 31 2003		August 31 2002
ASSETS				
Current Assets				
Cash and short-term deposits	$	**49,103**	$	239,562
Accounts receivable		**2,130**		1,704
Prepaid expenses		**600**		750
		51,833		242,016
Capital assets		**867**		1,477
Oil and gas properties (Notes 3)		**297,153**		83,703
	$	**349,853**	$	327,196
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	**14,038**	$	15,340
Due to related parties (Note 4)		**43,228**		66,603
		57,266		81,943
SHAREHOLDERS' EQUITY				
Capital stock (Note 5)		**4,990,678**		4,781,633
Contributed surplus (Note 5)		**37,278**		37,278
Deficit		**(4,735,369)**		(4,573,658)
		292,587		245,253
	$	**349,853**	$	327,196

Approved by the Directors:

"Jimmy McCarroll"
Jimmy M. McCarroll, President

"Cory Kent"
Cory H. Kent, *Director*

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the Three Months Ended May 31		For the Nine Months Ended May 31	
	2003	2002	**2003**	2002
REVENUE				
Interest income	**$ 104**	$ 343	**$ 1,131**	$ 702
EXPENSES				
Amortization	**203**	203	**610**	610
Consulting fees	**-**	-	**4,130**	-
Management fees	**-**	15,000	**27,500**	44,000
Office and miscellaneous	**377**	4,419	**6,116**	11,994
Professional fees	**1,880**	39,171	**19,391**	56,714
Regulatory and transfer agent fees	**1,895**	2,498	**12,676**	15,305
Rent	**2,853**	5,397	**11,528**	10,784
Salaries and benefits	**6,176**	6,887	**20,568**	16,693
Shareholder information and investor relations	**162**	5,183	**19,844**	8,630
Telephone	**1,235**	2,259	**5,137**	3,772
Travel and promotion	**5,717**	5,597	**19,363**	7,760
Foreign exchange loss	**6,423**	-	**15,979**	-
	26,921	86,614	**162,842**	(176,262)
	(26,817)	(86,271)	**(161,711)**	(175,560)
Gain on settlement of debt	**-**	-	**-**	37,391
Loss for the period	**(26,817)**	(86,271)	**(161,711)**	(138,169)
Deficit - beginning of period	**(4,708,552)**	(4,427,397)	**(4,573,658)**	(4,375,499)
Deficit - end of period	**$ (4,735,369)**	$ (4,513,668)	**$ (4,735,369)**	$ (4,513,668)
Loss per share			**$ (0.03)**	$ (0.05)

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended May 31		For the Nine Months Ended May 31	
	2003	2002	**2003**	2002
CASH PROVIDED BY (USED FOR):				
Operating Activities				
Loss for the period	**$ (26,817)**	$ (86,271)	**$ (161,711)**	$ (138,169)
Items not affecting cash:				
Amortization	**203**	203	**610**	610
Gain in settlement of debt	**-**	37,391	**-**	-
Changes in non-cash working capital				
(Increase)/decrease in accounts receivable	**(338)**	(46)	**(426)**	(320)
(Increase)/decrease in prepaid expenses	**(100)**	-	**150**	(798)
Increase (decrease) in accounts payable and accrued liabilities	**5,243**	14,494	**(1,302)**	11,271
	(21,809)	(34,229)	**(162,679)**	(127,406)
Financing Activities				
Capital stock issued	**-**	71,750	**209,045**	330,750
Share subscription receivable	**-**	-	**-**	-
Due to related parties	**-**	(19,979)	**(23,375)**	(19,231)
	-	51,771	**185,670**	331,519
Investing Activities				
Oil and gas exploration costs	**(13,869)**	-	**(213,450)**	-
(Decrease)/increase in cash during period	**(35,678)**	17,542	**(190,459)**	184,113
Cash, beginning of period	**84,781**	176,418	**239,562**	9,847
Cash, end of period	**$ 49,103**	$ 193,960	**$ 49,103**	$ 193,960

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENT
MAY 31, 2003

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2003	August 31, 2002
Deficit	$ (4,735,369)	$ (4,573,658)
Working capital	$ 5,433	$ 160,073

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principle of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

2. SINIFICANT ACCOUNTING POLICIES (continued)

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Earning (loss) per share

Earning (loss) per share is calculated using the weighted average number of shares outstanding during the period.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rate prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties which the Company has committed to earn an interest are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas in June 2002 for $83,703 (USD $54,000). The Company was required by the terms of letter agreement signed with Pringle Resources Inc. in June 2002 to participate in the cost of drilling and completion of an exploratory well. The Company spent $213,450 and completed its obligation.

In the third quarter, the Company completed a seismic program on the northern portion of the Hillister acreage. The seismic is currently being processed and interpreted by the company's geophysicist. A decision is expected in the fourth quarter as to the need for a second well to further test the Wilcox sands on the Hillister Prospect.

Total costs incurred are summarized as follows:

	Balance August 31, 2002	Additions November 30	Additions February 28	Additions May 31	Balance May 31, 2003
	$	$	$	$	$
Acquisition costs	83,703	-	-	-	83,703
Deferred development costs	-	186,942	12,638	13,869	213,450
Total	**83,703**	**186,942**	**12,638**	**13,869**	**297,153**

4. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5 CAPITAL STOCK

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, August 31, 2002	3,943,290	$ 4,781,633
Settlement of debts	191,667	51,750
Private placement at $0.19	827,868	157,295
Balance, May 31, 2003	4,962,825	$ 4,990,678

c) Stock options

On May 4, 2003, 155,000 directors' stock options at $0.17 were cancelled.

d) Outstanding options and warrants:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	120,000	$0.17	January 30,2007

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties for the nine months ended May 31:

a) Paid or accrued management fees of $15,000 (2002 - $20,000) to a director and $12,500 (2002 - $24,000) to a company controlled by a former director.

b) Paid or accrued telephone costs of $1,773.31(2002 - $2,423) to a director and a former director, and $3,121.30 (2002 - $1,350) to companies controlled by a director and a former director.

c) Paid or accrued rent of $7,528.15 (2002- $6,284) to a director and $3,000 (2002 – $4,500) to a company controlled by a former director.

d) Issued 92,593 (2002 - Nil) common shares at $0.27 per share to a director and 99,074 (2002 – 73,529) common shares at $0.27 (2002 - $0.17) per share to a company controlled by a former director for settlement of debt.

7. SUBSEQUENT EVENT

On June 3, 2003, the Company granted stock options to purchase an aggregate of 496,000 common shares. The stock options have an exercise price of $0.10 per share and expire on June 3, 2008.

RECEIVED
2006 JUL 24 P 4:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QUARTERLY REPORT
BC FORM 51-901F
SCHEDULE B & C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	May 31, 2003	03/07/29

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 682-2802	(604) 681-2802

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jimmymccarroll@global.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	03/07/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	03/07/29

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MAY 31, 2003

1. Refer to Consolidated Statement of Loss and Deficit and Notes to Financial Statements.

Professional Fee	
Accounting	$ 5,784
Legal	13,607
	$19,391

2. Related Party Transactions

   Refer to Notes 6 in Financial Statements.

3 (a) Summary of securities issued during the quarter: Nil

  (b) Summary of options granted during the quarter: Nil

4. Summary of securities as at the end of quarter:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued and outstanding common shares at the end of quarter:

	# shares	Amount
Balance, May 31, 2003	4,962,825	$ 4,990,678

   c) Outstanding options and warrants at end of quarter:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	120,000	$0.17	January 30,2007

List of Directors:

Charles Wheeler
Jimmy M. McCarroll
Cory H. Kent
Doug Baker
Murray McKinnon
Richard Bonnycastle

List of Officers:

Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	*President*
Cory H. Kent	*Corporate Secretary*

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED MAY 31, 2003

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States. The Company has one subsidiary, Topper Resources, U.S. A., Inc., which is a wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

The Company drilled the Brammer Rice University #1 in the Tyler County to total depth of 10,000 feet in January 2003. Hydro carbon was indicated in 9400 feet Wilcox sand. However, because of low porosity relative to the Hillister Field (18% Vs 24%) and a thin section of sand (8 feet), a completion attempt was not made. The well was plugged and abandoned.

Financing Activities

The Company did not have any new financing arrangement this quarter.

Use of Funds

The Company incurred a loss of $26,817 (2002 - $86,271) for the quarter to May 31. The decrease in the loss compared to the quarter ended May 31, 2002 is largely attributed to the elimination of management fees, 2003 - Nil (2002 - $15,000), and a substantial reduction in professional fees, 2003 - $1,880 (2002 - $39,171). The President is now handling the day to day operation which resulted in lower level of professional services required.

Investor relation's expense has decreased significantly in this quarter as well to $162 (2002 - $5,183). Most of the investor relations activities are currently being handled by the Company's President.

Office rent and telephone expenses have been reduced by 47% and 45% respectively. Office rent 2003 – $2,853 (2002 - $5,397), telephone 2003 - $1,235 (2002 - $2,259). The reductions of expenses in these areas are due to the cost cutting measures adopted by the Company last quarter to reduce its overhead costs.

The Company incurred $377 (2002 – 4,419) in office and miscellaneous. The reductions in office expenses were the result of more efficient use of office resources.

TOPPER RESOURCES INC.

Schedule C

MANAGEMENT DISCUSSION

FOR THE QUARTER ENDED MAY 31, 2003

Investor relations

The Company's President handles the day to day investor relation's function.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		May 31, 2003		August 31, 2002
Deficit	$	(4,735,369)	$	(4,573,658)
Working capital (deficiency)	$	5,433	$	(160,073)

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore comprise the main assets of the Company.

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 681 – 2802 / FAX (604) 682- 2802

VANCOUVER, BC

July 29, 2003

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. announces its Interim Financial Results

Topper Resources Inc. announces its interim financial results for the third quarter ended May 31, 2003. The financial statements are available on the Sedar website at www.sedar.com. If you have any questions please contact Jimmy McCarroll, President and Director of Topper at (713) 658-0161, or at jimmymcarroll@sbcglobal.net

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

TOPPER RESOURCES INC.

#709 - 700 WEST PENDER ST.
VANCOUVER, BC
TEL. (604) 681 – 2802 / FAX (604) 682- 2802

VANCOUVER, BC

April 30, 2003

Trading Symbol: TOP (TSX – V)

NEWS RELEASE

Topper Resources Inc. announces its Interim Financial Results

Topper Resources Inc. announces its interim financial results for the second quarter ended February 28, 2003. The financial statements are available on the Sedar website at www.sedar.com. If you have any questions please contact Jimmy McCarroll, President and Director of Topper at (713) 658-0161, or at jimmymcarroll@sbcglobal.net

On behalf of Topper Resources Inc.

"Jimmy McCarroll"

Jimmy M. McCarroll
President and Director

QUARTERLY REPORT

BC FORM 51-901F
SCHEDULE A

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED		*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.		February 28, 2003		03/04/29
ISSUER ADDRESS				
#709 – 700 West Pender Street,				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 682-2802	(604) 681-2802
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Jimmy McCarroll		President		(713) 658-0161
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
jimmymccarroll@global.net				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarrolls"	Jimmy M. McCarroll	03/04/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	03/04/29

TOPPER RESOURCES INC.

FINANCIAL STATEMENTS

"Schedule A"

FEBRUARY 28, 2003 AND 2002

(Unaudited)

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS

		February 28 2003		August 31 2002
ASSETS				
Current Assets				
Cash and short-term deposits	$	**84,781**	$	239,562
Accounts receivable		**1,792**		1,704
Prepaid expenses		**500**		750
		87,073		242,016
Capital assets		**1,071**		1,477
Oil and gas properties (Notes 3)		**283,284**		83,703
	$	**371,428**	$	327,196
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	**8,796**	$	15,340
Due to related parties (Note 4)		**43,228**		66,603
		52,024		81,943
SHAREHOLDERS' EQUITY				
Capital stock (Note 5)		**4,990,678**		4,781,633
Contributed surplus (Note 5)		**37,278**		37,278
Deficit		**(4,708,552)**		(4,573,658)
		319,404		245,253
	$	**371,428**	$	327,196

Approved by the Directors:

"Jimmy McCarroll"
Jimmy M. McCarroll, President

"Cory Kent"
Cory H. Kent, Director

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2003	2002	**2003**	2002
REVENUE				
Interest income	**$ 123**	$ 184	**$ 1,029**	$ 359
EXPENSES				
Amortization	**204**	204	**407**	407
Consulting fees	**106**	-	**4,130**	-
Management fees	**12,500**	15,000	**27,500**	29,000
Office and miscellaneous	**2,104**	5,426	**5,739**	7,575
Professional fees	**3,928**	12,362	**17,511**	17,543
Regulatory and transfer agent fees	**8,390**	7,039	**10,784**	12,807
Rent	**4,034**	3,387	**8,675**	5,387
Salaries and benefits	**8,772**	4,202	**14,392**	9,806
Shareholder information and investor relations	**10,748**	484	**19,681**	3,447
Telephone	**1,966**	452	**3,902**	1,513
Travel and promotion	**4,035**	2,163	**13,646**	2,163
Foreign exchange loss	**9,556**	-	**9,556**	-
	66,343	50,719	**135,923**	89,648
Operating loss	**(66,220)**	(50,535)	**(134,894)**	(89,289)
Gain on settlement of debt	**-**	-	**-**	37,391
Loss for the period	**(66,220)**	(50,535)	**(134,894)**	(51,898)
Deficit - beginning of period	**(4,642,332)**	(4,376,862)	**(4,573,658)**	(4,375,499)
Deficit - end of period	**$ (4,708,552)**	$ (4,427,397)	**$ (4,708,552)**	$ (4,427,397)
Loss per share			**$ (0.03)**	$ (0.02)

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2003	2002	**2003**	2002
CASH PROVIDED BY (USED FOR):				
Operating Activities				
Loss for the period	**$ (66,220)**	$ (50,535)	**$ (134,894)**	$ (51,898)
Item not affecting cash:				
Amortization	**204**	204	**407**	407
Gain in settlement of debt	**-**	-	**-**	(37,391)
Changes in non-cash working capital				
Decrease (increase) in accounts receivable	**1,038**	99	**(88)**	(274)
Decrease (increase) in prepaid expenses	**1,749**	(650)	**250**	(798)
(Decrease) increase in accounts payable and accrued liabilities	**(17,043)**	(2,573)	**(6,544)**	(3,223)
	(80,272)	(53,455)	**(140,869)**	(93,177)
Financing Activities				
Capital stock issued	**157,295**	-	**209,045**	259,000
Share subscription receivable	**-**	12,000	**-**	-
Due to related parties	**12,850**	15,525	**(23,375)**	748
	170,145	27,525	**185,670**	259,748
Investing Activities				
Oil and gas exploration costs	**(12,640)**	-	**(199,582)**	-
(Decrease) increase in cash during period	**77,233**	(25,930)	**(154,781)**	166,571
Cash, beginning of period	**7,548**	202,348	**239,562**	9,847
Cash, end of period	**$ 84,781**	$ 176,418	**$ 84,781**	$ 176,418

See accompanying notes to consolidated financial statements

TOPPER RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENT
FEBRUARY 28, 2003

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its oil and gas properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		February 28, 2003		August 31, 2002
Deficit	$	(4,708,552)	$	(4,573,658)
Working capital	$	35,049	$	160,073

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principle of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Earning (loss) per share

Earning (loss) per share is calculated using the weighted average number of shares outstanding during the period.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rate prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties which the Company has committed to earn an interest are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas in June 2002 for $83,703 (USD $54,000). The Company was required by the terms of the Letter of Agreement signed with Pringle Resources Inc. in June 2002 to participate in the cost of drilling and completion of an exploratory well. The Company spent $199,581 and completed its obligation in January 2003 by drilling the Brammer Rice University #1 well.

The Brammer Rice University #1 well encountered eight feet of hydrocarbon bearing sands at a depth of 9400 feet. The well log indicated eighteen per cent porosity compared with normal porosity of twenty four per cent for most of the wells in the adjacent Hillister Field. Due to the lower porosity and thin section of productive sand the well did not appear to be commercial, and the company elected not to attempt a completion. The Yegua sands were dry and do warrant further drilling.

Total costs incurred are summarized as follows:

	Balance, August 31, 2002	Additions November 30	Additions February 28	Balance February 28, 2003
	$	$	$	$
Acquisition costs	83,703	-	-	83,703
Deferred development costs	-	186,942	12,638	199,581
Balance, February 28, 2003	83,703	186,942	12,638	283,284

4. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5 CAPITAL STOCK

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, August 31, 2002	3,943,290	$ 4,781,633
Settlement of debts	191,667	51,750
Private placement at $0.19	827,868	157,295
Balance, February 28, 2003	4,962,825	$ 4,990,678

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	275,000	$0.17	January 30, 2007

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties for the six months ended February 28:

a) Paid or accrued management fees of $15,000 (2002 - $12,500) to a director and $12,500 (2002 - $16,500) to company controlled by director.

b) Paid or accrued telephone costs of $1,333 (2002-$613) to a director and $900 (2002 - $900) to a company controlled by a director.

c) Paid or accrued rent of $4,678 (2002- $2,387) to a director and $3,000 (2002 – $3,000) to a company controlled by a director.

d) Issued 92,593 (2002 - Nil) common shares at $0.27 per share to a director and 99,074 (2002 – 73,529) common shares at $0.27 (2002 - $0.17) per share to a company controlled by a director for settlement of debt.

QUARTERLY REPORT

BC FORM 51-901F
SCHEDULE B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Topper Resources Inc.	February 28, 2003	03/04/29

ISSUER ADDRESS

#709 – 700 West Pender Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1G8	(604) 682-2802	(604) 681-2802

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jimmymccarroll@global.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy McCarroll"	Jimmy M. McCarroll	03/04/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Cory Kent"	Cory H. Kent	03/04/29

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED FEBRUARY 28, 2003

1. Refer to Consolidated Statement of Loss and Deficit and Notes to Financial Statements.

Professional Fees

Accounting	$ 5,784
Legal	11,727
	$ 17,511

2. **Related Party Transactions**

Refer to Notes to Financial Statements note 6.

3 (a) Summary of securities issued during the quarter:

Date	Units	Type	Price/Unit		Amount
December 19, 2002	827,868	Common Share - Private Placement	$0.19	$	157,295

(b) Summary of options granted during the quarter: Nil

4. Summary of securities as at the end of the quarter:

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued during the quarter and outstanding shares at the end of quarter:

	# shares	Amount
Balance, November 30, 2002	4,134,957	$ 4,833,383
Private placement December 19, 2002	827,868	157,295
Balance, February 28, 2003	4,962,825	$ 4,990,678

c) Outstanding options, warrants and convertible securities at end of quarter:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	275,000	$0.17	January 30, 2007

TOPPER RESOURCES INC.

SUPPLEMENTARY INFORMATION *,continued*

FOR THE QUARTER ENDED FEBRUARY 28, 2003

List of Directors:

Charles Wheeler
Jimmy M. McCarroll
Cory H. Kent
Richard Bonnycastle
Doug Baker
Murray McKinnon

List of Officers:

Charles Wheeler	*Chairman of the Board*
Jimmy M. McCarroll	*President*
Cory H. Kent	*Corporate Secretary*

Schedule C

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2003

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States. The Company has one subsidiary, Topper Resources, U.S. A., Inc., which is a wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Discussion of Operation and Financial Condition

Exploration Activities

In January of 2003, the Company announced the results of the Brammer Rice University #1, the first well to be drilled on the company's Hillister Prospect in Tyler County, Texas. The Hillister Prospect is an attempt to extend the Hillister Field that produced over six million barrels from the Yegua Formation. In addition, the Wilcox Formation appears to have potential in the Hillister Prospect acreage.

The Brammer Rice University #1 well encountered eight feet of hydrocarbon bearing sands at a depth of 9400 feet. The well log indicated eighteen per cent porosity compared with normal porosity of twenty four per cent for most of the wells in the adjacent Hillister Field. Due to the lower porosity and thin section of productive sand the well did not appear to be commercial, and the company elected not to attempt a completion. The Yegua sands were dry and do warrant further drilling.

The Company will start a seismic program in the spring of 2003 to better define a large structure that has been identified on the northern portion of the Hillister Prospect. It is anticipated that the seismic program will be competed by May 2003 and a decision will be made at that time on the need for further drilling on the Hillister Prospect.

Financing Activities

The Company received approval from the TSX Venture Exchange for its non-brokered private placement completed on November 26, 2002. Subsequently 827,868 common shares were issued at $0.19 per share for total proceeds of $157,294.92. The common shares issued are subjected to a four-month hold period. The proceeds from the private placement have been used for general working capital.

Schedule C

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2003

Use of Funds

The Company incurred a loss of $66,220 (2002 - $50,535) in the second quarter. The increase was largely attributed to the exchange loss ($9,556) created in converting US bank balance into Canadian currency. Investor relation expenses have also increased by $10,264 as investor relations companies were engaged to handle investor relations activities.

Salaries and benefits $8,772 (2002 - $4,202), telephone $1,966 (2002 - $$452) and travel and promotion expense $4,035 ($2,163) have increased in this quarter as well compared with the same period of prior year. The increases were largely attributed to the Company maintaining a presence in Houston, Texas USA.

Company incurred $2,104 (2002 – 5,426) in office and miscellaneous and $3,928 (2002 - $12,362) in professional fees. The reductions in these expenses were the result of more efficient use of office resources and reduced level of professional services.

Directors Appointed

William Wishart resigned as the Director and Secretary of the Company on February 3, 2002.

Investor relations

The Company has used the services of investor relations companies in promoting and increasing company's profile in the investing community. The Company does currently engage any investor relations companies.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		February 28, 2003		August 31, 2002
Deficit	$	(4,708,552)	$	(4,573,658)
Working capital (deficiency)		35,049		160,073

Schedule C

TOPPER RESOURCES INC.

MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2003

Risk and Uncertainties

The Company is principally involved in oil and gas exploration, an inherently high-risk activity. Exploration is also capital intensive and the Company has no sources of funding other than equity financing. The technical and financial ability of the Company's management serves to mitigate these risks, and therefore comprise the main assets of the Company.

Subsequent Event

The Company began shooting a seismic program in March of 2003 to determine the potential for the drilling of a second well in the northern portion of the Hillister Prospect. The seismic program was completed in April of 2003. The raw field data has been processed and is currently being reviewed and interpreted by the company's Geophysicist. Company management expects to announce a decision on the need for further drilling on the Hillister Prospect by the end of the third quarter.

BCSC British Columbia Securities Commission

RECEIVED

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X Schedule A

Schedule B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC.	NOVEMBER 30, 2002	03	01	27

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	03	01	27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	03	01	27

TOPPER RESOURCES INC.

FINANCIAL STATEMENTS

"Schedule A"

NOVEMBER 30, 2002 AND 2001

(Unaudited-Prepared by Management)

TOPPER RESOURCES INC.
BALANCE SHEETS
(Unaudited)

		November 30 2002		August 31 2002
ASSETS				
Current Assets				
Cash and short-term deposits	$	7,548	$	239,562
Accounts receivable		2,830		1,704
Prepaid expenses		2,249		750
		12,627		242,016
Capital Assets		1,274		1,477
Oil and Gas Property (Note 3)		270,645		83,703
	$	284,546	$	327,196
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	25,839	$	15,340
Due to related parties (Note 4)		30,378		66,603
		56,217		81,943
SHAREHOLDERS' EQUITY				
Capital stock (Note 5)		4,833,383		4,781,633
Contributed surplus (Note 5)		37,278		37,278
Deficit		(4,642,332)		(4,573,658)
		228,329		(245,253)
	$	284,546	$	327,196

Approved by the Directors:

"William E.A. Wishart" — William E.A. Wishart, *Director*

"Jimmy M. McCarroll" — Jimmy M. McCarroll, *Director*

TOPPER RESOURCES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Months Period Ended November 30	
	2002	2001
EXPENSES		
Amortization	$ **203**	$ 203
Consulting fees	**4,024**	-
Management fees	**15,000**	14,000
Office and miscellaneous	**3,635**	2,149
Professional fees	**13,583**	5,181
Regulatory and transfer agent fees	**2,394**	5,768
Rent	**4,641**	2,000
Salaries and benefits	**5,620**	5,604
Shareholder information and investor relations	**13,607**	2,963
Telephone	**1,936**	1,061
Travel and promotion	**4,935**	-
	(69,578)	(38,929)
OTHER ITEM		
Interest income	**904**	175
Gain on settlement of debt	**-**	37,391
	904	37,566
LOSS FOR THE PERIOD	**(68,674)**	(1,363)
DEFICIT – BEGINNING OF PERIOD	**(4,573,658)**	(4,375,499)
DEFICIT – END OF PERIOD	$ **(4,642,332)**	$ (4,376,862)
BASIC AND DILUTED LOSS PER SHARES	$ **(0.02)**	$ (0.00)

TOPPER RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Period Ended November 30 2002	2001
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Loss for the period	$ (68,674)	$ (1,363)
Item not affecting cash:		
Amortization	203	203
Gain in settlement of debt	-	(37,391)
Changes in non-cash working capital		
Increase in accounts receivable	(1,126)	(373)
Increase in prepaid expenses	(1,499)	(148)
Increase (decrease) in accounts payable & accrued liabilities	10,499	(650)
	(60,597)	(39,722)
FINANCING ACTIVITIES		
Capital stock issued	51,750	259,000
Share subscription receivable	-	(12,000)
Due to related parties	(36,225)	(14,777)
	15,525	232,223
INVESTING ACTIVITIES		
Oil and gas property costs	(186,942)	-
	(186,942)	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(232,014)	192,501
CASH, BEGINNING OF PERIOD	239,562	9,847
CASH, END OF PERIOD	$ 7,548	$ 202,348

Supplemental Disclosure of Non-Cash Operating, Financing and Investing activities

During the period ended November 30, 2002, the Company issued 191,667 (2001-73,529) shares to related parties to settle debt totaling $51,750.

TOPPER RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENT
NOVEMBER 30, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

During the previous year, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc.

The Company is in the process of exploring and developing its oil and gas property and has not yet determined whether the property contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas property and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		November 30 2002		August 31 2001
Deficit	$	(4,642,332)	$	(4,573,658)
Working capital (deficiency)		(43,530)		160,073

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary; Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

***Oil and gas properties** (continued)*

Costs relating to properties which management considers being unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties, which the Company has committed to earn an interest, are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

3. OIL AND GAS PROPERTY (continued)

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favor of the lessor.

Balance, November 30, 2001	$	-
Acquisition costs		83,703
Deferred development costs		186,942
Balance, November 30, 2002	$	270,645

4. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable, as they have no fixed repayment terms.

5. CAPITAL STOCK

	Number of Shares		Amount
Authorized 100,000,000 common shares without par value			
Balance, August 31, 2002	3,943,290	$	4,781,633
Issued for cash Settlement of debts	191,667		51,750
Balance, November 30, 2002	4,134,957	$	4,833,383

Included in issued and outstanding capital stock at August 31, 2001 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

Type	Number Outstanding	Exercise Price	Expiry Date
Options	275,000	$0.17	January 30,2007

5. CAPITAL STOCK (continued)

Warrants

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $7,500 (2001 - $5,000) to a company controlled by the President of the company and $7,500 (2001 - $9,000) to company controlled by director.

b) Paid telephone costs of $1,486 (2001-Nil) to a company controlled by the President of the company and $450 (2001 - $600) to a company controlled by a director.

c) Paid rent of $3,141 (2000-Nil) to a company controlled by the President of the company and $1,500 (2001 – $2,000) to a company controlled by a director.

d) Issued 92,593 (2001 – Nil) common shares at $0.27 per share to a company controlled by the President for settlement of debt totaling $$25,000.

e) Issued 99,074 (2001 – 73,529) common shares at $0.27 per share to a company controlled by a director for settlement of debt totaling $26,750.

7. SUBSEQUENT EVENT

Subsequent to November 31, 2002, the Company received approval from the TSX Venture Exchange and has since closed its private placement previously announced on November 26, 2002. The Company sold 827,868 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of $157,294.92. The proceeds from the private placement were allocated for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital. All securities will be subject to a four month hold period.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ____ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC.	NOVEMBER 30, 2002	03	01	27

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	03	01	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	03	01	27

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED NOVEMBER 30, 2002

1. **Analysis of expenses and deferred costs**

Refer to Statement of Loss and Deficit and Notes to Financial Statements.

Professional Fees		
Accounting	$	4,411
Legal		9,172
	$	13,583
Shareholder Information and Investor Relations		
Entertainment	$	3,398
Parking		432
Shareholder Costs		1,277
Investor Relations		8,500
	$	13,607

2. **Related Party Transactions**

Refer to Notes to Financial Statements

3 (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit		Amount
191,667	Debt Settlement	$0.27	$	51,750

(b) Summary of options granted during the quarter: Nil

4. **Summary of securities as at the end of the quarter:**

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# Shares	Amount
Balance, August 31, 2002	3,943,290	$ 4,781,633
Settlement of debts	191,667	51,750
Balance, November 30, 2002	4,134,957	$ 4,833,383

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Schedule B

TOPPER RESOURCES INC.
SUPPLEMENTARY INFORMATION, continued
FOR THE QUARTER ENDED NOVEMBER 30, 2002

4. Summary of securities as at the end of the quarter: continued

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	275,000	$0.17	January 30,2007

d) Number of shares in escrow: 35,744 common shares

e) List of directors:

Jimmy M. McCarroll
William E.A. Wishart
Murray McKinnon
Richard Bonnycastle
Doug Baker
Charles Wheeler
Cory Kent

List of officers:

Jimmy M. McCarroll	*President*
William E.A.Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

Schedule C

TOPPER RESOURCES INC.
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED NOVEMBER 30, 2002

Description of Business

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States

Discussion of Operations and Financial Condition

Subsidiary

The Company has one subsidiary, Topper Resources, U.S.A., Inc., which is wholly owned, and was incorporated on June 5, 2002 in the State of Texas, USA. Topper, U.S.A. has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favor of the lessor.

Subsequent to November 30, 2002, the Company announced that its initial exploration well, Brammer Rice University #1, on the Hillister Prospect in Tyler County, Texas spudded in on January 3, 2003. The initial well of a two well drilling program to test the Wilcox and Yegua Sands adjacent to the Hillister Field reached a total depth of 10,000 feet. The logging program indicated eight feet of hydrocarbon bearing sand in the Wilcox 9400-foot sand, which is oil bearing in the Hillister Field. Due to lower porosity relative to the Hillister Field (18% versus 24%) and lower permeability, the well does not appear to be commercial and Topper elected not to attempt a completion. The Yegua Sands were dry and do not warrant further drilling.

Topper has scheduled the drilling of the second well on the Hillister Prospect for the spring of this year. Prior to that drilling, a seismic program will be conducted on the northern portion of Topper's acreage position of 880 acres. A sizable four way closed structure has been identified in the Wilcox using existing subsurface and seismic control. These data show that the upper Wilcox sands can be tested at a much more advantageous position structurally than in the initial well. The seismic program will serve to define the structure more precisely and to indicate the best location for the next well.

The Hillister Field Prospect has 888 acres of land and directly offsets the Hillister Oil Field. This oil field has produced over 6 million barrels of oil and 4 billion cubic feet of natural gas from 29 wells, primarily from five Yegua sands. Production histories show many of the Hillister wells having cumulative production of over 300,000 barrels of oil per well with initial production rates of 150 barrels of oil per day. Seismic has defined an extension to the Hillister Field in the Yegua sands over the prospect lands. If the test well is successful, up to three development wells could be drilled on the land. In the Wilcox sand, which is the secondary objective in this first well, seismic has also defined good four-way closure for the deeper four Wilcox sands. Two of the deeper Wilcox sands (Wilcox 8200' sand and Wilcox-A sand) encountered oil and gas shows from two wells on either side of the four-way closure structure. To the east approximately 2 miles away, a new discovery in the Wilcox-A sand has flowed oil with no water and no decline since January 2000. It has produced over 87,000 barrels of oil and 69 million cubic feet of natural gas.

The Hillister Prospect offers relatively low risk close-in exploration potential in four Wilcox sand reservoirs. The Yegua sands offer low risk exploration step-out potential. If any of these exploration targets are successful, multiple development opportunities exist on the prospect lands.

Directors Elected and Appointed

The following directors were re-elected at the Company's Annual Meeting on November 29, 2002: Jimmy M. McCarroll, Murray McKinnon, William E.A. Wishart , Doug Baker, and Richard Bonnycatle.

Mr. Cory Kent and Mr. Charles Wheeler were appointed to the Board of Directors.

Shares for debt

The Company issued 191,667 common shares to a director and a company controlled by a director for the settlement of amount due to related parties of $51,750.

Use of Funds

The Company incurred a loss of $68,674 (2001 - $1,363). The operating expenses are higher in the three months ended November 30, 2002 compared to the three months ended November 30, 2001. Shareholder information and investor relations and professional fees have had the greatest increase compared to 2001. Management of the Company hired a private company to promote the Company.

The Company accrued management fees of $7,500 (2001-$5,000) to a company controlled by the President, and $7,500 (2001-$9,000) to a company controlled by a director.

During the period ended November 30, 2002, the Company also incurred regulatory and transfer fees of $2,394 (2001-$5,768), telephone expenses of $1,936 (2001-$1,061), rent expenses of $4,641 (2001-$2,000), salaries and benefits of $5,620 (2001-$5,604) and office and miscellaneous expenses of $3,635 (2001-$2,149).

Related party transactions

The Company entered into the following transactions with related parties:

a) Accrued management fees of $7,500 (2001 - $5,000) to a company controlled by the President of the company and $7,500 (2001 - $9,000) to a company controlled by director.

b) Paid telephone costs of $1,486 (2001-Nil) to a company controlled by the President of the company and $450 (2001 - $600) to a company controlled by a director.

c) Paid rent of $3,141 (2000-Nil) to a company controlled by the President of the company and $1,500 (2001 – $2,000) to a company controlled by a director.

d) Issued 92,593 (2001 – Nil) common shares at $0.27 per share to a company controlled by the President for settlement of debt totaling $$25,000.

e) Issued 99,074 (2001 – 73,529) common shares at $0.27 per share to a company controlled by a director for settlement of debt totaling $26,750.

Investor relations

On August 1, 2002, the Company engaged Island Investor Relations ("Island") to provide investor relations services to the Company. This contract was terminated on October 27, 2002.

Financings, Principal Purposes and Milestones

Subsequent to November 31, 2002, the Company received approval from the TSX Venture Exchange and has since closed its private placement previously announced on November 26, 2002. The Company sold 827,868 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of $157,294.92. The proceeds from the private placement were allocated for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital. All securities will be subject to a four-month hold period.

Liquidity and Solvency

These financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		November 30 2002		August 31 2001
Deficit	$	(4,642,332)	$	(4,573,658)
Working capital (deficiency)		(43,530)		160,073

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X **Schedule A**

Schedule B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	AUGUST 31, 2002	02	11	21

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	02	11	21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	02	11	21

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Topper Resources Inc.
(formerly Consolidated Topper Gold Corporation)

We have audited the consolidated balance sheets of Topper Resources Inc. (formerly Consolidated Topper Gold Corporation) as at August31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consis tent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

September 25, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

		2002		2001
ASSETS				
Current				
Cash and equivalents	$	239,562	$	9,847
Receivables		1,704		1,417
Prepaid expenses		750		-
		242,016		11,264
Capital assets (Note 3)		1,477		2,291
Oil and gas property (Note 4)		83,703		-
	$	327,196	$	13,555
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)				
Current				
Accounts payable and accrued liabilities	$	15,340	$	17,125
Due to related parties (Note 6)		66,603		71,418
		81,943		88,543
Shareholders' equity (deficiency)				
Capital stock (Note 7)		4,781,633		4,263,233
Contributed surplus (Note 7)		37,278		37,278
Deficit		(4,573,658)		(4,375,499)
		245,253		(74,988)
	$	327,196	$	13,555

Nature and continuance of operations (Note 1)

Subsequent event (Note 13)

On behalf of the Board:

"William E. A. Wishart" Director   "Jimmy M. McCarroll" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2002	2001
EXPENSES		
Amortization	$ 814	$ 678
Consulting fees	42,131	877
Management fees	59,000	48,000
Office and miscellaneous	12,969	3,857
Professional fees	27,184	23,101
Regulatory and transfer agent fees	16,256	8,803
Rent	14,630	6,000
Salaries and benefits	21,573	11,207
Secretarial services	-	9,000
Shareholder information and investor relations	21,771	3,799
Telephone	4,939	2,477
Travel and promotion	14,283	5,423
	(235,550)	(123,222)
OTHER ITEMS		
Write-off of mineral property costs (Note 5)	-	(234,169)
Gain on settlement of debt (Note 8)	37,391	9,957
	37,391	(224,212)
Loss for the year	(198,159)	(347,434)
Deficit, beginning of year	(4,375,499)	(4,028,065)
Deficit, end of year	$ (4,573,658)	$ (4,375,499)
Basic and diluted loss per share	$ (0.07)	$ (0.19)
Weighted average number of common shares outstanding		
Basic	3,034,705	1,872,366
Diluted	3,034,705	1,872,366

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
YEAR ENDED AUGUST 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (198,159)	$ (347,434)
Items not affecting cash:		
Amortization	814	678
Write-off of mineral property costs	-	234,169
Gain on settlement of debt	(37,391)	(9,957)
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(287)	773
(Increase) decrease in prepaid expenses	(750)	1,000
Decrease in accounts payable and accrued liabilities	(1,785)	(30,769)
Decrease in due from related company	-	3,800
Net cash used in operating activities	(237,558)	(147,740)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	505,900	162,360
Due to related parties	45,076	(25,805)
Net cash provided by financing activities	550,976	136,555
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property costs	(83,703)	-
Purchase of capital assets	-	(2,969)
Net cash used in investing activities	(83,703)	(2,969)
Change in cash and equivalents during the year	229,715	(14,154)
Cash and equivalents, beginning of year	9,847	24,001
Cash and equivalents, end of year	$ 239,562	$ 9,847

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

During the current year, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc.

The Company is in the process of exploring and developing its oil and gas property and has not yet determined whether the property contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas property and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2002	2001
Working capital (deficiency)	$ 160,073	$ (77,279)
Deficit	(4,573,658)	(4,375,499)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Oil and gas properties (cont'd...)

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management determines there has been an impairment. These costs will be amortized over the estimated useful life of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for using the straight-line method at the following rates:

Computer equipment	30%
Office equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

The Company grants stock options pursuant to the policies of the TSX Venture Exchange ("TSX") as described in Note 7. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 2,199	$ 1,209	$ 990	$ 2,199	$ 550	$ 1,649
Office equipment	770	283	487	770	128	642

$ 2,969	$ 1,492	$ 1,477	$ 2,969	$ 678	$ 2,291

4. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties which the Company has committed to earn an interest are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favour of the lessor.

Total costs incurred are summarized as follows:

	2002	2001
Balance, beginning of year	$ -	$ -
Acquisition costs	83,703	-
Balance, end of year	$ 83,703	$ -

5. MINERAL PROPERTY

Laredo/Puma claims, Osoyoos, British Columbia

The Company previously held an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia. During the year ended August 31, 2001, the Company abandoned its interest in the claims and, accordingly, all related costs were written-off to operations.

	2002	2001
Balance, beginning of year	$ -	$ 234,169
Written-off during the year	-	(234,169)
Balance, end of year	$ -	$ -

6. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms. Subsequent to August 31, 2002, the Company issued common shares to settle amounts due to related parties (Note 13).

7. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at August 31, 2000	1,426,061	$	4,100,873
For cash	541,200		162,360
As at August 31, 2001	1,967,261		4,263,233
Private placement	1,232,500		246,500
Settlement of debt	73,529		12,500
Exercise of warrants	625,000		251,750
Exercise of options	45,000		7,650
As at August 31, 2002	3,943,290	$	4,781,633

Escrow shares

Included in issued and outstanding capital stock at August 31, 2002 are 35,744 common shares of the Company being held in escrow which may not be traded until approval is received from regulatory authorities.

Contributed surplus

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. CAPITAL STOCK (cont'd...)

At August 31, 2002, options were outstanding enabling optionees to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
275,000	$ 0.17	January 30, 2007

Stock option transactions and outstanding stock options are summarized as follows:

	2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	32,500	$ 1.95
Granted	320,000	0.17	-	-
Expired/cancelled	-	-	(32,500)	1.95
Exercised	(45,000)	0.17	-	-
Outstanding, end of year	275,000	$ 0.17	-	$ -
Options exercisable, end of year	275,000	$ 0.17	-	$ -

Warrants

At August 31, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
1,232,500	$ 0.30	September 25, 2003

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $59,000 (2001 - $48,000) to a director and to a company controlled by a director.

b) Paid or accrued rent of $14,630 (2001 - $6,000) to a director and to a company controlled by a director.

c) Issued 73,529 common shares of the Company at $0.17 per share to a company controlled by a director for the settlement of debt of $12,500.

d) Paid $15,000 to a company controlled by a former director for the settlement of debt of $52,391, resulting in a gain of $37,391.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 143	$ 754

Significant non-cash transactions for the year ended August 31, 2002:

The Company issued 73,529 common shares at an agreed value of $12,500 to settle debt of $12,500.

There were no significant non-cash transactions for the year ended August 31, 2001.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2002	2001
Loss before income taxes	$ (198,159)	$ (347,434)
Income tax recovery at a statutory rate of 39.6% (2001 – 44.6%)	$ 78,470	$ 154,956
Non-deductible expenses	(1,649)	-
Write-off of mineral property	-	(104,440)
Unrecognized benefits of non-capital losses	(76,821)	(50,516)
Total income taxes	$ -	$ -

Details of future income tax assets are as follows:

	2002	2001
Resource deductions	$ 535,068	$ 527,271
Capital assets	703	371
Non-capital losses available for future periods	567,819	515,796
Gross future income tax assets	1,103,590	1,043,438
Less: valuation allowance	(1,103,590)	(1,043,438)
Net future income tax assets	$ -	$ -

The Company has incurred operating losses for Canadian income tax purposes of approximately $1,430,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2009. In addition, the Company has resource deductions of approximately $1,350,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12. SEGMENTED INFORMATION

The Company's identifiable assets are located in the following locations:

		2002		2001
Canada	$	242,617	$	13,555
United States		84,579		-
	$	327,196	$	13,555

The Company's loss for the year was incurred in the following locations:

		2002		2001
Canada	$	(197,964)	$	(347,434)
United States		(195)		-
	$	(198,159)	$	(347,434)

13. SUBSEQUENT EVENT

Subsequent to August 31, 2002, the Company issued 191,667 common shares to a director and a company controlled by a director for the settlement of amounts due to related parties of $51,750.

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Topper Resources Inc.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

Item 2. **Date of Material Change**

January 15, 2003

Item 3. **Press Release**

The Issue issued a press release on January 15, 2003 in Vancouver.

Item 4. **Summary of Material Change**

The Issuer completed a shares for debt transaction.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act**
Reliance on Section 118(2) of the Alberta Securities Act

This report is not to be filed on a confidential basis.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Jimmy McCarroll at (713) 658-0161, or at jimmymccarroll@sbcglobal.net..

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 15th day of January, 2003.

"Jimmy McCarroll"
Authorized Signatory

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Results from 1st Well in the Hillister Prospect, Tyler County, Texas

January 15, 2003 – Topper Resources Inc. ("Topper") announces that the Brammer Rice University #1, the initial well of a two well drilling program to test the Wilcox and Yegua Sands adjacent to the Hillister Field reached a total depth of 10,000 feet. The logging program indicated eight feet of hydrocarbon bearing sand in the Wilcox 9400-foot sand, which is oil bearing in the Hillister Field. Due to lower porosity relative to the Hillister Field (18% versus 24%) and lower permeability, the well does not appear to be commercial and Topper elected not to attempt a completion. The Yegua Sands were dry and do not warrant further drilling.

Topper has scheduled the drilling of the second well on the Hillister Prospect for the spring of this year. Prior to that drilling, a seismic program will be conducted on the northern portion of Topper's acerage position of 880 acres. A sizable four way closed structure has been identified in the Wilcox using existing subsurface and seismic control. These data show that the upper Wilcox sands can be tested at a much more advantageous position structurally than in the initial well. The seismic program will serve to define the structure more precisely and to indicate the best location for the next well.

Topper, located in Houston, Texas and Vancouver, British Columbia is actively engaged in the acquisition and development of oil and gas prospects in the United States and Canada.

For further information please contact Maria Da Silva of MarketSmart Communications, 604-646-5632, 887-646-5632, or Jimmy McCarroll, President and Director of Topper, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

Jimmy McCarroll

President and Director

TOPPER RESOURCES INC.

214 – 1118 HOMER STREET, VANCOUVER, BRITISH COLUMBIA, V6B 6L5
TELEPHONE: (604) 605 0555 FACSIMILE: (604) 609 0565
TSX VENTURE TRADING SYMBOL – TOP

January 7, 2003

NEWS RELEASE

Mr. Jimmy McCarroll, President, Topper Resources Inc. is pleased to announce:

TEXAS EXPLORATION WELL SPUDS

Topper Resources Inc. announces that its initial exploration well, Brammer Rice University #1, on the Hillister Prospect in Tyler County, Texas spudded in on January 3, 2002. Surface casing has been set at 1,570 feet, and the well is drilling ahead at 4000 feet. The well will be drilled to 10,000 feet and will test four Wilcox sand reservoirs and five Yegua sand reservoirs. It is expected to take 10-12 days to drill to total depth.

The Hillister Field Prospect has 888 acres of land and directly offsets the Hillister Oil Field. This oil field has produced over 6 million barrels of oil and 4 billion cubic feet of natural gas from 29 wells, primarily from five Yegua sands. Production histories show many of the Hillister wells having cumulative production of over 300,000 barrels of oil per well with initial production rates of 150 barrels of oil per day. Seismic has defined an extension to the Hillister Field in the Yegua sands over the prospect lands. If the test well is successful, up to three development wells could be drilled on the land.

In the Wilcox sands, which is the secondary objective in this first well, seismic has also defined good four-way closure for the deeper four Wilcox sands. Two of the deeper Wilcox sands (Wilcox 8200' sand and Wilcox-A sand) encountered oil and gas shows from two wells on either side of the four-way closure structure. To the east approximately 2 miles away, a new discovery in the Wilcox-A sand has flowed oil with no water and no decline since January 2000. It has produced over 87,000 barrels of oil and 69 million cubic feet of natural gas.

The Hillister Prospect offers relatively low risk close-in exploration potential in four Wilcox sand reservoirs. The Yegua sands offer low risk exploration step-out potential. If any of these exploration targets are successful, multiple development opportunities exist on the prospect lands.

Topper Resources Inc. is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the Southwestern United States.

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces the Investor Relations Arrangements

January 7, 2003 – Topper Resources Inc. (the "Issuer") has engaged Marketsmart Communications Inc. ("Marketsmart") to provide investor relations and corporate communications services to the Issuer. The services provided will include the communication to existing shareholders and responding to shareholder inquiries, and general liaison, communication with, and the preparation of presentations to, the investment community. The term of the initial contract is for 30 days and may be extended by the mutual agreement of the parties. In consideration for the services, Marketsmart will be paid a fee of $6,000 per month.

About Marketsmart Communications Inc.: Marketsmart is a Vancouver based firm specializing in investor relations and corporate communications for junior public companies. Marketsmart is owned and operated by Maria Da Silva. Ms. Da Silva has been providing investor relations services to public companies for the past 10 years.

For further information please contact Jimmy McCarroll, President and Director, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

Jimmy McCarroll
President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. This release is not for distribution to US newswire services or for dissemination in the United States.

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces the Close of a Private Placement

December 24, 2002 – Topper Resources Inc. (the "Company") received approval from the TSX Venture Exchange on December 19, 2002 and has since closed its private placement previously announced on November 26, 2002. The Company sold 827,868 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of $157,294.92. The proceeds from the private placement will be used for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital. All securities will be subject to a four month hold period.

For further information please contact William Wishart, Secretary and Director, at (604) 609-0555, or at fcc@telus.net, or Jimmy McCarroll, President and Director, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

William Wishart
Director

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART:

___ Schedule A

X Schedule B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
TOPPER RESOURCES INC. (formerly Consolidated Topper Gold Corporation)	AUGUST 31, 2002	02	11	21

ISSUER ADDRESS

#214-1118 HOMER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
WILLIAM E.A. WISHART	DIRECTOR	604-609-0555

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
fcc@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"WILLIAM E. A. WISHART"	WILLIAM E.A. WISHART	02	11	21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JIMMY M. MCCARROLL"	JIMMY M. MCCARROLL	02	11	21

Schedule B

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED AUGUST 31, 2002

1. **Analysis of expenses and deferred costs**

Refer to Statement of Loss and Deficit and Notes to Financial Statements.

2. **Related Party Transactions**

Refer to Notes to Financial Statements

3. (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit		Amount
1,232,5000	Private Placement	$0.20	$	246,500
73,529	Debt Settlement	$0.17	$	12,500
175,000	Warrants	$0.41	$	71,750
450,000	Warrants	$0.40	$	180,000
45,000	Options	$0.17	$	7,650

(b) Summary of options granted during the quarter:

Date of Grant	Number	Name	Exercise Price	Expiry Date
January 20, 2002	60,000	Jimmy McCarroll	$0.17	January 30, 2007
January 20, 2002	60,000	Murray McKinnon	$0.17	January 30, 2007
January 20, 2002	45,000	William Wishart	$0.17	January 30, 2007
January 20, 2002	45,000	Ken Thompson	$0.17	January 30, 2007
January 20, 2002	45,000	Don Nicholson	$0.17	January 30, 2007
January 20, 2002	65,000	Employee	$0.17	January 30, 2007

4. **Summary of securities as at the end of the quarter:**

a) Authorized share capital: 100,000,000 common shares without par value

b) Issued and outstanding shares:

	# shares	Amount
Balance, August 31, 2001	1,967,261	$ 4,263,233
Private placement	1,232,500	246,500
Settlement of debts	73,529	12,500
Exercised of warrants	625,000	251,750
Exercised of options	45,000	7,650
Balance, August 31, 2002	3,943,290	$ 4,781,633

The Company previously cancelled 372,783 shares, which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
SUPPLEMENTARY INFORMATION *,continued*
FOR THE QUARTER ENDED AUGUST 31, 2002

4. Summary of securities as at the end of the quarter: continued,

c) Outstanding options, warrants and convertible securities:

Type	Number Outstanding	Exercise Price	Expiry Date
Warrants	1,232,500	$0.30	September 25, 2003
Options	275,000	$0.17	January 30,2007

d) Number of shares in escrow: 35,744 common shares

e) List of Directors:

Jimmy M. McCarroll
William E.A. Wishart
Murray McKinnon
Richard Bonnycastle
Doug Baker

List of Officers:

Jimmy M. McCarroll	*President*
William E.A. Wishart	*Corporate Secretary*
Murray McKinnon	*Chairman of the Board*

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces Private Placement

November 26, 2002 – Topper Resources Inc. (the "Company") has agreed to the sale of up to 1,000,000 common shares, on a non-brokered private placement basis, at a price of $0.19 per share for proceeds of up to $190,000. The proceeds from the private placement will be used for completion costs of the initial well on the Hillister Prospect in Tyler County, Texas, and for general working capital.

In order to facilitate the private placement, on November 26, 2002 certain insiders and interested shareholders sold through the facilities of the TSX Venture Exchange 750,000 shares for gross proceeds of $150,000. The sellers included Jimmy McCarroll, President and Director, for 300,000 common shares, Murray McKinnon, Chairman of the Board, for 150,000 common shares, and William Wishart, Secretary and Director, for 100,000 common shares. All of the funds received by the sellers will be re-invested in Company through the private placement.

The private placement is subject to the approval of the TSX Venture Exchange.

For further information please contact William Wishart, Secretary and Director, at (604) 609-0555, or at fcc@telus.net, or Jimmy McCarroll, President and Director, at (713) 658-0161, or at jimmymccarroll@sbcglobal.net.

On behalf of Topper Resources Inc.

"William Wishart"

William Wishart
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. This release is not for distribution to US newswire services or for dissemination in the United States.

TOPPER RESOURCES INC.

INFORMATION CIRCULAR

AS AT NOVEMBER 14, 2002

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF **TOPPER RESOURCES INC.**, (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE MEMBERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON **DECEMBER 19, 2002**, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally, by telephone or by facsimile transmission by directors, officers or employees of the Company. ALL COSTS OF SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE COMPANY.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of the meeting was published in The Vancouver Sun newspaper on October 24, 2002, pursuant to the requirements of Section 111 of the *Company Act* (British Columbia).

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are nominees of the Company's management. MEMBERS DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) AS THEIR REPRESENTATIVE AT THE MEETING MAY DO SO EITHER BY:

(a) STRIKING OUT THE NAMES IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

A proxy will not be valid unless the completed dated and signed form of proxy is received by the Company, in care of Suite 4020-8171 Ackroyd Road, Richmond, B.C., V6X 3K1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the fixed time of the Meeting.

A Member who has given a proxy may revoke it by an instrument in writing executed by the Member or by his attorney authorized in writing or, where the Member is a Company, by a duly authorized officer or attorney of the Company, and delivered to the office of the Company, in care of Suite 4020-8171 Ackroyd Road, Richmond, B.C., V6X 3K1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof or to the Chairman of the meeting on the day of the meeting or any adjournment thereof, or in any manner provided by law. A Member may also revoke a proxy by attending the meeting and voting in person. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDER

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters, which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the

matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. In the event that any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their judgment of such business. Common shares represented by proxy are only entitled to be voted on any poll and on any poll or ballot the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Member as specified in the proxy with respect to any matter to be acted on. IF A CHOICE IS NOT SO SPECIFIED WITH RESPECT TO ANY SUCH MATTER, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE FOR THE RESOLUTIONS REFERRED TO THEREIN AND SPECIFIED IN THE NOTICE OF MEETING AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein or under "Particulars of Other Matters to be Acted Upon", and other than the election of Directors or the appointment of Auditor, no Director or Senior Officer of the Company or any proposed nominee of the management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares without par value.

On November 14, 2002, 4,134,957 common shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting. The record date as of which Members are entitled to receive notice of and to vote at the Meeting is November 14, 2002.

Only Members of record at the close of business on **November 14, 2002** (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each Member is entitled to one vote for each common share registered in his name on the list of Members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only Members beneficially owning, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company:

Name	Number of Shares	Percentage of Issued Shares
CDS & Co *	2,315,382	59.96%

* The foregoing registered Member is a brokerage clearing house. Management of the Company is unaware of the beneficial ownership of the shares registered in the above name although this figure may include shares of management registered in brokerage houses.

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

ELECTION OF DIRECTORS

The persons named in the following table will be presented for election at the meeting as management's nominees for election as directors of the Company and the person named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the constating documents of the Company, and any statutory provisions.

Management proposes that the number of directors be fixed at five for the ensuing year, subject to such increase as may be permitted by the constating documents of the Company and any statutory provisions.

Name, Position, Address and Municipality of Residence(1)	*Principal Occupation*	*Director Since*	*Shares*(2) *Beneficially Owne[d] or Controlled*
Jimmy M. McCarroll(3) Houston, Texas, U.S.A. President and Director	President of McCarroll Energy, an oil and gas exploration company, in Houston, Texas, U.S.A. since 1986. President of Century Natural Gas, a private Texas Corp. that participates in oil and gas ventures.	August 10, 2001	537,593
William EA. Wishart N. Vancouver, B.C., Canada Director and Secretary	President and Chief Executive Officer of First Star Innovation from June 2000 to present	July 7, 2000	371,974
Murray C. McKinnon (3) Houston, Texas, U.S.A. Director	President of American Energy Capital, an oil and gas exploration and investment company, in Houston, Texas, USA since 1987.	August 10, 2001	150,000
Richard A.N. Bonnycastle Calgary, Alberta, Canada Director	Chairman and President, of Cavendish Investing Ltd., a private investment company since 1958.	June 20, 2002	125,000
Doug N. Baker(3) Calgary, Alberta, Canada Director	President and Chief Financial Officer of Forte Oil Corporation from 1997 to present.	September 9, 2002	75,000

NOTES:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of the Company's Audit Committee.

The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

I. ***Summary Compensation Table***

For purposes of this circular, "Executive Officer" of the Company means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board of Directors of the Company, where such a person performed the functions of such office on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production, or any officer of the Company or of a subsidiary who performed a policy-making function in respect of the Company, whether or not such officer is also a director of the Company or the subsidiary.

During the fiscal year ended August 31, 2001 the Company had two executive officers, namely:

(i) William E. A. Wis hart, former President of the Company, who resigned effective November 29, 2001; and

(ii) Jimmy M. McCarroll, who became President on November 29,2001.

The current executive officer of the Company is Jimmy M. McCarroll, President.

The following table sets forth all compensation paid in respect of the individual who was, at the financial year ended August 31, 2002, the Chief Executive Officer of the Company. There were no executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended August 31, 2002.

SUMMARY COMPENSATION TABLE

(Quoted in Cdn $)

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary And Commis-sion ($)	Bonus (%)	Other Annual Compen-sation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Jimmy M. McCarroll President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	27,500(1) Nil Nil	60,000(3) Nil Nil	300,000(4) Nil Nil	Nil Nil Nil	Nil Nil Nil
William E.A. Wishart President (former)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	31,500(2) 48,000(2) 8,230(2)	45,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES:

(1) This compensation relates to fees accrued for management services to Mr. McCarroll.

(2) This compensation relates to fees paid or accrued for management services to Sunquest Investment Corporation, a private company controlled by William E.A. Wishart, a former President of the Company.

(3) These options were granted on January 30, 2002 at a price of $0.17 per share, exercisable on or before January 30, 2007.

(4) Each unit consisted of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. McCarroll to acquire one additional common share of the Company on or before September 25, 2003 at a price of $0.30 per share. The Warrant has not been exercised in whole or in part

II. *Stock Options*

The following table sets forth all options granted to the Named Executive Officers during the financial period ended August 31, 2002.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll	60,000	18.7%	$0.17	$10,200	Jan. 30, 2007
William E.A. Wishart	45,000	14.1%	$0.17	$7,650	Jan. 30, 2007

No options were exercised by the Named Executive Officers during the financial period ended August 31, 2002.

There are no defined benefit or actuarial plans in place.

There is no pension, or other plan pursuant to which cash or non-cash compensation was paid or distributed to the Executive Officers of the Company during the financial year ended August 31, 2002.

The Company has adopted a share option plan (the "Plan") for senior officers, directors, employees and key consultants of the Company and any subsidiary, which permits the granting of options to purchase up to a maximum of 10% of the outstanding Topper Common Shares. The number of options and the exercise price of all options is set by the board of directors of the Company, or a committee thereof, at the time of grant, provided that the exercise price shall not be less than the market price of the Topper Common Shares on the stock exchange on which such shares are traded less the discounts permitted by the rules.

III. *Composition of the Compensation Committee*

The Company does not have a Compensation Committee and accordingly the entire Board of Directors is responsible for the following report on executive compensation.

IV. *Report on Executive Compensation*

The policy of the Board of Directors is to compensate the directors for services they render to the Company in their professional capacity that would otherwise have to be paid to third parties in the ordinary course of business. The fees paid are consistent with the fees normally charged in each of the respective professional disciplines including geological consulting, legal, accounting and management services. The rates upon which these fees have been determined are equal to, or less than those charged by the respective directors or officers to unrelated third parties for similar work.

The Board of Directors also grants options to purchase securities of the Company in order to provide each option holder an interest in preserving and maximizing Member value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board of Directors has sole discretion to determine the key individuals to whom grants can be made and to determine the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the portion to the Company.

IV. *Compensation Paid to Directors*

During the financial year ended August 31, 2002 there was no compensation paid to directors of the Company, except as otherwise disclosed herein. There are no standard arrangements under which directors are compensated by the Company and its subsidiaries for their services in their capacity as directors. However, directors are reimbursed for out-of-pocket expenses.

(a) Management and Administration Services Paid to Directors

During the year ended August 31, 2002 the aggregate sum of $59,000 was paid to the following directors and officers of the Company in payment of management and administration services to the Company:

Name of Directors	Amount Paid	Services Rendered
Jimmy M. McCarroll	$27,500	Management fees
Sunquest Investment Corporation (1)	$31,500	Management fees

(1) Sunquest Investment Corporation, a company controlled by William E.A. Wishart, Director and Corporate Secretary of the Company and a former President of the Company.

(b) *Stock Options*

The following table sets forth all options granted to the Directors and Senior Officer during the financial period ended August 31, 2001.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy M. McCarroll	60,000(3)	18.7%	$0.17	$10,200	Jan. 30, 2007
William E.A. Wishart	45,000(3)	14.1%	$0.17	$7,650	Jan. 30, 2007
Murray C. McKinnon	60,000(3)	18.7%	$0.17	$10,200	Jan. 30, 2007
Ken Thompson(1)	45,000(3)	14.1%	$0.17	$7,650	Jan. 30, 2007
Don Nicholson(2)	45,000(3)	14.1%	$0.17	$7,650	Jan. 30, 2007

NOTES:

(1) Don Nicholson resigned on May 15, 2002.
(2) Ken Thompson resigned on August 15, 2002.
(3) These options were granted on January 30, 2002 at a price of $0.17 per share, exercisable on or before January 30, 2007.

During the financial year ended August 31, 2002, an aggregate of 45,000 common shares of the Company were exercised by directors of the Company. Particulars of the exercise of such options are as follows:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES TO DIRECTORS AND OFFICERS				
Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Option/SARs at FY-end ($) Exercisable/ Unexercisable (c)
Don Nicholson	45,000	$7,650	Nil	Nil

Other than as disclosed elsewhere herein, the Company has not granted any other compensation benefits whatsoever.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no director, senior officer or proposed nominee for election as a director of the Company, or associate or affiliate of such director, senior officer or proposed nominee was indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, no insider of the Company, proposed nominee for election as a director of the Company, or any associate or affiliate of such insider or proposed nominee has been materially interested in any transaction of the Company, nor is any such person interested in any proposed transaction which has materially affected or would materially affect the Company (or any of its subsidiaries) except as set out herein or as disclosed under "Particulars of Other Matters to be Acted Upon".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company proposes to nominate Davidson & Co., Chartered Accountants, as auditors of the Company to hold office until the next Annual General Meeting of members, at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

None other than as previously set forth.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

I. Financial Statements

The audited financial statement prepared to the Company's year end of August 31, 2002, together with the report thereon of the auditor of the Corporation are being mailed along with the Notice of Meeting, Management Proxy Circular, and Form of Proxy. At the Annual Meeting, the shareholders will be asked to consider the Report of the Directors and the audited financial statements of the Corporation.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company at a meeting.

BY ORDER OF THE BOARD

Per: *"Jimmy M. McCarroll"*

JIMMY M. MCCARROLL
President and Director

TOPPER RESOURCES INC.

ADDENDUM TO THE NOTICE AND INFORMATION CIRCULAR

for the Annual General Meeting of Topper Resources Inc. to be held on December 19, 2002 (Containing information as at November 20, 2002)

ELECTION OF DIRECTORS

The information under the heading "Election Of Directors" is amended to increase the number of directors, of the Company, be elected to seven (7), and to propose the nomination by management of the following two individuals as directors of the Company in addition the individuals set out in the Information Circular.

Name, Position, Address & Municipality of Residence (1)	Principal Occupation	Director Since	Shares Beneficially Owned or Controlled(2)
CORY KENT North Vancouver, BC Canada *Proposed Director*	1996-Present: Lawyer, Anfield Sujir Kennedy & Durno	Not applicable	Nil
CHARLES B. WHEELER Houston, TX USA *Proposed Director*	President and CEO of Glenayr Corporation, a private family-owned company from 1991 to present.	Not applicable	Nil

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

AMENDMENT TO THE NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

Item 3 of the Notice of the Annual General Meeting is deleted in its entirety and replaced with the following:

"3. To fix the number of directors at seven (7) and to elect directors for the ensuing year;"

CERTIFICATE

The foregoing and the information contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 20th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Jimmy McCarroll"

JIMMY McCARROLL
Chief Executive Officer & Chief Financial Officer

TOPPER RESOURCES INC.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the members of **Topper Resources Inc.** (hereinafter called the "Company") will be held in the Boardroom 2nd Floor, 1118 Homer Street, Vancouver, B.C. V6B 6L5, on **Thursday, December 19, 2002**, at the hour of **9:00 A.M.** (Vancouver time), for the following purposes:

1. To receive and consider the report of the directors, the audited financial statements of the Company for the fiscal year ended August 31, 2002, and the report of the Auditors thereon;
2. To appoint an Auditor for the ensuing year at a remuneration to be fixed by the directors;
3. To fix the number of directors at five and to elect directors for the ensuing year;
4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed November 14, 2002 as the record date for the determination of members entitled to notice of and to vote at the meeting.

Members unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, as at this 14th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Jimmy M. McCarroll"

JIMMY M. MCCARROLL
President and Director

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**

Topper Resources Inc.
Suite 214, 1118 Homer Street
Vancouver, British Columbia
V6B 6L5

Item 2. **Date of Material Change**

September 16, 2002

Item 3. **Press Release**

The Issue issued a press release on September 25, 2002 in Vancouver.

Item 4. **Summary of Material Change**

The Issuer completed a shares for debt transaction.

Item 5. **Full Description of Material Change**

The Issuer issued a total of 191,667 common shares, at a price of $0.27 per share, in settlement of outstanding obligations totalling $51,750. The shares are subject to a four month hold period expiring January 17, 2003.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act
Reliance on Section 118(2) of the Alberta Securities Act**

This report is not be filed on a confidential basis.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

To obtain further information contact the Corporate Secretary and Director, William Wishart at (604) 609-0555.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 25th day of September, 2002.

"William Wishart"
Authorized Signatory

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX-V)

NEWS RELEASE

Topper Announces the Completion of the Debt Settlement

September 25, 2002 – Topper Resources Inc. (the "Company") has issued a total of 191,667 common shares, at a price of $0.27 per share, in settlement of outstanding obligations totalling $51,750. The shares are subject to a four month hold period expiring January 17, 2003.

For further information please contact William Wishart, director, at (604) 609-0555, or at fcc@telus.net.

On behalf of Topper Resources Inc.

"William Wishart"

William Wishart
Director

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.

This is the form of material change report required under Section 85(1) of the Securities Act of British Columbia.

FORM 53-901.F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT.

1. **REPORTING ISSUER**

Topper Resources Inc.
#214 - 1118 Homer Street, Vancouver, B.C., V6B 6L5
(604) 609-0555

2. **DATE OF THE MATERIAL CHANGE**

September 9, 2002

3. **PRESS RELEASE**

A News Release dated September 9, 2002, and issued in Vancouver, British Columbia was disseminated through the Canada Stockwatch, Market News, the TSX Venture Exchange and the British Columbia Securities Commission.

4. **SUMMARY OF MATERIAL CHANGE**

See attached Topper Resources Inc. News Release dated for reference September 9, 2002.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

Refer to attached copy of September 9, 2002 press release for full particulars.

6. **RELIANCE ON SECTION 85(2) OF THE ACT**

Not Applicable

7. **OMITTED INFORMATION**

Not Applicable

8. **SENIOR OFFICER**

William E.A. Wishart, Director

9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this September 9, 2002.

Yours truly,

TOPPER RESOURCES INC.

Per:
"William E.A. Wishart"

William E.A. Wishart, Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX Venture Exchange)

NEWS RELEASE

Topper Resources Inc. Announces Start of Well Site Construction for Topper Resources – Rice/University #1

Topper Resources Inc. (the "Company") began well site survey and construction work today on the location for the Topper Resources – Rice University #1, which is expected to begin drilling in mid October. Topper has 880 acres leased adjacent to the Hillister Field in Tyler county in Texas. The Hillister Field was discovered by Exxon in the mid 1950's and has produced in excess of 6 million barrels of oil. Topper has two Yegua/Wilcox prospects on its acreage that are defined by seismic and supported by subsurface geology.

For further information on the prospect refer to the Sproule Engineering Report entitled EVALUATION OF CERTAIN LEASEHOLD RIGHTS OF TOPPER RESOURCES INC., available on the SEDAR website at www.sedar.com.

The Company is also pleased to announce the election to its Board of Directors of Mr. Doug Baker of Calgary in conjunction with the resignation of Mr. Ken Thompson. Mr. Doug Baker is President and Chief Financial Officer of Forte Oil Corporation.

His previous experience includes:

- 1997 to 2001 – President and CFO of Forte Energy Ltd.
- 1996 to 1997 – Vice President and CFO of Territorial Resources Inc.
- 1993 to 1996 – Vice President and CFO of Chancellor Energy Resources Inc.
- 1991 to 1993 – Vice President and CFO of American Eagle Petroleum Ltd.
- 1983 to 1991 – Vice President and CFO of Canadian Conquest Exploration Inc.
- 1975 to 1983 – Manager and staff accountant with Deloitte, Haskins and Sells

Mr. Baker has over 26 years experience in the oil and gas business and is a professional chartered accountant. At Chancellor he was instrumental in securing $40 million US in long term debt financing, two flow through share issues raising $7.8 million and a $52 million strategic corporate acquisition. At American Eagle he led a very successful financial restructuring involving seven classes of debt and equity securities. He also organized the defense to a hostile takeover attempt resulting in a superior offer. At Forte Energy Ltd. he participated in the start up of the company with initial capital of $11.6 million and growth in value over four years to over $56 million when sold.

Mr. Baker is a graduate of the University of Saskatchewan and holds a Bachelor of Commerce degree with Honors and is a chartered accountant. In 1997 Mr. Baker received the honor of a Fellow of Chartered Accountants ("FCA").

For further information please contact Bill Wishart @ 1-866-709-0575 or Jimmy McCarroll @ (713) 658-0161.

Topper Resources Inc.

"William Wishart"

William Wishart
Secretary & Director

TOPPER RESOURCES INC.

Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5
Tel: (604) 609-0555 / Fax: (604) 609-0565

Trading Symbol: TOP (TSX Venture Exchange)

NEWS RELEASE

Topper Resources Inc. Announces Start of Well Site Construction for Topper Resources – Rice/University #1

Topper Resources Inc. (the "Company") began well site survey and construction work today on the location for the Topper Resources – Rice University #1, which is expected to begin drilling in mid October. Topper has 880 acres leased adjacent to the Hillister Field in Tyler county in Texas. The Hillister Field was discovered by Exxon in the mid 1950's and has produced in excess of 6 million barrels of oil. Topper has two Yegua/Wilcox prospects on its acreage that are defined by seismic and supported by subsurface geology.

For further information on the prospect refer to the Sproule Engineering Report entitled EVALUATION OF CERTAIN LEASEHOLD RIGHTS OF TOPPER RESOURCES INC., available on the SEDAR website at www.sedar.com.

The Company is also pleased to announce the election to its Board of Directors of Mr. Doug Baker of Calgary in conjunction with the resignation of Mr. Ken Thompson. Mr. Doug Baker is President and Chief Financial Officer of Forte Oil Corporation.
His previous experience includes:

- 1997 to 2001 – President and CFO of Forte Energy Ltd.
- 1996 to 1997 – Vice President and CFO of Territorial Resources Inc.
- 1993 to 1996 – Vice President and CFO of Chancellor Energy Resources Inc.
- 1991 to 1993 – Vice President and CFO of American Eagle Petroleum Ltd.
- 1983 to 1991 – Vice President and CFO of Canadian Conquest Exploration Inc.
- 1975 to 1983 – Manager and staff accountant with Deloitte, Haskins and Sells

Mr. Baker has over 26 years experience in the oil and gas business and is a professional chartered accountant. At Chancellor he was instrumental in securing $40 million US in long term debt financing, two flow through share issues raising $7.8 million and a $52 million strategic corporate acquisition. At American Eagle he led a very successful financial restructuring involving seven classes of debt and equity securities. He also organized the defense to a hostile takeover attempt resulting in a superior offer. At Forte Energy Ltd. he participated in the start up of the company with initial capital of $11.6 million and growth in value over four years to over $56 million when sold.

Mr. Baker is a graduate of the University of Saskatchewan and holds a Bachelor of Commerce degree with Honors and is a chartered accountant. In 1997 Mr. Baker received the honor of a Fellow of Chartered Accountants ("FCA").

For further information please contact Bill Wishart @ 1-866-709-0575 or Jimmy McCarroll @ (713) 658-0161.

Topper Resources Inc.

"William Wishart"

William Wishart
Secretary & Director

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.

TOPPER RESOURCES INC.

ANNUAL INFORMATION FORM

November 25, 2002

For the Financial Year Ended
August 31, 2002

A/007593000/16144.2

TABLE OF CONTENTS

Hillister Field in Tyler County, Texas (the "Hillister Prospect"). Under the terms of the Exploration Agreement, Topper is required to participate in the cost of drilling and completing the well, at an expected cost to Topper of (US)$186,000. Topper will have a 25% working interest in the well, which will be dr illed to 10,000 feet to test the Yegua and Wilcox formations that are productive in the Hillister Field. In addition, the Company was granted an option to test the Wilcox in a nearby location. If the Company elects not to drill the second well it will forfeit a portion of the assigned acreage and retain the acreage related to the conservation unit formed if the first well is productive. After the Company has received oil and gas revenues equal to its cost of drilling and completing the first well plus its cash consideration for the oil and gas leases, Pringle will be granted a 25% reversionary interest in the oil and gas revenues related to that well.

If Topper elects to drill the second well and it is productive, Pringle will be granted a reversionary interest of 15% in the second well after the Company has received oil and gas revenues equal to its cost of drilling and completing the well.

Lessee royalties are 25%.

The Exploration Agreement contains an area of mutual interest provision requiring Pringle, Topper and the other participants to offer to each other their respective pro rata shares of any new oil and gas leases taken in the mutual area that are not subject to a prior agreement with a third party.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operation.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is in the business of locating, exploring and developing oil and natural gas and mineral natural resource properties.

None of Topper's current properties are producing. Subsequent to the year ended August 31, 2001, Topper acquired one property near Houston, Texas. The Company continues to review natural resource properties for acquisition and development.

Oil and Gas Property

The Company acquired a 25% working in the Hillister Prospect pursuant to the Exploration Agreement. See "Significant Acquisitions and Significant Dispositions". The Hillister Prospect is the subject of a report prepared by Sproule Associates Inc. entitled "Evaluation of Certain Leasehold Rights of Topper Resources Inc." dated as of June 1, 2002 (the "Sproule Report"). The Sproule Report was prepared in accordance with National Policy Statement 2B standards. The following information is summarized from the Sproule Report. The Sproule Report may be accessed at www.sedar.com. Readers are encouraged to review the report in its entirety.

Lands

The undeveloped lands are comprised of 888 acres (gross), 222 acres (net), out of the G&BN Co. Survey (A-334) and Pablo Salinas Survey (A-793) located in Tyler County, Texas. These interests were acquired in a farmout from Pringle Resources, Inc. Pringle Resources retains a working interest in the property.

The Company is required to participate in one well, and will deliver a 25% back-in after payout of it's interests in the first well and a 15% back-in on the second well. All subsequent wells will be drilled on a working interest basis (equal costs and revenue sharing) as outlined in the farmout agreement dated May

23, 2002. If only one well is drilled, acreage associated with the Exxon lease (248 acres) and the north ½ (320 acres) of the Rice Lease will revert back to Pringle Resources.

Lessee royalties are 25%.

Prospect Assessment

The Hillister Prospect is located in Tyler County, Texas. The Gulf Coast geosyncline is an extremely thick sand-shale sequence that extends from onshore Texas and Louisiana out towards the offshore Gulf of Mexico. The Hillister Prospect is located along an oil and gas fairway of Oligocene and Eocene fields that are distributed parallel to the coast. The predominant structural style of traps within this region is subtle rollover anticlines associated with down to the coast normal faulting. The most notable reservoirs in the trend are the sands of the Eocene Yegua and Wilcox Formations.

The Yegua sands are noted for high porosity and permeability reservoirs (30% porosity, 100-2000 md permeability). The deeper Wilcox A sands tend to have lower porosity and permeability than the Yegua (24% porosity & 50 md permeability), and tend to have reduced porosity and permeability with increased depth of burial within the Wilcox section.

The Yegua and the Wilcox-A is predominantly oil productive, deeper Wilcox pools tend to be predominantly gas productive. The primary targets of the Hillister Prospect are the Yegua Y-2 sand and Upper Wilcox-A sands. Secondary objectives are the Yegua Y-1 and Y-5 sands and the Wilcox 8,200' and 9,800' sands.

The field analog for the Hillister Prospect is the adjacent East Hillister Field. This field has produced 6,256,000 barrels of oil from 29 wells from 5 zones in the Yegua. The Wilcox A is producing from a recent discovery, The Pringle Wells No. 2. This well has produced over 70,000 barrels of oil since January 2000, without decline or water production. Based on volumetric projections, ultimate recovery for this well could exceed 200,000 bbls. Gas production records for the East Hillister Field are incomplete, due to much of the production being used for gas lift. The Wilcox 8,200' sand produced 4 BCF from the Humble Rice No. 1, and the Wilcox 9,800' has been reported to produce 1.5 BCF from two wells, the Tenneco Read No. 1 and the Humble Rice No. 8.

The data reviewed for this evaluation consisted of eight 2-D seismic lines, well logs, and production data. Three north-south seismic lines provide the main basis for the prospect. Seismic mapping indicates the prospective closures are high to East Hillister Field pays. The Yegua closure is a direct offset and updip of productive wells, while the Wilcox closures are updip to dry holes with oil shows. The Yegua prospect is a three-way closure against a regional down to the south fault, while the Wilcox closures are mapped as 4-way anticlines.

Structure maps provided by the Company were audited by Sproule. Expected net pay maps were constructed for each target horizon and were used in the probabilistic resource calculations.

In Sproule's opinion, the initial well location represents the best opportunity to test all objectives with a single well. The risks associated with the 3-way Yegua closure are consistent with those associated with field step-outs, but too high for a proved or probable reserve assignment. The Wilcox closures represent relatively low risk close-in exploratory prospects, however, the initial test well location is not optimally located for these deeper objectives. The optimal Wilcox location would be on the northern portion of the company's lands (SP 300 Line 39).

Exploration

The Company intends to participate in the initial well to test all three closures on the Hillister Prospect. Total cost to the Company for this participation is expected to be (US)$250,000. Assuming the initial well is successful, the Company will participate in the second well. Another prospect exists on the

northern acreage to test the Wilcox in a structurally attractive position, therefore the Company may participate in a second well regardless of the results of the first well.

CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following tables set out selected consolidated financial information for the period indicated:

(Amounts in Canadian Dollars)

	2002	2001	2000
Revenue	0	0	0
Loss From Operations			
• Total	235,550	123,222	131,230
• Per Share and Per Fully Diluted Share	0.08	0.19	0.14
Net Loss			
• Total	198,159	347,434	149,963
• Per Share and Per Fully Diluted Share	0.07	0.19	0.14
Total Assets	327,196	13,555	265,160
Long-term Debt	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil

Dividends

The Company has not paid any dividends since incorporation and Topper will not pay dividends in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of Topper and other factors, which the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its common shares.

Quarterly Information

Selected consolidated financial information for each of the last eight quarters ending August 31, 2001 is as follows (unaudited):

(Amounts in Canadian Dollars)

	Aug 31, 2002	May 31, 2002	Feb 28, 2002	Nov 30 2001	Aug 31, 2001	May 31, 2001	Feb 28, 2001	Nov 30 2000
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss From Operations								
• Total	59,288	86,614	50,719	38,929	35,256	25,541	34,814	27,611
• Per Share and Per Fully Diluted Share	0.02	0.03	0.02	0.01	0.02	0.01	0.01	0.02
Net Loss								
• Total	59,990	86,271	50,555	1,363	269,984	25,292	24,547	27,611
• Per Share and Per Fully Diluted Share	0.02	0.03	0.02	0.00	0.14	0.01	0.01	0.02

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2002 and August 31, 2001 should be read in conjunction with the financial statements of the Company and notes thereto, which accompany this Annual Information Form.

General

Topper is a junior natural resource exploration and development company. The Company acquired a 25% interest in the Hillister Prospect from Pringle for (US)$54,000. The Hillister Field was discovered by Exxon and has produced in excess of 6,000,000 barrels of oil and five billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast. The Hillister Field Prospect is comprised of 888 acres and is located approximately 134 km north east of Houston.

The Company announced a two well exploration program to attempt an extension of the Hillister Field in Tyler County, Texas. The Hillister Field was discovered by Exxon and has produced in excess of 6,000,000 barrels of oil and five billion cubic feet of natural gas from 29 wells. Production has been obtained from the Yeugua and Wilcox sands, which are prolific producers on the upper Texas Gulf Coast.

Results of Operations

The Company incurred a net loss of $198,159 during 2002, as compared to a net loss of $347,434 during the year ended 2001. The decrease in net loss was primarily attributable to the write-off during 2001 of $234,169 the mineral property costs as a result of the abandonment of the Laredo/Puma option. The Company did not write off any mineral property costs during the fiscal 2002.

The balance of the loss for the year was primarily attributed to consulting fees of $42,131 (2001 - $877) management fees of $59,000 (2001 - $48,000), professional fees (consisting of accounting, audit and legal fees) of $27,184 (2001 - $23,101), office expenses of $12,969 (2001 - $3,857), regulatory and transfer agent fees of $16,256 (2001 - $8,803), salaries and benefits of $21,573 (2001 - $11,207), office rent of $14,630 (2001 - $6,000), shareholder related costs of $21,771 (2001 - $3,799) and travel and promotion of $14,283 (2001 - $5,423). During 2002, Topper recorded a gain on the settlement of outstanding debt in the amount of $37,301 (2001 - $9,957).

During 2002, the Company entered into the following transactions with related parties:

a. Paid or accrued management fees of $59,000 (2001 - $48,000) to a director and to a company controlled by a director;

b. Paid or accrued rent of $14,630 (2001 - $6,000) to a director and to a company controlled by a director;

c. Issued 73,529 common shares of the Company at $0.17per share to a company controlled by a director for the settlement of $12,500; and

d. Paid $15,000 to a company controlled by a former director for the settlement of debt of $52,391, resulting in a gain of $37,391.

Legal Proceedings

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously. This legal action was originated in 1997.

Capital Resources and Liquidity

As at August 31, 2002, Topper had working capital of $160,073. Since inception, the Company's capital resources have been limited. As the Company has no producing resource properties, its only sources of revenue have been limited amounts from interest and investment income. As a result, Topper has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses. The working capital of Topper at August 31, 2002 may not be sufficient to meet the costs of acquiring and developing resource properties. It will be necessary to generate additional funds through the issuance of equity securities or borrowings in amounts sufficient to meet current and future obligations.

During 2002, the Company issued 1,232,500 units, each comprised of one common share and one warrant, for gross proceeds of $246,500, and issued 73,529 shares to settle $12,500 in outstanding indebtedness. In addition, an aggregate of 670,000 common shares were issued upon exercise of previously issued share purchase warrants and outstanding options, for proceeds of $259,400. Subsequent to the year ended August 31, 2002, the Company settled $51,750 in indebtedness through the issue of 191,667 common shares. During 2001, the Company issued 541,200 units, each comprised of one common share and one warrant, for gross proceeds of $162,360, and issued an aggregate of 175,000 common shares upon exercise of 175,000 previously issued share purchase warrants, for proceeds of $71,750.

While there are presently no known specific trends, events or uncertainties that are likely to result in Topper's liquidity decreasing in any material way over the next twelve month period, Topper will have to continue to rely upon equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Topper has no commitments for material capital or other major expenditures over either the near or long term and none are presently contemplated other than for normal operating requirements, and for the agreements signed regarding the Company's new oil and gas interest. (See "Oil and Gas Properties").

Risks and Uncertainties

An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the company's properties are in the exploration as opposed to the development stage. Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company's business. The following risk factors should be given special consideration.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on exploration by the Company will result in discoveries of oil or natural gas in commercial quantities. It is difficult to project the cost of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environment damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents,

shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines or reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

The Company's involvement in the exploration for the development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Company will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas process, leading to a reduction in the volume of oil and gas reserves. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In additional, bank borrowing available to the Company are in part determined by the borrowing base of the Company. A sustained material decline in prices from historical average prices could reduce the Company's borrowing base, therefore reducing the bank credit available to the Company, and could require that a portion of any existing bank debt of the Company be repaid.

In addition to establishing markets for its oil and natural gas, the Company must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. The Company will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Company. The ability of the Company to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Company will also likely be affected by deliverability uncertainties rehted to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and the management of other aspects of the oil and natural gas business. The Company has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

The Company anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. The Company currently has no revenue and may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Issuance of Debt

From time to time the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. Neither the Company's articles no its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company's ability to service its debt obligations will depend on the Company's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company.

Land Tenure

In order to maintain its interests in its property, the Company must drill two wells on the property. The failure to drill these wells by the Company will result in the forfeiture by the Company of a portion of its assigned interest in the property.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Company in a manner materially different than they would affect other oil and gas companies of similar size. The current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

MARKET FOR SECURITIES

Topper is a reporting issuer in British Columbia and Alberta whose common shares are listed for trading on the TSX Venture Exchange under the symbol TOP.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set out below. Each director is elected annually and holds office until the next annual general meeting.

Name, Position , Country of Ordinary Residence & Other Positions if any held with the Company[1]	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly[1]
JIMMY M. McCARROLL[2] Houston, Texas U.S.A. *President & Director*	President, since November 29, 2001, and Director, since August 10, 2001, of the Company; President, Century Natural Gas Inc., a private company which participates in oil and gas ventures, from April 2000 to July 2001; President, McCarroll Energy Inc., a private company which managed foreign and domestic oil and gas interests, from January 1986 to March 2000.	2001	317,500
MURRAY McKINNON Houston, Texas U.S.A. *Chairman of the Board & Director*	Chairman of the Board, since November 29, 2001, and Director, since August 10, 2001, of the Company; President of American Energy Capital Corporation, a private oil and gas holding company, from January 1987 to Present.	2001	150,000
WILLIAM WISHART[2] North Vancouver, British Columbia Canada *Corporate Secretary, Director & Former President*	Secretary of the Company since November 29, 2001 and Director of the Company; since July 7, 2000; President of the Company from July 7, 2000 until November 29, 2001. President of First Canadian Capital, a private corporate finance and investor relations firm from January 2000 to Present; President and Director of First Star Innovations Inc., a TSX Venture Exchange company, which has developed a personal UV index meter, from June 27, 2000 to Present; President of First Canadian Barter Exchange, a commercial barter exchange, since 1997; President and Secretary of Sunquest Investment Corp., a private investment company, since March 27, 1997; and Investment advisor with Pacific International Securities from June 1988 to January 2000.	2000	342,372
RICHARD A.N. BONNYCASTLE Calgary, Alberta Canada *Director*	Chairman and President of Cavendish Investing Ltd., a private investment company, since 1958.	2002	125,000
DOUG N. BAKER[2] Calgary, Alberta Canada *Director*	President and Chief Financial Officer of Forte Oil Corporation from 1997 to present.	2002	75,000

(1) The information as to country of residence, and principal occupation, not being within the knowledge of the Company has been furnished by the respective directors individually.

(2) Denotes member of the Audit Committee. The Company does not have an executive committee.

(3) *The number of shares beneficially owned by directors and officers, directly or indirectly, as of August 31, 2002, is based on information furnished by the nominees themselves.*

Corporate Cease Trade Order or Bankruptcies

Except as disclosed below, no director, officer or promoter of the Company, nor any proposed director, officer or promoter of the Company is, or within the five (5) years prior to the date of this Annual Information Form has been, a director, officer or promoter of any other reporting company that, while that person was acting in that capacity:

a. was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than thirty (30) consecutive days; or

b. was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

Except as disclosed below, no director, officer or promoter of the Company has, within the ten (10) years prior to the date of this Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Company is, or within the five (5) years prior to the date of this Annual Information Form has been, declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain officers or directors of the Company are or may become officers or directors of other companies and as such may be presented, from time to time, with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under the relevant statutory laws and general corporate law. All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Company. Any transactions with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

There are no existing or potential conflicts of interest and there have been no transactions within the previous three years from the date of this Annual Information Form among the Company, its directors and officers, principal holders, the Agent and persons providing professional services to the Company, which could reasonably be expected to affect a holder, other than as set out below and elsewhere in this Annual Information Form.

Certain of the directors may serve as directors of, have significant shareholdings in, or provide professional services to other companies and, to the extent that such other companies may participate in

ventures with the Company, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the meeting and abstain from voting for or against the approval of such participation.

The Company and its affiliates are not limited or affected in their ability to carry on other business ventures for their own accounts and for the accounts of others, and may be engaged in the ownership, acquisition and operation of businesses which compete with the Company. Investment in the Company will not carry with it the right for either the Company or any Subscriber to invest in any other venture of any affiliates, or to any profit therefrom or to any interest therein.

ADDITIONAL INFORMATION

Auditor

Davidson & Company, Chartered Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 is the auditor for the Company.

Registrar and Transfer Agent

Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, British Columbia, V6B 3B9 is the registrar and transfer agent to Topper.

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, option to purchase securities and interests of insiders in material transactions, is contained in the Company's Information Circular dated October 22, 2001 for the Company's annual general meeting held on November 29, 2001 which involves the election of directors. Additional information is available in the Company's comparative audited consolidated financial statements for the years ended August 31, 2001 and August 31, 2000.

Upon request being made by any person to the secretary of the Company, the Company shall provide to that person the following:

a. One copy of this Annual Information Form and if specifically requested, one copy of any document or the pertinent pages of such documents incorporated by reference herein;

b. One copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

c. One copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

d. Regarding requests for the documents set out in (a), (b), and (c) above the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Topper Resources Inc.
(formerly Consolidated Topper Gold Corporation)

We have audited the consolidated balance sheets of Topper Resources Inc. (formerly Consolidated Topper Gold Corporation) as at August 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consis tent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

September 25, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2002	2001
ASSETS		
Current		
Cash and equivalents	$ 239,562	$ 9,847
Receivables	1,704	1,417
Prepaid expenses	750	-
	242,016	11,264
Capital assets (Note 3)	1,477	2,291
Oil and gas property (Note 4)	83,703	-
	$ 327,196	$ 13,555
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 15,340	$ 17,125
Due to related parties (Note 6)	66,603	71,418
	81,943	88,543
Shareholders' equity (deficiency)		
Capital stock (Note 7)	4,781,633	4,263,233
Contributed surplus (Note 7)	37,278	37,278
Deficit	(4,573,658)	(4,375,499)
	245,253	(74,988)
	$ 327,196	$ 13,555

Nature and continuance of operations (Note 1)

Subsequent event (Note 13)

On behalf of the Board:

"William E. A. Wishart" Director

"Jimmy M. McCarroll" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.

(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2002	2001
EXPENSES		
Amortization	$ 814	$ 678
Consulting fees	42,131	877
Management fees	59,000	48,000
Office and miscellaneous	12,969	3,857
Professional fees	27,184	23,101
Regulatory and transfer agent fees	16,256	8,803
Rent	14,630	6,000
Salaries and benefits	21,573	11,207
Secretarial services	-	9,000
Shareholder information and investor relations	21,771	3,799
Telephone	4,939	2,477
Travel and promotion	14,283	5,423
	(235,550)	(123,222)
OTHER ITEMS		
Write-off of mineral property costs (Note 5)	-	(234,169)
Gain on settlement of debt (Note 8)	37,391	9,957
	37,391	(224,212)
Loss for the year	(198,159)	(347,434)
Deficit, beginning of year	(4,375,499)	(4,028,065)
Deficit, end of year	$ (4,573,658)	$ (4,375,499)
Basic and diluted loss per share	$ (0.07)	$ (0.19)
Weighted average number of common shares outstanding		
Basic	3,034,705	1,872,366
Diluted	3,034,705	1,872,366

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
(formerly Consolidated Topper Gold Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
YEAR ENDED AUGUST 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (198,159)	$ (347,434)
Items not affecting cash:		
Amortization	814	678
Write-off of mineral property costs	-	234,169
Gain on settlement of debt	(37,391)	(9,957)
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(287)	773
(Increase) decrease in prepaid expenses	(750)	1,000
Decrease in accounts payable and accrued liabilities	(1,785)	(30,769)
Decrease in due from related company	-	3,800
Net cash used in operating activities	(237,558)	(147,740)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	505,900	162,360
Due to related parties	45,076	(25,805)
Net cash provided by financing activities	550,976	136,555
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property costs	(83,703)	-
Purchase of capital assets	-	(2,969)
Net cash used in investing activities	(83,703)	(2,969)
Change in cash and equivalents during the year	229,715	(14,154)
Cash and equivalents, beginning of year	9,847	24,001
Cash and equivalents, end of year	$ 239,562	$ 9,847

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

During the current year, the Company changed its name from Consolidated Topper Gold Corporation to Topper Resources Inc.

The Company is in the process of exploring and developing its oil and gas property and has not yet determined whether the property contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas property and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2002	2001
Working capital (deficiency)	$ 160,073	$ (77,279)
Deficit	(4,573,658)	(4,375,499)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, U.S.A., Inc. Significant inter-company transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Oil and gas properties (cont'd...)

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management determines there has been an impairment. These costs will be amortized over the estimated useful life of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for using the straight-line method at the following rates:

Computer equipment	30%
Office equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

The Company grants stock options pursuant to the policies of the TSX Venture Exchange ("TSX") as described in Note 7. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

The Company's activities denominated in foreign currencies are translated as integrated operations using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

3. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 2,199	$ 1,209	$ 990	$ 2,199	$ 550	$ 1,649
Office equipment	770	283	487	770	128	642

	$	2,969	$	1,492	$	1,477	$	2,969	$	678	$	2,291

4. OIL AND GAS PROPERTY

Title to oil and gas properties involves certain inherent risks due to the difficulties of determining the validity of certain oil and gas properties as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many oil and gas properties.

The Company has investigated title to all of its oil and gas properties and, to the best of its knowledge, title to all of its properties are in good standing. Properties which the Company has committed to earn an interest are located in the United States. The Company is therefore relying on title opinions by legal counsel on certain oil and gas leases who are basing such opinions on the laws of the United States.

Hillister Prospect, Tyler County, Texas USA

The Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company is required to participate in the cost of drilling and completion of an exploratory well at an anticipated cost to the Company of approximately USD $250,000. The oil and gas leases are subject to a 25% royalty in favour of the lessor.

Total costs incurred are summarized as follows:

	2002	2001
Balance, beginning of year	$ -	$ -
Acquisition costs	83,703	-
Balance, end of year	$ 83,703	$ -

5. MINERAL PROPERTY

Laredo/Puma claims, Osoyoos, British Columbia

The Company previously held an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia. During the year ended August 31, 2001, the Company abandoned its interest in the claims and, accordingly, all related costs were written-off to operations.

	2002	2001
Balance, beginning of year	$ -	$ 234,169
Written-off during the year	-	(234,169)
Balance, end of year	$ -	$ -

6. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms. Subsequent to August 31, 2002, the Company issued common shares to settle amounts due to related parties (Note 13).

7. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at August 31, 2000	1,426,061	$	4,100,873
For cash	541,200		162,360
As at August 31, 2001	1,967,261		4,263,233
Private placement	1,232,500		246,500
Settlement of debt	73,529		12,500
Exercise of warrants	625,000		251,750
Exercise of options	45,000		7,650
As at August 31, 2002	3,943,290	$	4,781,633

Escrow shares

Included in issued and outstanding capital stock at August 31, 2002 are 35,744 common shares of the Company being held in escrow which may not be traded until approval is received from regulatory authorities.

Contributed surplus

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. **CAPITAL STOCK** (cont'd...)

At August 31, 2002, options were outstanding enabling optionees to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
275,000	$ 0.17	January 30, 2007

Stock option transactions and outstanding stock options are summarized as follows:

	2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	32,500	$ 1.95
Granted	320,000	0.17	-	-
Expired/cancelled	-	-	(32,500)	1.95
Exercised	(45,000)	0.17	-	-
Outstanding, end of year	275,000	$ 0.17	-	$ -
Options exercisable, end of year	275,000	$ 0.17	-	$ -

Warrants

At August 31, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
1,232,500	$ 0.30	September 25, 2003

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $59,000 (2001 - $48,000) to a director and to a company controlled by a director.

b) Paid or accrued rent of $14,630 (2001 - $6,000) to a director and to a company controlled by a director.

c) Issued 73,529 common shares of the Company at $0.17 per share to a company controlled by a director for the settlement of debt of $12,500.

d) Paid $15,000 to a company controlled by a former director for the settlement of debt of $52,391, resulting in a gain of $37,391.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 143	$ 754

Significant non-cash transactions for the year ended August 31, 2002:

The Company issued 73,529 common shares at an agreed value of $12,500 to settle debt of $12,500.

There were no significant non-cash transactions for the year ended August 31, 2001.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2002	2001
Loss before income taxes	$ (198,159)	$ (347,434)
Income tax recovery at a statutory rate of 39.6% (2001 – 44.6%)	$ 78,470	$ 154,956
Non-deductible expenses	(1,649)	-
Write-off of mineral property	-	(104,440)
Unrecognized benefits of non-capital losses	(76,821)	(50,516)
Total income taxes	$ -	$ -

Details of future income tax assets are as follows:

	2002	2001
Resource deductions	$ 535,068	$ 527,271
Capital assets	703	371
Non-capital losses available for future periods	567,819	515,796
Gross future income tax assets	1,103,590	1,043,438
Less: valuation allowance	(1,103,590)	(1,043,438)
Net future income tax assets	$ -	$ -

The Company has incurred operating losses for Canadian income tax purposes of approximately $1,430,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2009. In addition, the Company has resource deductions of approximately $1,350,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12. SEGMENTED INFORMATION

The Company's identifiable assets are located in the following locations:

		2002		2001
Canada	$	242,617	$	13,555
United States		84,579		-
	$	327,196	$	13,555

The Company's loss for the year was incurred in the following locations:

		2002		2001
Canada	$	(197,964)	$	(347,434)
United States		(195)		-
	$	(198,159)	$	(347,434)

13. SUBSEQUENT EVENT

Subsequent to August 31, 2002, the Company issued 191,667 common shares to a director and a company controlled by a director for the settlement of amounts due to related parties of $51,750.